SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 14, 2022, Korea Electric Power Corporation filed its audit report for the fiscal year 2021 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. The financial statements in such report have not been approved by the shareholders of Korean Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name: Jun, Chul-soo
Title: General Manager of International & IR Team

Date: March 14, 2022

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Opinion

We have audited the consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“KIFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Auditing Standards (“KGAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(14) to the consolidated financial statements, at each reporting date, management assesses if any indicator of impairment for its PP&E exists. If there is an impairment indicator for a cash-generating unit (“CGU”), management compares the recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

In view of the significant difference between the Group’s market capitalization and its consolidated net assets carrying amount, management determined that an indicator of impairment of the Group’s PP&E existed as of December 31, 2020, which is attributed to the CGU of the electricity transmission and distribution business.

Management performed an impairment assessment of the Group’s PP&E allocated to CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Preparing the VIU estimation requires management to exercise significant judgment, particularly in relation to estimating future sales volumes, unit sales price, cost of power purchase, and discount rate. We have identified the assessment of impairment of PP&E in the electricity transmission and distribution business as a key audit matter because the carrying value of these assets are significant to the consolidated financial statements and also because estimation using a discounted cash flow forecast is complex and involves the exercise of significant management judgment in estimating the variable inputs, which can be inherently uncertain and could be subject to management bias.

The primary audit procedures we performed to address this key audit matter are as follows:

•	We identified and tested key internal controls relating to the Group’s assessment of impairment of PP&E.

•	We assessed management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Group’s business

•	We compared the forecasts included in the prior year’s discounted cash flow forecasts to the current year’s actual performance in order to assess the appropriateness of the estimates.

•

We involved an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with our recalculated rate using both market and entity-specific information.

•

We obtained the Group’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and considered whether there were any indicators of management bias.

•

We evaluated the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessed the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KGAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KGAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jungik Park.

March 14, 2022

This audit report is effective as of March 14, 2022, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Seung-il Cheong

President/CEO

Korea Electric Power Corporation

Corporate Address: #55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, KOREA

Phone Number: 061-345-3114(day) / 061-345-3203(night)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

In millions of won	Note	2021		2020
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,635,238	2,029,584
Current financial assets, net	5,6,9,11,12,13,45,47		1,868,796	2,800,220
Trade and other receivables, net	5,8,20,24,45,46,47		8,122,415	7,918,470
Inventories, net	14		7,608,182	6,742,909
Income tax receivables	41		41,344	49,675
Current non-financial assets	15		1,758,991	1,020,158
Assets held-for-sale	16,42		15,879	925

Total current assets			22,050,845	20,561,941

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		2,909,810	2,472,821
Non-current trade and other receivables, net	5,8,20,45,46,47		1,906,861	1,861,569
Property, plant and equipment, net	18,24,27,49		173,119,781	168,709,387
Investment properties, net	19,27		212,784	225,195
Goodwill	16		105,647	98,166
Intangible assets other than goodwill, net	21,27,46		1,044,077	1,055,730
Investments in associates	4,17		5,232,373	4,250,787
Investments in joint ventures	4,17		2,239,011	1,919,746
Defined benefit assets, net	25		20,871	7,231
Deferred tax assets	41		1,901,992	1,733,146
Non-current non-financial assets	15		364,818	246,392

Total non-current assets			189,058,025	182,580,170

Total Assets	4	~~W~~	211,108,870	203,142,111

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

In millions of won	Note	2021		2020
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	8,153,426	6,256,521
Current financial liabilities, net	5,12,23,45,47		14,037,125	10,724,689
Income tax payables	41		229,460	476,898
Current non-financial liabilities	20,28,29		6,466,333	5,971,450
Current provisions	26,45		2,845,876	2,451,664

Total current liabilities			31,732,220	25,881,222

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		5,996,498	6,480,412
Non-current financial liabilities, net	5,12,23,45,47		66,570,419	59,365,011
Non-current non-financial liabilities	28,29		10,216,364	9,661,941
Employee benefits liabilities, net	25,45		1,679,158	1,910,860
Deferred tax liabilities	41		7,100,938	9,100,247
Non-current provisions	26,45		22,501,424	20,075,572

Total non-current liabilities			114,064,801	106,594,043

Total Liabilities	4	~~W~~	145,797,021	132,475,265

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			33,282,817	32,179,066
Unappropriated retained earnings			10,359,255	17,349,625

			45,246,982	51,133,601

Other components of equity	34
Other capital surplus			1,231,109	1,224,105
Accumulated other comprehensive loss			(57,632)	(409,577)
Other equity			13,294,973	13,294,973

			14,468,450	14,109,501

Equity attributable to owners of the controlling company			63,769,010	69,296,680
Non-controlling interests	16,33		1,542,839	1,370,166

Total Equity		~~W~~	65,311,849	70,666,846

Total Liabilities and Equity		~~W~~	211,108,870	203,142,111

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021 and 2020

In millions of won, except per share information	Note	2021		2020
Sales	4,35,45,47
Sales of goods		~~W~~	58,702,209	56,684,312
Sales of services			456,400	429,350
Sales of construction services	20		754,998	812,175
Revenue related to transfer of assets from customers	28		661,212	643,477

			60,574,819	58,569,314

Cost of sales	14,25,43,47
Cost of sales of goods			(62,079,313)	(50,353,315)
Cost of sales of services			(580,902)	(441,851)
Cost of sales of construction services			(898,963)	(1,009,430)

			(63,559,178)	(51,804,596)

Gross profit (loss)			(2,984,359)	6,764,718
Selling and administrative expenses	25,36,43,47		(2,875,784)	(2,678,443)

Operating profit (loss)	4		(5,860,143)	4,086,275
Other income	37		372,921	392,971
Other expenses	37		(257,932)	(417,720)
Other gains (losses), net	38		8,519	35,094
Finance income	5,12,39		1,402,614	1,510,249
Finance expenses	5,12,40		(3,245,777)	(2,896,443)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			775,588	398,972
Gain on disposal of investments in associates and joint ventures			1,844	10,165
Share in loss of associates and joint ventures			(218,532)	(119,848)
Loss on disposal of investments in associates and joint ventures			(64,119)	(16)
Loss on impairment of investments in associates and joint ventures			—	(1,556)
Loss on disposal of investments in subsidiaries			(197)	(6,610)

			494,584	281,107

Profit (loss) before income tax			(7,085,214)	2,991,533
Income tax benefit (expense)	41		1,855,989	(899,064)

Profit (loss) for the year		~~W~~	(5,229,225)	2,092,469

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2021 and 2020

In millions of won, except per share information	Note	2021		2020
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	210,409	(69,804)
Share in other comprehensive income of associates and joint ventures	31		3,609	3,181
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		59,024	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(15,778)	64,561
Foreign currency translation of foreign operations	34		41,189	(76,442)
Share in other comprehensive income (loss) of associates and joint ventures	34		301,161	(132,805)

Other comprehensive income (loss) for the year			599,614	(219,841)

Total comprehensive income (loss) for the year		~~W~~	(4,629,611)	1,872,628

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(5,315,055)	1,991,347
Non-controlling interests			85,830	101,122

		~~W~~	(5,229,225)	2,092,469

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(4,754,046)	1,802,824
Non-controlling interests			124,435	69,804

		~~W~~	(4,629,611)	1,872,628

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		~~W~~	(8,279)	3,102

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive income of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of equity investments at fair value through other comprehensive income (loss), net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2021 and 2020

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(5,315,055)	—	(5,315,055)	85,830	(5,229,225)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share in other comprehensive income of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Issuance of shares of capital by subsidiaries and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance at December 31, 2021	~~W~~	4,053,578	45,246,982	14,468,450	63,769,010	1,542,839	65,311,849

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

In millions of won	2021		2020
Cash flows from operating activities
Profit (loss) for the year	~~W~~	(5,229,225)	2,092,469

Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Income tax expense (benefit)		(1,855,989)	899,064
Depreciation		11,772,111	11,377,553
Amortization		166,161	170,466
Employee benefit expense		511,942	492,288
Bad debt expense		67,242	50,686
Interest expense		1,914,457	1,995,425
Loss on disposal of financial assets		1,045	648
Loss on disposal of property, plant and equipment		92,622	162,725
Loss on abandonment of property, plant, and equipment		207,934	255,346
Loss on impairment of property, plant, and equipment		4,056	80,413
Loss on impairment of intangible assets		—	3,599
Loss on disposal of intangible assets		145	392
Increase in provisions		2,466,452	1,832,765
Loss (gain) on foreign currency translation, net		997,119	(782,167)
Gain on valuation of financial assets at fair value through profit or loss		(14,338)	(12,904)
Loss on valuation of financial assets at fair value through profit or loss		5,480	7,396
Valuation and transaction loss (gain) on derivative instruments, net		(907,076)	390,322
Share in profit of associates and joint ventures, net		(557,056)	(279,124)
Gain on disposal of financial assets		(7,718)	(11,992)
Reversal of impairment loss on intangible assets		(14)	—
Gain on disposal of property, plant and equipment		(56,284)	(93,195)
Gain on disposal of intangible assets		(1)	(1,556)
Gain on disposal of associates and joint ventures		(1,844)	(10,165)
Loss on disposal of associates and joint ventures		64,119	16
Loss on impairment of associates and joint ventures		—	1,556
Loss on disposal of subsidiaries		197	6,610
Interest income		(221,874)	(242,586)
Dividend income		(10,522)	(7,316)
Others, net		(169,856)	30,411

		14,468,510	16,316,676

Changes in working capital:
Trade receivables		(216,734)	(107,639)
Non-trade receivables		869,870	459,524
Accrued income		(17,918)	(258,963)
Other receivables		24,306	(32,536)
Other current assets		(569,732)	(462,125)
Inventories		(1,738,000)	(723,495)
Other non-current assets		(3,462)	(140,017)
Trade payables		2,144,561	(262,985)
Non-trade payables		(571,051)	(363,260)
Accrued expenses		(456,992)	(222,113)
Other current liabilities		379,378	388,163
Other non-current liabilities		458,007	755,005
Investments in associates and joint ventures (dividends received)		288,242	237,695
Provisions		(2,426,017)	(1,499,436)
Payments of employee benefit obligations		(159,477)	(74,848)
Plan assets		(317,707)	(582,275)

	~~W~~	(2,312,726)	(2,889,305)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

In millions of won	2021		2020
Cash generated from operating activities	~~W~~	6,926,559	15,519,840
Dividends received (financial assets at fair value through other comprehensive income)		10,522	7,316
Interest paid		(1,928,160)	(2,081,663)
Interest received		201,022	215,183
Income taxes paid		(736,757)	(452,203)

Net cash provided by operating activities		4,473,186	13,208,473

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		4,472	5,444
Acquisition of investments in associates and joint ventures		(673,017)	(342,116)
Proceeds from disposals of property, plant and equipment		277,998	331,777
Acquisition of property, plant and equipment		(12,668,534)	(13,281,294)
Proceeds from disposals of intangible assets		59	10,871
Acquisition of intangible assets		(113,100)	(120,371)
Proceeds from disposals of financial assets		7,023,674	8,020,406
Acquisition of financial assets		(5,893,404)	(9,203,450)
Increase in loans		(223,950)	(336,744)
Collection of loans		218,704	215,292
Increase in deposits		(222,924)	(276,255)
Decrease in deposits		166,066	280,941
Proceeds from disposals of assets held-for-sale		1,148	32,578
Receipt of government grants		37,920	41,209
Net cash outflow from changes in consolidation scope		(63,492)	(24,624)
Other cash outflow from investing activities, net		(225,948)	(185,475)

Net cash used in investing activities		(12,354,328)	(14,831,811)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,621,440	345,338
Proceeds from long-term borrowings and debt securities		17,392,311	10,170,107
Repayment of long-term borrowings and debt securities		(9,360,357)	(7,976,658)
Payment of lease liabilities		(572,036)	(613,977)
Settlement of derivative instruments, net		98,068	42,263
Change in non-controlling interest		90,096	11,554
Dividends paid (hybrid bond)		(13,385)	(13,385)
Dividends paid		(812,159)	(81,298)
Other cash outflow from financing activities, net		(8,901)	(3,120)

Net cash provided by financing activities		8,435,077	1,880,824

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		553,935	257,486
Effect of exchange rate fluctuations on cash held		51,719	(38,031)

Net increase in cash and cash equivalents		605,654	219,455
Cash and cash equivalents at January 1		2,029,584	1,810,129

Cash and cash equivalents at December 31	~~W~~	2,635,238	2,029,584

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2021, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 91,105,897 shares (14.19%) as of December 31, 2021.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 24, 2022, which will be submitted for approval at the shareholders’ meeting held on March 29, 2022.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2021 and 2020 are ~~W~~1,725,444 million and ~~W~~1,691,294 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Cost incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Group had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the 8th Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of unit 1.

In addition, the Group has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. Accordingly, the Group recognized impairment loss and other expenses during the year ended December 31, 2018.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Group recognized impairment loss during the year ended December 31, 2018, as the Group believed that there was a significant change in its operating environment.

Korean government established relevant legal basis and procedures to refund to the Group utilizing available resources for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy.

As of December 31, 2021, there is no indication that the above-mentioned impairment no longer exists or has been reduced.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2021 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2021, even though the early adoption of these standards is possible.

Amendments to KIFRS 1109 ’Financial Instruments’, KIFRS 1039 ‘Financial Instruments: Recognition and Measurement’, KIFRS 1107 ‘Financial Instruments: Disclosures’, KIFRS 1104 ‘Insurance Contracts’ and KIFRS 1116 ‘Lease’ – Interest Rate Benchmark Reform Phase II

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of The Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 ‘Income Taxes’ and KIFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 ‘Financial Instruments’, or with KIFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 94.45% of consolidated revenue for the year ended December 31, 2021.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(iv)	Adoption of cost pass-through tariff system

The Group amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. The cost pass-through tariff system has been applied to the electricity rate after January 1, 2021 in accordance with the amendment. The Group expects the adoption of the new system would not affect the existing accounting policies including ‘revenue from contracts with customers’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interest).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognised, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognised in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognised in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. And such exchange differences shall be recognized in equity.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	-	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the estimated payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Business model	Cash flow characteristics
	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 ’ Revenue from Contracts with Customers’.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

(24)	Assets held-for-sale

The Group classifies non-current assets or disposal groups as held for sale if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. The criteria for assets-held-for-sale classification is regarded as met only when the disposal is highly probable, and the asset or disposal group is available for immediate distribution in its present condition. Management must be committed to the distribution expected within one year from the date of the classification.

Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2021 and 2020, respectively, are as follows:

In millions of won
2021
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	59,660,600	1,672,776	57,987,824	(7,425,576)	3,990,464	36,831	678,986	391,116
Electric power generation (Nuclear)		9,324,391	9,207,516	116,875	796,832	3,611,594	22,209	477,512	(18,146)
Electric power generation (Non-nuclear)		25,837,982	24,518,167	1,319,815	345,955	4,178,520	22,226	624,391	109,765
Plant maintenance & engineering service		2,805,785	2,370,900	434,885	252,348	121,493	9,515	933	11,849
Others		2,010,843	1,295,423	715,420	195,346	158,952	158,680	162,345	—
Consolidation adjustments		(39,064,782)	(39,064,782)	—	(25,048)	(122,751)	(27,587)	(29,710)	—

	~~W~~	60,574,819	—	60,574,819	(5,860,143)	11,938,272	221,874	1,914,457	494,584

In millions of won
2020

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	57,989,410	1,224,602	56,764,808	2,785,145	3,836,355	48,220	737,973	169,176
Electric power generation (Nuclear)		9,938,941	9,817,147	121,794	1,338,642	3,564,120	25,581	503,485	(4,905)
Electric power generation (Non-nuclear)		20,329,611	19,552,376	777,235	(150,427)	4,034,024	20,843	622,346	115,096
Plant maintenance & engineering service		2,703,472	2,283,333	420,139	238,007	119,056	11,789	1,250	1,740
Others		1,582,001	1,096,663	485,338	111,055	122,092	167,005	162,843	—
Consolidation adjustments		(33,974,121)	(33,974,121)	—	(236,147)	(127,628)	(30,852)	(32,472)	—

	~~W~~	58,569,314	—	58,569,314	4,086,275	11,548,019	242,586	1,995,425	281,107

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,304,296	2,575,019	3,331,813	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,861,823	—	637,715	4,961,880
Consolidation adjustments		(40,936,783)	—	(12,001)	(2,948,338)

	~~W~~	211,108,870	7,471,384	12,781,634	145,797,021

In millions of won
2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	113,115,667	4,204,090	6,535,380	59,772,046
Electric power generation (Nuclear)		61,850,865	116,867	2,419,939	35,652,467
Electric power generation (Non-nuclear)		54,531,155	1,807,409	3,758,795	33,292,680
Plant maintenance & engineering service		3,492,571	42,167	141,226	1,061,949
Others		8,923,046	—	577,056	4,039,220
Consolidation adjustments		(38,771,193)	—	(30,731)	(1,343,097)

	~~W~~	203,142,111	6,170,533	13,401,665	132,475,265

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2021		2020	2021	2020
Domestic	~~W~~	59,333,696	57,418,054	178,745,707	173,673,478
Overseas (*1)		1,241,123	1,151,260	3,572,784	2,831,925

	~~W~~	60,574,819	58,569,314	182,318,491	176,505,403

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the years ended December 31, 2021 and 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	~~W~~	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,029,584	—	2,029,584
Current financial assets
Current financial assets at fair value through profit or loss		1,196,101	—	—	—	1,196,101
Current financial assets at amortized costs		—	—	13,149	—	13,149
Current derivative assets		18,332	—	—	11,193	29,525
Other financial assets		—	—	1,561,445	—	1,561,445
Trade and other receivables		—	—	7,918,470	—	7,918,470

		1,214,433	—	11,522,648	11,193	12,748,274

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		685,281	—	—	—	685,281
Non-current financial assets at fair value through other comprehensive income		—	358,559	—	—	358,559
Non-current financial assets at amortized costs		—	—	1,273	—	1,273
Non-current derivative assets		92,432	—	—	44,456	136,888
Other financial assets		—	—	1,290,820	—	1,290,820
Trade and other receivables		—	—	1,861,569	—	1,861,569

		777,713	358,559	3,153,662	44,456	4,334,390

	~~W~~	1,992,146	358,559	14,676,310	55,649	17,082,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	~~W~~	56,256	94,679,437	21,775	94,757,468

In millions of won	2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	2,113,181	—	2,113,181
Debt securities		—	8,561,624	—	8,561,624
Derivative liabilities		13,053	—	36,831	49,884
Trade and other payables		—	6,256,521	—	6,256,521

		13,053	16,931,326	36,831	16,981,210

Non-current liabilities
Borrowings		—	3,003,999	—	3,003,999
Debt securities		—	56,045,777	—	56,045,777
Derivative liabilities		144,873	—	170,362	315,235
Trade and other payables		—	6,480,412	—	6,480,412

		144,873	65,530,188	170,362	65,845,423

	~~W~~	157,926	82,461,514	207,193	82,826,633

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2021 and 2020 are as follows:

In millions of won		2021		2020
Cash and cash equivalents	Interest income	~~W~~	12,692	9,419
	Gain (loss) on foreign currency transactions and translations		34,923	(15,911)
Financial assets at fair value through profit or loss	Interest income		18,415	19,114
	Dividends income		2,949	4,734
	Gain (loss) on valuation of derivatives		450,896	(52,447)
	Gain (loss) on transaction of derivatives		54,352	36,563
	Gain (loss) on valuation of financial assets		8,858	5,508
	Gain (loss) on disposal of financial assets		4,221	11,344
Financial assets at fair value through other comprehensive income	Dividends income		7,573	2,582
Financial assets at amortized cost	Interest income		797	612
	Gain (loss) on foreign currency transactions and translations		(3,647)	(1,733)
Loans	Interest income		25,196	26,232
	Gain (loss) on foreign currency transactions and translations		729	(527)
Trade and other receivables	Interest income		144,543	151,035
	Gain (loss) on disposal of financial assets		2,452	—
	Gain (loss) on foreign currency transactions and translations		14,207	23,458
Short-term financial instruments	Interest income		7,531	25,540
	Gain (loss) on foreign currency transactions and translations		32,218	(38,088)
Long-term financial instruments	Interest income		12,470	10,406
	Gain (loss) on foreign currency transactions and translations		27	—
Other financial assets	Interest income		230	228
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		211,180	(77,733)
	Gain (loss) on valuation of derivatives (equity, before tax)		(11,734)	9,925
	Gain (loss) on transaction of derivatives		31,351	36,053
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		2,751	(104,607)
	Gain (loss) on transaction of derivatives		(15,358)	(49,788)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,316,269	1,365,801
	Gain (loss) on repayment of financial liabilities		(10)	(35)
	Interest expense of trade and other payables		213,765	88,757
	Interest expense of others		384,423	540,867
	Other finance income		1,284	—
	Other finance expenses		2,504	—
	Gain (loss) on foreign currency transactions and translations		(1,162,835)	772,045
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		158,167	(220,928)
	Gain (loss) on valuation of derivatives (equity, before tax)		(28,726)	101,295
	Gain (loss) on transaction of derivatives		13,737	42,565

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

6.	Restricted Deposits

Restricted deposits as of December 31, 2021 and 2020 are as follows:

In millions of won		2021		2020
Cash and cash equivalents	Escrow accounts	~~W~~	—	544
	Deposits for government project and others		22,286	5,066
	Collateral provided for borrowings		264,813	117,747
	Collateral provided for lawsuit		42	42
	Deposits for transmission regional support program		5,921	5,469
	Deposits for other business purposes		3,050	—
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	109,000
	Collateral provided for borrowings		11,745	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		531,720	577,481
Long-term financial instruments	Escrow accounts		70	76
	Guarantee deposits for banking accounts at oversea branches		333	306
	Collateral provided for borrowings		—	11,745
	Decommissioning costs of nuclear power plants		324,609	258,282
	Funds for developing small and medium enterprises (*)		10,000	210,000

		~~W~~	1,288,589	1,295,758

(*)

As of December 31, 2020, it consisted of the deposits for small and medium enterprises at the Industrial Bank of Korea (IBK) and others for construction of Bitgaram Energy Valley and support for high potential businesses amounting to ~~W~~200,000 million and the deposits were returned during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Cash	~~W~~	19,623	871
Other demand deposits		1,825,751	1,291,058
Short-term deposits classified as cash equivalents		407,921	432,263
Short-term investments classified as cash equivalents		381,943	305,392

	~~W~~	2,635,238	2,029,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	~~W~~	10,324,255	(288,049)	(6,930)	10,029,276

In millions of won	2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,370,923	(208,184)	—	7,162,739
Other receivables		799,598	(42,332)	(1,535)	755,731

		8,170,521	(250,516)	(1,535)	7,918,470

Non-current assets
Trade receivables		227,261	(806)	—	226,455
Other receivables		1,728,486	(90,047)	(3,325)	1,635,114

		1,955,747	(90,853)	(3,325)	1,861,569

	~~W~~	10,126,268	(341,369)	(4,860)	9,780,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables (*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables (*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	~~W~~	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~111,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,082,712 million.

In millions of won	2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	441,031	(37,062)	—	403,969
Accrued income		38,956	—	—	38,956
Deposits		239,011	—	(1,535)	237,476
Finance lease receivables (*1)		57,084	(365)	—	56,719
Others		23,516	(4,905)	—	18,611

		799,598	(42,332)	(1,535)	755,731

Non-current assets
Non-trade receivables		215,136	(80,451)	—	134,685
Accrued income		834	—	—	834
Deposits		364,855	—	(3,325)	361,530
Finance lease receivables (*2)		1,065,982	(625)	—	1,065,357
Others		81,679	(8,971)	—	72,708

		1,728,486	(90,047)	(3,325)	1,635,114

	~~W~~	2,528,084	(132,379)	(4,860)	2,390,845

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~105,127 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,087,559 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Trade receivables: (not overdue)	~~W~~	7,603,472	7,274,773

Trade receivables: (impairment reviewed)		325,775	323,411

Less than 60 days		11,577	3,505
60 ~ 90 days		27,201	28,729
90 ~ 120 days		28,230	10,687
120 days ~ 1 year		51,945	34,036
Over 1 year		206,822	246,454
		7,929,247	7,598,184
Less: allowance for doubtful accounts		(205,339)	(208,990)

	~~W~~	7,723,908	7,389,194

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Other receivables: (not overdue)	~~W~~	2,251,474	2,363,967

Other receivables: (impairment reviewed)		143,534	164,117

Less than 60 days		87	46,399
60 ~ 90 days		4,881	31,183
90 ~ 120 days		1,248	1,873
120 days ~ 1 year		11,438	11,803
Over 1 year		125,880	72,859

		2,395,008	2,528,084
Less: allowance for doubtful accounts		(82,710)	(132,379)
Less: present value discount		(6,930)	(4,860)

	~~W~~	2,305,368	2,390,845

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	208,990	132,379	212,759	114,155
Bad debts expense		19,039	18,411	24,021	27,329
Write-off		(21,809)	(58,762)	(20,332)	(1,910)
Reversal		(1,071)	(79)	(3,373)	(2,464)
Others		190	(9,239)	(4,085)	(4,731)

Ending balance	~~W~~	205,339	82,710	208,990	132,379

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	629	206,160	1,313	155,122
Cooperative		—	5,797	—	5,692
Others (*)		360,204	202,003	1,194,788	312,401

		360,833	413,960	1,196,101	473,215

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	258,071	—	212,066

	~~W~~	360,833	672,031	1,196,101	685,281

(*) ‘Others’ include MMT, etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beneficiary Certificate	~~W~~	13,632	6,127
Cooperative		110	645
Debt with embedded derivatives		854	3,598
Others		19,848	30,329

	~~W~~	34,444	40,699

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

In millions of won	2020
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Listed	~~W~~	201,201	—	(4)	(7,809)	1,281	194,669
Unlisted		177,969	2,900	(1)	(23,128)	6,150	163,890

		379,170	2,900	(5)	(30,937)	7,431	358,559

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(30,937)	7,431	358,559

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	11,109	0.25%		255	150	150
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		111	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	148	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Dung Hwan Co., Ltd.	556	0.02%	6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	128	0.16%	25	1	1
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Younil Metal Co., Ltd.	41	0.21%	21	21	21
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
K Shipbuilding Co., Ltd. (formerly, STX Offshore & Shipbuilding Co., Ltd.)	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%	10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
Set Holding (*2)	1,100,220	2.50%	229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,658	2,658
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	13	13
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%	16	17	17
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
NTS Co., Ltd.	143	0.22%	36	36	36
AID CO., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	9	9	9
Shinjin International Corp.	4	0.01%	1	1	1
Jinhung Packaging Co.,Ltd	4,329	3.02%	22	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Jaein Circuit Co., Ltd.	498	1.12%	65	65	65
SSET Co., Ltd.	181	0.30%	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%	48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%	25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%	1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%	83	6	6
KMLC Co., Ltd.	281	0.14%	22	22	22
Seinfood Co., Ltd.	13	0.17%	7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%	34	34	34
Kukex Inc.	639	0.05%	3	3	3
Youngshin Plus Co., Ltd.	104	0.12%	5	5	5
Chang won Engineering Co., Ltd.	22	0.00%	4	4	4
Samsung Silup Co., Ltd.	47	0.19%	5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%	6	6	6
IZU KOREA Co., Ltd.	48	0.00%	2	2	2
Dongdo CNP Co., Ltd.	234	0.36%	6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%	6	6	6
S.I.T. Co.,Ltd	2,213	0.44%	22	22	22
Taejin Hiech Co., Ltd.	78	0.26%	3	3	3
Headone Co.,Ltd.	69	0.12%	7	7	7
E-Won Solutech Co., Ltd.	158	0.16%	40	40	40
MJT Co., Ltd.	1,013	0.20%	51	51	51
KPL Circuit Co., Ltd.	283	0.08%	14	14	14
Road Solar Co., Ltd.	12	0.00%	—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%	43	43	43
Samhwa Casting Co., Ltd.	200	0.04%	100	100	100

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Millennium PNT Co., Ltd.	227	0.37%	6	6	6
GN Chem Co., Ltd.	40	0.07%	1	1	1
GW Industry Co., Ltd.	505	0.07%	51	51	51
TM Construction Co., Ltd.	4	0.00%	—	—	—
Dae Myung Co., Ltd.	114	0.08%	3	3	3
Nanomicart Co., Ltd.	176	1.06%	35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%	7	7	7
Samchungwon Co., Ltd.	15	0.24%	2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%	27	27	27
Nanomic Co., Ltd.	94	0.63%	38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%	9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%	10	10	10
Addies Direct Co., Ltd.	1	0.00%	—	—	—
WorldCnM Inc.	131	1.09%	10	10	10
Superone Co., Ltd.	1,585	1.45%	8	8	8
Buyoung Panji Co., Ltd.	478	0.44%	12	12	12
International Paint Korea Co., Ltd.	111	0.48%	11	11	11
EI Lighting Co., Ltd.	358	0.36%	18	18	18
Hightech Mnp Co., Ltd.	123	0.35%	6	6	6
Yooseung Co., Ltd.	10	0.08%	1	1	1
Sungkwang Co., Ltd.	48	0.35%	2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%	1	1	1
Ajin KSB Co., Ltd.	204	0.31%	18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%	5	5	5
Choyang Tech Co., Ltd.	465	1.01%	23	23	23
TK Co., Ltd.	307	0.70%	15	15	15
Arari Co., Ltd.	14	0.05%	1	1	1
Potech Co., Ltd.	39	0.13%	14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%	13	13	13
Global The One of Korea Co., Ltd.	62	0.06%	3	3	3
Steellife Co., Ltd.	85	0.06%	4	4	4
D&C Castech Co., Ltd.	330	1.89%	25	25	25
Geumhan Co., Ltd.	498	0.24%	7	7	7
Mokgan Co., Ltd.	5	0.02%	1	1	1
Wenex Co., Ltd.	373	0.53%	19	19	19
Sulim Co., Ltd.	30	0.20%	6	6	6
Shinkwang Engineering	24	0.36%	2	2	2
Ek Cookware Co., Ltd.	60	0.04%	1	1	1
KTTW Co., Ltd.	28	0.05%	2	2	2
Avajar Co., Ltd.	1,061	0.01%	1	1	1
Woosung I.B. Co.,Ltd	7,071	0.07%	14	14	14
CAP Korea Co., Ltd.	16	0.30%	3	3	3
MSM Co., Ltd.	25	0.08%	—	—	—
Ddpopstyle Co., Ltd.	22	0.14%	—	—	—
Finemetal Co., Ltd.	49	0.08%	1	1	1
Sungkyeong Co., Ltd.	52	0.24%	2	2	2
RMK Co., Ltd.	63	0.90%	22	22	22
Tpp Co., Ltd.	36,645	11.72%	1,832	1,832	1,832
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%	84	84	84
Newko Co., Ltd.	331	0.06%	10	10	10
KMC&R Co., Ltd.	16	0.11%	1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%	14	14	14
Pizzakorea Co., Ltd.	42	0.18%	9	9	9

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Geumdani Co., Ltd.	2,377	1.82%	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%	1	1	1
Ltop Co., Ltd.	36	0.06%	7	7	7
Simile Aluminium Co., Ltd.	428	0.31%	9	9	9
GT Tooling Co., Ltd.	604	0.17%	6	6	6
Team Korea Co., Ltd.	4,782	0.37%	24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%	25	25	25
Hankook Piaget Co., Ltd.	4	0.01%	1	1	1
Coco Food Co., Ltd.	648	1.24%	33	33	33
Woori Industry Co., Ltd.	102	1.05%	21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	4	1	1
SH Co., Ltd.	39	0.20%	8	8	8
Namsunnam Co., Ltd.	1,275	0.19%	6	1	1
Daeyoung Co., Ltd.	75	0.01%	8	8	8
Chandown Food Co., Ltd.	46	0.14%	9	9	9
Getron Co., Ltd.	7,259	0.20%	37	4	4
Jungmun Co., Ltd.	19	0.26%	2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%	2	2	2
JM Tech Co., Ltd.	403	0.67%	82	10	10
SGC Energy Co., Ltd.	580,000	5.00%	2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%	1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%	1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%	4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%	500	457	457
IPS Bio Co., Ltd.	1,975	3.13%	1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%	1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%	6	1	1
DS Cotec Co., Ltd.	973	0.71%	15	5	5
Youngheung Industry Co., Ltd.	101	0.05%	5	1	1
Hosungsteel Co., Ltd.	323	0.26%	14	3	3
Uktae IND. Co., Ltd.	140	0.12%	7	1	1
Gangdong R&S Co., Ltd.	69	1.25%	1	1	1
JFC Co., Ltd.	16	0.01%	2	2	2
Seokjin E&T Co., Ltd.	81	0.06%	8	8	8
Hyundai Tech Co., Ltd.	28	0.69%	10	10	10
Daeil Co., Ltd.	301	0.42%	15	2	2
Seohan Food Co., Ltd.	83	0.19%	2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%	12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%	35	4	4
Pipetec Korea Co., Ltd.	50	0.07%	10	1	1
SungJin Tech Co., Ltd.	803	1.20%	24	8	8
Yujin E&C Co., Ltd.	29	0.18%	6	—	—
Daishin Logistics Co., Ltd.	13	0.09%	1	1	1
JinSung Engineering Co., Ltd.	18	0.30%	18	18	18
Yongho Industry Co., Ltd.	157	0.22%	32	1	1
Wow tech Co., Ltd.	369	0.75%	11	11	11
World Power Tech Co., Ltd.	16	0.28%	24	24	24
PBM Auto Co., Ltd.	1,001	1.06%	10	10	10
K2 Motors Co., Ltd.	54	0.28%	1	1	1
CL Tech Co., Ltd.	801	2.25%	40	40	40
Mirae Industry Co., Ltd.	39	0.04%	6	6	6
Gentak Korea Co., Ltd.	301	0.31%	8	8	8

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Sungjin Chemical Co., Ltd.	118	0.36%	4	4	4
LMAT Co., Ltd.	198	0.04%	20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%	38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%	32	32	32
Saeheemang Co., Ltd.	756	0.60%	15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%	15	15	15
Vornech Co., Ltd.	431	0.37%	11	2	2
Woojin Formtech Co., Ltd.	76	0.08%	8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%	6	1	1
Sinwa J&K Co., Ltd.	476	0.28%	5	5	5
Owon E&G Co., Ltd.	132	0.20%	4	4	4
Guseong Co., Ltd.	141	0.20%	4	4	4
Irefarm Co., Ltd.	45	0.30%	3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%	2	2	2
Haenarae Agricultural Corp.	15	0.03%	2	2	2
Ja Yeon Science Ind. Co., Ltd.	10	0.05%	2	2	2
DECO&E Co., Ltd.	1,261	0.00%	2	2	2
Design Beyond Co., Ltd.	17	0.19%	2	2	2
LBK Co., Ltd.	8	0.05%	1	1	1
Duckwon industrial Co., Ltd.	32	0.43%	13	13	13
ASPT Co., Ltd.	64	0.82%	19	19	19
SIMA Co., Ltd.	29	0.05%	3	3	3
Jingkang Resources Co., Ltd.	90	1.57%	13	13	13
Eslin Co., Ltd.	39	0.14%	8	8	8
Shinwon Co., Ltd.	275	0.42%	19	19	19
CIC Tech Co., Ltd.	96	0.54%	10	10	10
Orano Expansion	5,742,405	4.72%	—	—	—
Fourever Co., Ltd.	44	0.10%	4	4	4
Segyo Hitech Co., Ltd.	156	0.24%	8	8	8
Myungil Metal Co., Ltd.	80	0.10%	4	4	4
Daeshin ECM Co., Ltd.	182	0.30%	9	9	9
Greencarbon Co., Ltd.	79	0.06%	1	1	1
Sunkoo Co., Ltd.	4	0.10%	2	2	2
Jians Construction Co., Ltd.	13	0.00%	2	2	2
DH trading Co., Ltd.	891	0.04%	178	178	178
Diotech Co., Ltd.	2,186	2.84%	219	219	219
Sangsin Co., Ltd.	29	0.09%	15	15	15
Steel focus Co., Ltd.	154	0.20%	4	4	4
Kamada Korea Co., Ltd.	437	0.33%	22	22	22
Fosys Co., Ltd.	19	0.08%	4	4	4
GB precision Co., Ltd.	137	0.57%	1	1	1
Ewon Art Co., Ltd.	185	0.61%	9	9	9
DI Tech Co., Ltd.	3	0.00%	—	—	—
Hans AD Co., Ltd.	33	0.35%	2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued

In millions of won	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
Chaegim Environment Development Co., Ltd.	158	0.01%	3	3	3
Daesung Stain Co., Ltd.	32	0.32%	2	2	2
YSM Co., Ltd.	281	2.07%	14	14	14
Dong In Industry Co., Ltd.	65	0.13%	3	3	3
U&I Co., Ltd.	50	0.22%	5	5	5
World One Co., Ltd.	401	0.58%	10	10	10
Yewon Co., Ltd.	24	0.02%	1	—	—
Seeun P&P Co., Ltd.	163	0.48%	33	33	33
TSNT Co., Ltd.	119	0.00%	24	24	24
Shinsung Tech Co., Ltd.	314	0.01%	16	16	16
JSL Co., Ltd.	51	0.49%	3	3	3
Loft Garden Co., Ltd.	1	0.04%	—	—	—
Handon Co., Ltd.	74	0.25%	11	11	11
GH Tech Co., Ltd.	82	0.22%	3	3	3
Daeo Co., Ltd.	13	0.23%	4	4	4
Bokwang Co., Ltd.	76	0.00%	15	15	15
Samkum Industry Co., Ltd.	201	0.48%	40	40	40
Dyntex Korea Co., Ltd.	75	0.28%	15	15	15
IGSP Co., Ltd.	17,662	0.21%	18	18	18
Mirae Engineering Co., Ltd.	66	0.15%	1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%	6	6	6
Leagis Co., Ltd.	829	1.38%	66	66	66
Seil Textile Co., Ltd.	16	0.15%	3	3	3
Ilshin Tech Co., Ltd.	36	0.00%	7	7	7
Magtec Co., Ltd.	28	0.00%	6	6	6
Sukwon Co., Ltd.	2,885	0.59%	29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%	3	3	3
White&Clean Foods Co., Ltd.	330	0.00%	3	3	3
Michang Cable Co., Ltd.	861	0.13%	4	4	4
G.M Foods Co., Ltd.	57	0.16%	9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%	8	8	8
Daeju Steel Co., Ltd.	11	0.20%	1	1	1
Hyundai Glass Co., Ltd.	860	0.83%	43	43	43
MEC Co., Ltd.	16,468	1.17%	41	41	41
Daeyeoneco Co., Ltd.	151	0.00%	15	15	15
Hyesung Cable&Communication Inc.	762	0.39%	38	38	38
Sangjin Co., Ltd.	428	0.35%	21	21	21
Topis Co., Ltd.	246	0.71%	14	14	14
G&L Tech Co., Ltd.	2	0.06%	—	—	—
Cheonhae Co., Ltd.	72	0.00%	2	2	2
Iksan-guwon Co., Ltd.	563	0.00%	11	11	11
Korea Remicon Co., Ltd.	36	0.03%	5	5	5
New Tech Co., Ltd.	23	0.15%	2	2	2
Segeon Co., Ltd.	124	0.00%	4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Jinsung Electronics Co., Ltd.	69	1.41%		14	14	14
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	0.00%		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	0.00%		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	589,194	435,107	435,107

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	91,356	91,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	49	49
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	13	13
KSP Co., Ltd.	22,539	0.08%		53	34	34
STX Heavy Industries Co., Ltd.	7,419	0.12%		107	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	53,127	53,127
Energy Fuels Inc.	1,711,814	1.31%		16,819	7,888	7,888
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	41,776	41,776
Fission 3.0	75,000	0.05%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	266	266
SangSangin Industry Co., Ltd.(formerly, DMC Co., Ltd.)	5,831	0.02%		38	4	4
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.00%		25	2	2

				359,327	194,669	194,669

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	1	1
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	148	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Dung Hwan Co., Ltd.	556	0.02%	6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	128	0.16%	25	25	25
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%	3	3	3
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%	10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
PT. Kedap Saayq	671	10.00%	18,540	—	—
Set Holding (*2)	1,100,220	2.50%	229,255	143,765	143,765
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,440	2,440
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	159	159
Sungsan Parts Co., Ltd.	629	0.80%	63	63	63
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%	17	17	17
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%	2	2	2
NTS Co., Ltd.	143	0.22%	36	36	36

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
AID CO., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%	330	56	56
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
SIE Co., Ltd.	12	0.02%	1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Seobu Highway Solar Co., Ltd.	19,460	2.86%	195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%	190	190	190
Mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%	62	62	62
Shinjin International Corp.	4	0.01%	1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%	33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%	22	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%	5	5	5
Jaein Circuit Co., Ltd.	498	1.12%	65	65	65
SSET Co., Ltd.	181	0.30%	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%	48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%	25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%	1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%	83	83	83
KMLC Co., Ltd.	281	0.14%	22	22	22

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seinfood Co., Ltd.	13	0.17%	7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%	34	34	34
Kukex Inc.	639	0.05%	3	3	3
Youngshin Plus Co., Ltd.	104	0.12%	5	5	5
Chang won Engineering Co., Ltd.	22	0.00%	4	4	4
Samsung Silup Co., Ltd.	47	0.19%	5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%	6	6	6
IZU KOREA Co., Ltd.	48	0.00%	2	2	2
Dongdo CNP Co., Ltd.	234	0.36%	6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%	6	6	6
S.I.T. Co.,Ltd	2,213	0.44%	22	22	22
Taejin Hiech Co., Ltd.	78	0.26%	3	3	3
Headone Co.,Ltd.	69	0.12%	7	7	7
Enaindustry Co., Ltd.	201	0.28%	141	141	141
TCT Co., Ltd.	3,277	0.55%	82	82	82
E-Won Solutech Co., Ltd.	158	0.16%	40	40	40
MJT Co., Ltd.	1,013	0.20%	51	51	51
KPL Circuit Co., Ltd.	283	0.08%	14	14	14
Road Solar Co., Ltd.	12	0.00%	—	—	—
Sung Ae Co., Ltd.	190	0.80%	10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%	43	43	43
Samhwa Casting Co., Ltd.	200	0.04%	100	100	100
Millennium PNT Co., Ltd.	227	0.37%	6	6	6
GN Chem Co., Ltd.	40	0.07%	1	1	1
GW Industry Co., Ltd.	505	0.07%	51	51	51
TM Construction Co., Ltd.	4	0.00%	—	—	—
Dae Myung Co., Ltd.	114	0.08%	3	3	3
Nanomicart Co., Ltd.	176	1.06%	35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%	7	7	7
Samchungwon Co., Ltd.	15	0.24%	2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%	27	27	27
Nanomic Co., Ltd.	94	0.63%	38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%	9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%	10	10	10
HIC Co., Ltd.	7,408	0.71%	111	111	111
Addies Direct Co., Ltd.	1	0.00%	—	—	—
WorldCnM Inc.	131	1.09%	10	10	10
Superone Co., Ltd.	1,585	1.45%	8	8	8
Deok-u Co., Ltd.	1,626	1.92%	195	195	195
Buyoung Panji Co., Ltd.	478	0.44%	12	12	12
International Paint Korea Co., Ltd.	111	0.48%	11	11	11
EI Lighting Co., Ltd.	358	0.36%	18	18	18
Hightech Mnp Co., Ltd.	123	0.35%	6	6	6
Dongjin Foundry Industry Co., Ltd.	966	4.10%	193	193	193
Yooseung Co., Ltd.	10	0.08%	1	1	1
Sungkwang Co., Ltd.	48	0.35%	2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%	1	1	1
Ajin KSB Co., Ltd.	204	0.31%	18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%	5	5	5
Choyang Tech Co., Ltd.	465	1.01%	23	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
TK Co., Ltd.	307	0.70%	15	15	15
Sungdo Co., Ltd.	130	1.10%	52	52	52
KSM Tecj Co., Ltd.	25	0.11%	1	1	1
Arari Co., Ltd.	14	0.05%	1	1	1
Potech Co., Ltd.	39	0.13%	14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%	13	13	13
Sungshin Parts Co., Ltd.	345	0.40%	14	14	14
Global The One of Korea Co., Ltd.	62	0.06%	3	3	3
Steellife Co., Ltd.	85	0.06%	4	4	4
D&C Castech Co., Ltd.	330	1.89%	25	25	25
Geumhan Co., Ltd.	498	0.24%	7	7	7
Mokgan Co., Ltd.	5	0.02%	1	1	1
Wenex Co., Ltd.	373	0.53%	19	19	19
Sulim Co., Ltd.	30	0.20%	6	6	6
Shinkwang Engineering	24	0.36%	2	2	2
Ek Cookware Co., Ltd.	60	0.04%	1	1	1
KTTW Co., Ltd.	28	0.05%	2	2	2
Avajar Co., Ltd.	1,061	0.01%	1	1	1
Koomin Precisions Co., Ltd.	124	0.26%	12	12	12
Woosung I.B. Co.,Ltd	7,071	0.07%	14	14	14
CAP Korea Co., Ltd.	16	0.30%	3	3	3
MSM Co., Ltd.	25	0.08%	—	—	—
Ddpopstyle Co., Ltd.	22	0.14%	1	1	1
Finemetal Co., Ltd.	49	0.08%	1	1	1
Sungkyeong Co., Ltd.	52	0.24%	2	2	2
RMK Co., Ltd.	63	0.90%	22	22	22
Tpp Co., Ltd.	36,645	11.72%	1,832	1,832	1,832
Kuklim Plastic New Technology Co., Ltd.	393	0.29%	8	8	8
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%	84	84	84
Newko Co., Ltd.	331	0.06%	10	10	10
KMC&R Co., Ltd.	16	0.11%	1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%	14	14	14
Pizzakorea Co., Ltd.	42	0.18%	9	9	9
Geumdani Co., Ltd.	2,377	1.82%	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%	1	1	1
Newclean Livestock Co., Ltd.	86	0.17%	4	4	4
Ltop Co., Ltd.	36	0.06%	7	7	7
Simile Aluminium Co., Ltd.	428	0.31%	9	9	9
GT Tooling Co., Ltd.	604	0.17%	6	6	6
Panax Korea Co., Ltd.	58	0.14%	9	9	9
Team Korea Co., Ltd.	4,782	0.37%	24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%	25	25	25
Hankook Piaget Co., Ltd.	4	0.01%	1	1	1
Coco Food Co., Ltd.	648	1.24%	33	33	33
Woori Industry Co., Ltd.	102	1.05%	21	21	21
Para Belleza Co., Ltd	1,211	1.74%	74	74	74
Dongsung Co., Ltd.	1,983	1.63%	198	198	198
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	4	4	4
SH Co., Ltd.	31	0.20%	6	6	6

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Namsunnam Co., Ltd.	1,275	0.19%		6	6	6
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	37	37
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	82	82
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
Ihsung CNI Co., Ltd.	13,526	18.22%		3,000	3,000	3,000
H Robotics Co., Ltd.	9,192	4.55%		1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.34%		500	500	500

				275,496	163,890	163,890

			~~W~~	634,823	358,559	358,559

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,308	—	—	—	1,308
Others		23,965	—	—	—	23,965

	~~W~~	25,273	—	—	—	25,273

Current	~~W~~	15,422	—	—	—	15,422
Non-current		9,851	—	—	—	9,851

In millions of won	2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,422	—	—	—	1,422
Others		13,000	—	—	—	13,000

	~~W~~	14,422	—	—	—	14,422

Current	~~W~~	13,149	—	—	—	13,149
Non-current		1,273	—	—	—	1,273

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

12.	Derivatives

(1)	Derivatives as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	559	6,899	18,332	—
Currency swap		125,877	506,957	11,193	127,386
Interest rate swap		502	6,980	—	9,502
Others		—	9	—	—

	~~W~~	126,938	520,845	29,525	136,888

Derivative liabilities
Currency forward	~~W~~	301	—	10,014	4,977
Currency swap		4,446	16,708	36,088	232,669
Interest rate swap		2,544	28,138	3,782	66,451
Others (*1,2,3)		—	25,894	—	11,138

	~~W~~	7,291	70,740	49,884	315,235

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and the fair value of the obligation is recorded in ‘Others’.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2021.09.27	2022.01.07	~~W~~	59,049	USD 50,050	~~W~~	1,179.80
Shinhan Bank	2021.12.13	2022.01.04		17,354	USD 14,720		1,178.95
Hana Bank	2021.12.24	2022.01.11		1,185	USD 1,000		1,185.35
Hana Bank	2021.12.30	2022.01.06		11,840	USD 10,004		1,183.53
Kookmin Bank	2021.12.23	2022.01.14		11,869	USD 10,000		1,186.92
Mizuho Bank	2021.12.27	2022.01.17		11,862	USD 10,000		1,186.20
Morgan Stanley	2021.12.24	2022.01.13		11,865	USD 10,000		1,186.50
Nonghyup Bank	2021.12.10	2022.01.03		11,746	USD 10,000		1,174.60
Nonghyup Bank	2021.12.30	2022.01.18		11,880	USD 10,000		1,188.00
Nonghyup Bank	2021.12.23	2022.01.12		5,921	USD 5,000		1,184.10
Standard Chartered	2021.12.24	2022.01.13		11,796	USD 10,000		1,179.62
Woori bank	2021.12.16	2022.01.13		8,985	USD 7,590		1,183.90
Woori bank	2021.12.29	2022.01.20		11,870	USD 10,000		1,187.00
JP Morgan	2021.12.23	2022.01.04		14,243	USD 12,000		1,186.88
JP Morgan	2021.12.23	2022.01.04		6,532	USD 5,500		1,187.68
HSBC	2021.12.30	2022.01.07		16,601	USD 14,000		1,185.77
JP Morgan	2021.12.30	2022.01.07		16,601	USD 14,000		1,185.82
Nonghyup Bank	2021.12.23	2022.01.10		11,871	USD 10,000		1,187.10
Standard Chartered	2021.12.23	2022.01.12		10,690	USD 9,000		1,187.80
Mizuho Bank	2021.12.29	2022.01.03		5,932	USD 5,000		1,186.40
JP Morgan	2021.12.29	2022.01.03		4,744	USD 4,000		1,186.00
HSBC	2021.12.29	2022.01.20		5,936	USD 5,000		1,187.14
HSBC	2021.12.30	2022.01.21		17,771	USD 15,000		1,184.70
MUFG	2021.12.30	2022.01.25		5,925	USD 5,000		1,184.90
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
HSBC	2021.11.30	2022.01.07		5,939	USD 5,000		1,187.70
HSBC	2021.11.30	2022.01.07		5,934	USD 5,000		1,186.70
HSBC	2021.11.30	2022.01.07		5,929	USD 5,000		1,185.70
Woori bank	2021.12.01	2022.01.07		11,856	USD 10,000		1,185.55
Woori bank	2021.12.29	2022.01.28		11,885	USD 10,000		1,188.50
MUFG	2021.12.29	2022.01.28		11,876	USD 10,000		1,187.55
Woori bank	2021.12.30	2022.01.28		11,852	USD 10,000		1,185.20
Woori bank	2021.12.23	2022.02.18		8,316	USD 7,000		1,188.00
HSBC	2021.12.29	2022.02.18		11,880	USD 10,000		1,188.00
Shinhan Bank	2021.12.24	2022.02.25		5,938	USD 5,000		1,187.50
Hana Bank	2021.12.24	2022.02.25		5,935	USD 5,000		1,186.99
Standard Chartered	2021.12.29	2022.02.25		11,885	USD 10,000		1,188.50
MUFG	2021.12.17	2022.03.18		259	USD 219		1,183.74

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

In millions of won				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2021 are as follows:

In thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 60,316	4.16%	6M USD Libor
KFW	2009~2027	USD 60,316	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 71,116	3.00%	6M USD Libor

(7)

Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2021 and 2020 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2021		2020	2021	2020	2021	2020
Currency forward	~~W~~	33,066	(40,590)	33,032	(17,911)	—	—
Currency swap		787,264	(406,607)	61,353	93,557	(59,108)	105,642
Interest rate swap		18,123	(1,845)	(10,303)	(10,253)	18,648	5,578
Other derivatives		(15,459)	(6,673)	—	—	—	—

	~~W~~	822,994	(455,715)	84,082	65,393	(40,460)	111,220

(*)	For the year ended December 31, 2021, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~15,778 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Loans	~~W~~	88,406	903,397	78,806	762,555
Less: Allowance for doubtful accounts		(10)	(52,667)	(1)	(20,266)
Less: Present value discount		(807)	(29,248)	(842)	(30,090)

		87,589	821,482	77,963	712,199

Long-term / short-term financial instruments		1,278,014	450,494	1,483,482	578,621

	~~W~~	1,365,603	1,271,976	1,561,445	1,290,820

(2)	Loans as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	~~W~~	991,803	(52,677)	(30,055)	909,071

In millions of won	2020
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	33,864	—	(842)	33,022
Loans for housing		21,988	—	—	21,988
Fisheries loan		3,816	—	—	3,816
Other loans		19,138	(1)	—	19,137

		78,806	(1)	(842)	77,963

Long-term loans
Loans for tuition		420,274	(9,091)	(30,090)	381,093
Loans for housing		237,100	—	—	237,100
Loans for related parties		50,682	(1,047)	—	49,635
Other loans		54,499	(10,128)	—	44,371

		762,555	(20,266)	(30,090)	712,199

	~~W~~	841,361	(20,267)	(30,932)	790,162

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	20,267	15,094
Bad debts expense		30,942	5,173
Others		1,468	—

Ending balance	~~W~~	52,677	20,267

(4)	Long-term and short-term financial instruments as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	976,899	103,607	996,265	160,433
CD		—	—	50,000	—
RP		—	—	203,008	—
Others		301,115	346,887	234,209	418,188

	~~W~~	1,278,014	450,494	1,483,482	578,621

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

14.	Inventories

Inventories as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	~~W~~	7,613,298	(5,116)	7,608,182

In millions of won	2020
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,602,073	(885)	3,601,188
Merchandises		234	—	234
Work-in-progress		148,067	—	148,067
Finished goods		42,070	—	42,070
Supplies		2,280,682	(7,892)	2,272,790
Inventories-in-transit		666,967	—	666,967
Other inventories		11,593	—	11,593

	~~W~~	6,751,686	(8,777)	6,742,909

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventories deducted from cost of sales for the years ended December 31, 2021 and 2020 were ~~W~~11,422 million and ~~W~~2,020 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2021 and 2020 were ~~W~~7,761 million and ~~W~~4,998 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

15.	Non-Financial Assets

Non-financial assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	161,466	124,305	169,737	32,693
Prepaid expenses		756,729	151,095	216,073	140,730
Others (*)		840,796	89,418	634,348	72,969

	~~W~~	1,758,991	364,818	1,020,158	246,392

(*)	Details of others as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	524,658	—	357,355	—
Other quick assets		316,138	89,418	276,993	72,969

	~~W~~	840,796	89,418	634,348	72,969

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2021 and 2020 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2021	2020
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Imouraren Uranium Investment Corp.	Holding company	FRANCE	—	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	—	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, Inc.	Power generation	USA	—	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2020 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2021	2020
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	KOREA	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
Hee mang sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd. (*5)	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	—	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	65.00%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	79.03%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	KOREA	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC (*7)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2020 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2021	2020
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	VIETNAM	100.00%	100.00%
Energy Innovation Fund I	Holding company	KOREA	71.91%	71.91%
KHNP Chile SpA	Holding company	CHILE	100.00%	—
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Corporation Co., Ltd.	Power generation	KOREA	100.00%	—
SolarVader Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Innovation Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Solar Management Co., Ltd.	Power generation	KOREA	100.00%	—
LSG Hydro Power Limited	Holding company	PAKISTAN	99.80%	—
KOEN Bio Co., Ltd.	Wood pellet utilization business	KOREA	70.00%	—
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	—
Elara Investment Holdings, LLC (*8)	Holding company	USA	0.10%	—
Elara Equity Holdings, LLC	Holding company	USA	51.22%	—
Elara Class B Holdings, LLC	Holding company	USA	100.00%	—
Elara Class B Member, LLC	Holding company	USA	100.00%	—
Elara Development Holdings, LLC	Holding company	USA	100.00%	—
Elara Development, LLC	Holding company	USA	100.00%	—
Elara Energy Holdings, LLC (*8)	Holding company	USA	43.94%	—
Elara Energy Project, LLC	Power generation	USA	100.00%	—
KOMIPO Iberian Solar Group, S.L.U.	Holding company	SPAIN	100.00%	—
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	80.00%	—
KOWEPO Europe B.V.	Holding company	NETHERLANDS	100.00%	—
CVS Equity Holdings, LLC	Holding company	USA	100.00%	—
CVS Class B Holdings, LLC	Holding company	USA	100.00%	—
CVS Development Holdings, LLC	Holding company	USA	100.00%	—
CVS Development, LLC	Holding company	USA	100.00%	—
CVS Class B Member, LLC	Holding company	USA	100.00%	—
CVS Energy Holdings, LLC	Holding company	USA	100.00%	—
Concho Valley Energy, LLC	Holding company	USA	100.00%	—
Concho Valley Solar, LLC	Power generation	USA	100.00%	—
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	KOREA	70.00%	—
KHNP Spain, S.L.	Holding company	SPAIN	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2020 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Group owns 50%+1 stake and has the ability to appoint a majority of the board members under the the shareholders’ agreement.

(*6)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate all 4 members of the board of directors.

(*7)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate the CEO and key management members.

(*8)

The effective percentage of ownership is less than 50%. However, this consolidated subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2021 are as follows:

Subsidiaries included in consolidation during the year ended December 31, 2021.

Subsidiaries	Reason
KHNP Chile SpA	Newly established
Yeong Yang Apollon Photovoltaic Co., Ltd.	New investment
Yeong Yang Corporation Co., Ltd.	New investment
SolarVader Co., Ltd.	New investment
Yeong Yang Innovation Co., Ltd.	New investment
Yeong Yang Horus Photovoltaic Co., Ltd.	New investment
Yeong Yang Solar Management Co., Ltd.	New investment
LSG Hydro Power Limited	Newly established
KOEN Bio Co., Ltd.	Newly established
KOMIPO Energy Solution America, LLC	Newly established
Elara Investment Holdings, LLC	Newly established
Elara Equity Holdings, LLC	Newly established
Elara Class B Holdings, LLC	Newly established
Elara Class B Member, LLC	Newly established
Elara Development Holdings, LLC	Newly established
Elara Development, LLC	Newly established
Elara Energy Holdings, LLC	Newly established
Elara Energy Project, LLC	New investment
KOMIPO Iberian Solar Group, S.L.U.	New investment
Prime Swedish Holding AB	Newly established
Jeongam Wind Power Co., Ltd.	Change in a relationship
KOWEPO Europe B.V.	Newly established
CVS Equity Holdings, LLC	Newly established
CVS Class B Holdings, LLC	Newly established
CVS Development Holdings, LLC	Newly established
CVS Development, LLC	Newly established
CVS Class B Member, LLC	Newly established
CVS Energy Holdings, LLC	Newly established
Concho Valley Energy, LLC	Newly established
Concho Valley Solar, LLC	New investment
Yeongdeok Sunrise Wind Power Co., Ltd.	Newly established
KHNP Spain, S.L.	Newly established

Subsidiaries excluded from consolidation during the year ended December 31, 2021.

Subsidiaries	Reason
DG Fairhaven Power, LLC	Disposal
VI Carbon Professional Private Special Asset Investment Trust 1	Liquidation
Prime Swedish Holding AB	Change in a relationship
KOSEP USA, Inc.	Liquidation
KOREA Imouraren Uranium Investment Corp.	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,756,040	9,912,907	5,263,302	54,869
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
Korea Imouraren Uranium Investment Corp.		83	—	—	(13,898)
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc. (*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc. (*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	116	259	—	—
Hee mang sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust (*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		259,111	236,901	46,034	962
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
TS Energy No. 25 Co., Ltd.		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	61,859,753	35,652,467	9,938,941	647,641
Korea South-East Power Co., Ltd.		10,858,645	5,954,129	4,258,904	(139,149)
Korea Midland Power Co., Ltd.		13,028,436	9,357,603	4,293,364	(29,880)
Korea Western Power Co., Ltd.		10,357,023	6,594,779	3,605,986	(108,953)
Korea Southern Power Co., Ltd.		10,658,015	6,411,524	4,015,941	(17,588)
Korea East-West Power Co., Ltd.		9,619,485	4,974,645	4,155,416	(65,427)
KEPCO Engineering & Construction Company, Inc.		699,244	200,169	431,723	20,160
KEPCO Plant Service & Engineering Co., Ltd.		1,345,857	296,515	1,299,186	85,916
KEPCO Nuclear Fuel Co., Ltd.		798,368	390,155	331,228	14,542
KEPCO KDN Co., Ltd.		647,496	174,192	641,308	45,207
KEPCO International HongKong Ltd.		120,213	—	—	1,571
KEPCO International Philippines Inc.		133,215	366	—	35,182
KEPCO Gansu International Ltd.		7,753	512	—	(19)
KEPCO Philippines Holdings Inc.		187,375	127	—	65,792
KEPCO Philippines Corporation		6,173	17	—	(187)
KEPCO Ilijan Corporation		322,066	47,234	81,400	39,443
KEPCO Lebanon SARL		1,669	9,195	—	(59)
KEPCO Neimenggu International Ltd.		213,444	2,492	—	26,593
KEPCO Shanxi International Ltd.		508,363	196,408	—	2,278
KOMIPO Global Pte Ltd.		263,378	656	—	12,460
KEPCO Netherlands B.V.		117,449	71	—	14,503
Korea Imouraren Uranium Investment Corp.		13,955	123	—	(675)
KEPCO Australia Pty., Ltd.		451	17	—	71
KOSEP Australia Pty., Ltd.		34,249	3,500	14,327	2,150
KOMIPO Australia Pty., Ltd.		45,250	3,782	14,327	2,685
KOWEPO Australia Pty., Ltd.		44,270	2,909	14,327	1,663
KOSPO Australia Pty., Ltd.		38,341	2,750	14,327	2,242
KEPCO Middle East Holding Company		90,601	78,553	—	(1,539)
Qatrana Electric Power Company		464,507	287,859	21,279	24,717
KHNP Canada Energy Ltd.		63,794	26	—	(7)
KEPCO Bylong Australia Pty., Ltd.		44,691	349,542	—	16,897
Korea Waterbury Uranium Limited Partnership		20,908	165	—	(76)
KEPCO Holdings de Mexico		148	27	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		531,367	410,743	65,695	37,899
KEPCO Energy Service Company		2,255	994	5,880	507
KEPCO Netherlands S3 B.V.		44,042	54	—	2,833
PT. KOMIPO Pembangkitan Jawa Bali		12,946	3,298	20,306	4,775
PT. Cirebon Power Service		1,825	550	8,642	344
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		31,620	15,654	9,356	1,570
EWP America Inc. (*1)		37,681	2,683	14,312	(14,327)
KNF Canada Energy Limited		1,871	22	—	(50)
EWP Barbados 1 SRL		313,409	1,170	2,950	44,729
Gyeonggi Green Energy Co., Ltd.		265,768	240,366	64,660	(9,968)
PT. Tanggamus Electric Power		217,730	184,057	3,491	11,942
Gyeongju Wind Power Co., Ltd.		105,726	68,629	13,939	2,108
KOMIPO America Inc.		105,926	918	342	(1,783)
KOSEP USA, Inc.		1	4,837	—	—
PT. EWP Indonesia		33,900	1,125	—	7,083
KEPCO Netherlands J3 B.V.		138,824	84	—	28,242
Korea Offshore Wind Power Co., Ltd.		354,643	187,576	26,838	98
Global One Pioneer B.V.		177	60	—	(76)
Global Energy Pioneer B.V.		338	64	—	(70)
Mira Power Limited		348,737	266,565	31,172	(2,960)
KOSEP Material Co., Ltd.		2,312	429	3,457	189

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Commerce and Industry Energy Co., Ltd.	~~W~~	89,681	41,384	31,603	1,623
KEPCO KPS Philippines Corp.		3,119	284	5,151	158
KOSPO Chile SpA		128,795	48,813	—	(542)
PT. KOWEPO Sumsel Operation And Maintenance Services		108	241	—	(15)
Hee mang sunlight Power Co., Ltd.		7,261	4,339	423	(142)
Fujeij Wind Power Company		194,844	174,051	—	13,720
KOSPO Youngnam Power Co., Ltd.		389,071	294,408	254,966	3,405
VI Carbon Professional Private Special Asset Investment Trust 1		3,006	4	—	7
Chitose Solar Power Plant LLC		133,643	118,783	17,073	1,521
KEPCO Energy Solution Co., Ltd.		313,754	4,093	5,585	3,656
KEPCO Solar Co., Ltd.		230,443	23,098	3,933	1,888
KOSPO Power Services Ltda.		4,354	1,644	10,846	1,011
Energy New Industry Specialized Investment Private Investment Trust (*2)		279,489	24,173	23,682	8,248
KOEN Bylong Pty., Ltd.		6	75	—	(11)
KOMIPO Bylong Pty., Ltd.		7	76	—	(11)
KOWEPO Bylong Pty., Ltd.		6	64	—	—
KOSPO Bylong Pty., Ltd.		153	213	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,982	392	8,466	4,706
KEPCO US Inc.		16,154	—	—	(21)
KEPCO Alamosa LLC		31,353	270	127	(237)
KEPCO Solar of Alamosa LLC		68,336	42,910	9,096	(2,052)
KEPCO Mangilao Holdings LLC		25,785	28,924	—	(502)
Mangilao Investment LLC		38,090	14	—	(15)
KEPCO Mangilao Solar, LLC		69,830	34,029	—	(253)
Jeju Hanlim Offshore Wind Co., Ltd.		20,525	9,805	—	(3,049)
PT. Siborpa Eco Power		10,491	14	—	(361)
PT. Korea Energy Indonesia		1,746	196	2,428	190
KOLAT SpA		31,109	425	243	(216)
KEPCO California, LLC		41,973	4,683	—	(1,330)
KEPCO Mojave Holdings, LLC		95,326	67,138	—	(4,358)
Incheon Fuel Cell Co., Ltd.		192,184	170,976	—	(979)
KOEN Service Co., Ltd.		6,239	5,598	32,150	129
KOMIPO Service Co., Ltd.		3,381	3,649	28,596	(479)
KOWEPO Service Co., Ltd.		6,045	4,849	29,559	726
KOSPO Service Co., Ltd.		5,617	4,708	25,103	832
EWP Service Co., Ltd.		4,568	4,074	23,223	(15)
PT. KOMIPO Energy Indonesia		2,473	154	2,391	52
KNF Partners Co., Ltd.		1,470	743	5,487	256
KOSPO USA Inc.		120,380	266	—	(1,611)
Nambu USA LLC		42,739	—	—	544
Tamra Offshore Wind Power Co., Ltd.		150,957	112,184	22,200	4,575
KEPCO MCS Co., Ltd.		59,227	36,786	342,053	19,190
KEPCO FMS Co., Ltd.		14,390	12,585	89,228	837
Firstkeepers Co., Ltd.		13,981	12,234	68,538	2,994
Secutec Co., Ltd.		11,473	9,771	62,256	1,609
SE Green Energy Co., Ltd.		152,205	122,606	19,731	2,463
KEPCO Mangilao America LLC		1,793	—	—	—
Mangilao Intermediate Holdings LLC		100,609	80,210	—	(3,708)
KEPCO CSC Co., Ltd.		8,817	5,551	38,465	2,479
KOAK Power Limited		15,864	1,118	—	607

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KOMIPO Europe B.V.	~~W~~	43,198	46	333	(386)
Haenanum Energy Fund		28,219	132	128	(13)
Paju Ecoenergy Co., Ltd.		57,320	3,506	3,069	247
Guam Ukudu Power LLC		3,165	3,589	—	(1,577)
TS Energy No. 25 Co., Ltd.		184,667	142,709	—	(3,779)
KPS Partners Co., Ltd.		2,139	1,127	3,562	313
KEPCO E&C Service Co., Ltd.		2,514	1,549	4,989	464
Moha solar Co., Ltd.		7,390	7,809	—	(364)
Ogiri Solar Power Co., Ltd.		1,032	—	—	—
KHNP USA LLC		464	23	229	119
KOMIPO Vanphong Power Service LLC		1,727	12	—	(34)
Energy Innovation Fund I		8,412	1	25	(201)

(*1)	Financial information of EWP America Inc. includes that of four other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

(4)	Significant restrictions on abilities to subsidiaries as of December 31, 2021 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(5)	As of December 31, 2021, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Nature and extent of any significant restrictions
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,829,243	4,931,883
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,593,574	3,436,637
Book value of non-controlling interests		108,052	543,458	174,163	717,166	1,542,839
Sales		60,532	1,375,668	433,127	1,277,848	3,147,175
Profit for the year		12,981	98,132	16,452	120,488	248,053
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	25,803	85,830
Cash flows from operating activities		116,440	133,160	(16,270)	295,532	528,862
Cash flows from investing activities		2,216	(39,444)	19,061	(301,402)	(319,569)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

In millions of won
2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,035	1,370,166
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the year		39,443	85,916	20,160	107,661	253,180
Profit for the year attributable to non-controlling interests		19,327	42,099	6,838	32,858	101,122
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Acquisition cost	~~W~~	105,647	98,166
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	105,647	98,166

(ii) Changes in goodwill for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	98,166	7,482	—	105,648
Less: Accumulated impairment		—	—	—	—

Carrying book value		98,166	7,482	—	105,648

In millions of won	2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	189	—	98,166
Less: Accumulated impairment		—	—	—	—

Carrying book value		97,977	189	—	98,166

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and KOREA Imouraren Uranium Investment Corp. and has disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021. The Group had completed the liquidation process of EWP Philippines Corporation and had disposed of shares of DG Whitefield, LLC and Springfield Power, LLC during the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,815,513
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	24,617
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	51,828
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	10,554
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	KOREA	29.00%		88,885	121,955
Korea Power Exchange (*3)	Management of power market and others	KOREA	100.00%		127,839	269,728
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	6,800
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,357
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,411
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	9.34%		40,854	25,426
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,355
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,278
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	65,046
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	595,218
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	121,969
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	35,077
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	661,289
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	122,786
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	92,441
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	2,569
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	3,808
Goseong Green Power Co., Ltd.	Power generation	KOREA	29.00%		262,740	260,858
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,288
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	223
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	KOREA	33.61%		148,105	74,198
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	1,704
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	243,772
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,342
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	5,032
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service (*2)	Electric vehicle charge service	KOREA	17.50%		2,800	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)	Electric material agency	KOREA	28.98%		537	219
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	KOREA	98.09%		48,410	47,983
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	1,066
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	716
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	NEPAL	69.06%		70,228	66,333
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		26,800	25,466
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,229
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	5,572
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	233
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	1,713
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	123
ITR Co., Ltd.	R & D	KOREA	20.00%		50	32
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	306
Namjeongsusang Solar Power Operation Co., Ltd. (*9)	Power generation	KOREA	15.00%		969	361

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC (*10)	Power generation	USA	56.25%	~~W~~	268,113	246,273
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,112	7,138
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	1,035
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	309
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	4,806
Go deok Clean Energy Co., Ltd.	Fuel cell generation	KOREA	40.00%		5,560	4,302
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	128
SEP Co., Ltd.	R & D	KOREA	21.26%		27	7
Hankook Electric Power Information Co., Ltd.	R & D	KOREA	25.25%		38	161
Tronix Co., Ltd.	R & D	KOREA	20.00%		75	109
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	35
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	10,238
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	29.00%		4,640	4,356
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	911
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	KOREA	42.58%		706	721
Muan Solar park Co., Ltd.	Power generation	KOREA	20.00%		4,400	6,083
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	565
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	KOREA	20.00%		5,651	6,784
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	3,877
G.GURU Co., Ltd.	R & D	KOREA	24.65%		493	403
UD4M Co., Ltd. (*2)	R & D	KOREA	12.50%		75	144
Dongbu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		190	265
Seobu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		195	289
Korea Energy Data Co., Ltd.	R & D	KOREA	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd. (*7)	Power generation	KOREA	65.00%		1,950	1,878
KOSTURE Co., Ltd. (*2)	Coal recycling business	KOREA	0.26%		—	—
Digital Innovation Growth Fund (*7)	Holding company	KOREA	76.92%		10,000	9,890
Taebaek Gadeoksan Wind Power Co., Ltd. (*18)	Power generation	KOREA	39.65%		12,570	16,495
Chuncheon Green Energy Co., Ltd. (*7)	Power generation	KOREA	68.00%		3,400	3,372
Yeomsubong Wind Power Co., Ltd.	Power generation	KOREA	48.72%		95	95
Yeongyang Wind Power Corporation II	Power generation	KOREA	30.00%		7,965	7,965
Haeparang Energy Co., Ltd.	Power generation	KOREA	25.00%		2,241	2,241
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	KOREA	69.55%		6,000	6,000

					3,059,835	5,232,373

<Joint ventures>
KEPCO-Uhde Inc. (*11)	Power generation	KOREA	52.80%		11,355	58
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	37,069
Shuweihat Asia Operation & Maintenance Company (*11)	Maintenance of utility plant	CAYMAN	55.00%		30	1,380
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.10%		26,602	21,590
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	18,692
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,703
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,527
KEPCO SPC Power Corporation (*11)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	198,979
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,635
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	44,217
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	143,678
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,071
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	294,649
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	15,734
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,841

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 20 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Global Trade Of Power System Co., Ltd. (*12)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%	~~W~~	290	597
Expressway Solar-light Power Generation Co., Ltd. (*12)	Power generation	KOREA	29.00%		1,856	3,084
Amman Asia Electric Power Company (*11)	Power generation	JORDAN	60.00%		111,476	178,679
KAPES, Inc. (*11)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,041
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,415
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	25,896
Yeonggwangbaeksu Wind Power Co., Ltd. (*12)	Power generation	KOREA	15.00%		3,000	2,728
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A. (*11)	Power generation	CHILE	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	46,546
Incheon New Power Co., Ltd. (*13)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,842
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	5,154
Barakah One Company (*14)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*14)	Operation of utility plant	UAE	18.00%		296	294
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	368
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	24,054
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,646
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	—
Chester Solar V SpA	Power generation	CHILE	45.00%		525	25
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	362
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,430	37,360
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	21,244
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	1,883
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,998
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,120
Laurel SpA	Power generation	CHILE	45.00%		1,222	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*12)	Power generation	AUSTRALIA	12.37%		4,095	3,625
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	4,106
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,120
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	58,231
Saemangeum Solar Power Co., Ltd. (*16)	Power generation	KOREA	81.01%		26,400	23,939
Chungsongmeon BongSan wind power Co., Ltd. (*12)	Power generation	KOREA	29.00%		2,900	3,808
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	1,958
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,921
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	26,109
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,081
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		12,000	11,191
HORUS SOLAR, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		5,068	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		3,678	4,536
SUNMEX RENOVABLES, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		1,678	1,610
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		17,615	17,627
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	38.90%		7,020	9,891
Yeongam Solar Power Co., Ltd. (*12)	Power generation	KOREA	19.00%		6,460	6,838
Samsu Wind Power Co., Ltd. (*12)	Power generation	KOREA	19.00%		2,637	2,828
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		23,833	22,099
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	KOREA	49.00%		5,245	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		19,983	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*11)	Holding company	KOREA	90.00%		15,699	16,288

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%	~~W~~	59,535	81,595
Cheongna Energy Co., Ltd. (*16)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	11,198
Naepo Green Energy Co., Ltd.	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd. (*19)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		76,916	79,700
KAS Investment I LLC	Holding company	USA	29.89%		23,437	15,273
KAS Investment II LLC	Holding company	USA	29.89%		23,343	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)	Power generation	KOREA	29.00%		1,659	1,535
CAES, LLC	Holding company	USA	36.00%		19,414	18,435
Hapcheon Floating Photovoltaic Power Plant Inc. (*12)	Power generation	KOREA	49.00%		7,512	6,971
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	612
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*20)	Power generation	MALAYSIA	60.00%		—	—
Guadalupe Solar SpA (*20)	Power generation	CHILE	60.00%		1,397	659
Omisan Wind Power Co., Ltd.	Power generation	KOREA	42.00%		10,752	10,633
Foresight Iberian Solar Group Holding, S.L. (*20)	Power generation	SPAIN	75.00%		9,697	9,743
Yeongwol Eco Wind Co., Ltd.	Power generation	KOREA	29.00%		3,089	3,196
Gurae Resident Power Co., Ltd.	Power generation	KOREA	29.00%		386	395
Cheongju Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,858	5,465
Enel X Midland Photovoltaic, LLC	Power generation	KOREA	20.00%		1,695	1,688
Geumsungsan Wind Power Co., Ltd.	Power generation	KOREA	29.00%		6,531	6,053
KEPCO KPS CARABAO Corp.	Utility plant maintenance	PHILIPPINES	40.00%		93	386
Prime Swedish Holding AB	Holding company	SWEDEN	45.00%		14,514	15,441
Goheung New Energy Co., Ltd.	Power generation	KOREA	46.15%		12,959	11,708
Gunsan Land Solar Co., Ltd. (*20)	Power generation	KOREA	75.29%		19,091	19,317
CapMan Lynx SCA, SICAR	Holding company	LUXEMBOURG	50.00%		9,601	9,976
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
					2,069,491	2,239,011

				~~W~~	5,129,326	7,471,384

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

(*9)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entity is classified as an associate.

(*10)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*11)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*12)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*13)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*14)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*15)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*16)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*17)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*18)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from a joint venture to an associate, due to the changes in voting rights.
(*19)

According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*20)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,647,325
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,630
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,549
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	11,443
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	132,774
Korea Power Exchange (*3)	Management of power market and others	KOREA	100.00%		127,839	269,122
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	6,392
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,087
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,027
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	9.34%		40,854	26,353
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,867
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,436
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	69,912
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	679,708
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	117,811
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	27,865
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	425,234
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	110,292
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	64,570
Hadong Mineral Fiber Co., Ltd. (*2)	Recycling fly ashes	KOREA	8.33%		50	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,780
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	4,197
Goseong Green Power Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,186
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,368
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	210
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	KOREA	33.61%		148,105	80,637
Jinbhuvish Power Generation Pvt. Ltd. (*2, 7)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	2,165
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	244,426
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,066
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	8,778
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	576
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	28.98%		537	200
Korea Electric Power Corporation Fund (*8)	Developing electric enterprises	KOREA	98.09%		51,500	41,926
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	938
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	454
Nepal Water & Energy Development Company Private Limited (*9)	Construction and operation of utility plant	NEPAL	60.35%		50,268	42,677
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	926
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,149
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	4,250
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	312
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	25
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	197
ITR Co., Ltd.	R & D	KOREA	20.00%		50	40
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	27
Namjeongsusang Solar Power Operation Co., Ltd.(*10)	Power generation	KOREA	15.00%		969	103

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC (*11)	Power generation	USA	24.08%	~~W~~	45,562	20,627
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,300	7,326
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	1,054
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	4,682
Go deok Clean Energy Co., Ltd. (*12)	Fuel cell generation	KOREA	61.00%		1,830	960
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	85
SEP Co., Ltd.	R & D	KOREA	21.26%		27	14
Hankook Electric Power Information Co., Ltd.	R & D	KOREA	25.25%		38	139
Tronix Co., Ltd.	R & D	KOREA	20.00%		75	119
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	22
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Jeju SolarOne Co., Ltd. (*13)	Power generation	KOREA	10.00%		161	159
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	11,022
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	29.00%		29	29
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	1,578
Seoroseoro Sunny Power Plant Co., Ltd. (*14)	Power generation	KOREA	19.46%		230	230
Muan Solar park Co., Ltd. (*14)	Power generation	KOREA	19.00%		4,180	4,180
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	360
Anjwa Smart Farm & Solar City Co., Ltd. (*14)	Power generation	KOREA	19.50%		5,510	5,510
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	3,910

					2,481,761	4,250,787

<Joint ventures>
KEPCO-Uhde Inc. (*15)	Power generation	KOREA	52.80%		11,355	100
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	13,264
Shuweihat Asia Operation & Maintenance Company (*15)	Maintenance of utility plant	CAYMAN	55.00%		30	1,057
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.10%		26,602	19,797
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	18,200
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,930
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,405
KEPCO SPC Power Corporation (*15)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	201,663
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,530
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	42,530
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,157
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,813
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	266,221
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	11,171
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,378
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	546
Expressway Solar-light Power Generation Co., Ltd. (*16)	Power generation	KOREA	29.00%		1,856	2,896
Amman Asia Electric Power Company (*15)	Power generation	JORDAN	60.00%		111,476	161,253
KAPES, Inc. (*15)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	3,887
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,620
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,362
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	27,518
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	KOREA	15.00%		3,000	3,124
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A. (*15)	Power generation	CHILE	65.00%		78,060	71,449

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%	~~W~~	26,892	33,063
Incheon New Power Co., Ltd. (*17)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	14,814
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	—
Barakah One Company (*18)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*18)	Operation of utility plant	UAE	18.00%		296	270
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	565
Daegu Green Power Co., Ltd. (*19)	Power generation	KOREA	29.00%		46,225	23,045
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,256
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	1,064
Chester Solar V SpA	Power generation	CHILE	45.00%		525	277
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,490
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	31,897
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	22,552
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	68,809
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,639
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	4,466
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,230
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,847
Laurel SpA	Power generation	CHILE	45.00%		1,222	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	AUSTRALIA	12.37%		4,095	4,129
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	47.31%		12,570	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,453
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,621
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,017
Saemangeum Solar Power Co., Ltd.(*20)	Power generation	KOREA	81.00%		26,399	24,292
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,900	4,124
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,494	2,195
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,187
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	25,523
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,065
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		10,800	10,485
HORUS SOLAR, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		5,068	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		3,678	3,660
SUNMEX RENOVABLES, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		307	240
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		8,829	9,277
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	38.90%		7,020	9,915
Yeongam Solar Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		6,460	6,042
Samsu Wind Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		2,637	2,607
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		11,569	11,204
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	KOREA	49.00%		5,245	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		20,952	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*15)	Holding company	KOREA	90.00%		15,699	16,129
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,395	63,029
Cheongna Energy Co., Ltd. (*20, 22)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	4,940
Naepo Green Energy Co., Ltd. (*23)	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd. (*24)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		56,654	56,654
KAS Investment I LLC (*25)	Holding company	USA	29.89%		23,437	23,437
KAS Investment II LLC (*25)	Holding company	USA	29.89%		23,343	23,343
Energyco LLC	Power generation	KOREA	29.00%		1,659	1,659

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
CAES, LLC	Holding company	USA	36.00%	~~W~~	19,414	17,626
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	KOREA	19.47%		1,890	1,890
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	510
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352

					1,943,392	1,919,746

				~~W~~	4,425,153	6,170,533

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The Group recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd. before the prior year, due to the Group’s decision to withdraw its business since there are no business activities occurring.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*10)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entity is classified as an associate.

(*11)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*12)

Even though the effective percentage of ownership is more than 50%, the Group does not hold control over the entity as it has less than 50% of decision-making rights. However the Group can exercise sginificant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*13)

It was newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, it is classified as an associate, judging that the Group can exercise significant influence on the entity.

(*14)

The entities were newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, continued:

(*15)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*17)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*18)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*19)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*20)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*21)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*22)	The classification of the entity was changed from an associate to a joint venture, due to the additional investment during the year ended December 31, 2020.
(*23)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from an associate to a joint venture, due to the changes in voting rights.
(*24)

The name of the entity has changed during the current year. According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*25)

The entities were included in the joint ventures due to the new investment during the year ended December 31, 2020. Since the final settlement of the entity was not completed before the Group’s financial statements date, the financial statements of October 7, were used for consolidation.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2021 and 2020 are as follows:

In millions of won
Investees	2021		2020
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	115,339	45,048
Korea Gas Corporation		738,990	584,010
YTN Co., Ltd.		26,550	27,000
SPC Power Corporation		203,589	139,698
PT. Bayan Resources TBK		1,495,801	798,510

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		25,630	—	—	(1,966)	378	—	575	24,617
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
Gangwon Wind Power Co., Ltd.		11,443	—	—	(1,703)	814	—	—	10,554
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Taebaek Wind Power Co., Ltd.		6,392	—	—	—	408	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		3,087	—	—	—	270	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		5,027	—	—	—	384	—	—	5,411
Daeryun Power Co., Ltd.		26,353	—	—	—	(927)	—	—	25,426
Changjuk Wind Power Co., Ltd.		7,867	—	—	(449)	937	—	—	8,355
KNH Solar Co., Ltd.		2,436	—	—	—	(158)	—	—	2,278
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(14)	(938)	952	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(15)	(862)	877	—
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		1,780	—	—	—	630	159	—	2,569
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		4,197	—	—	—	(389)	—	—	3,808
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Gangneung Eco Power Co., Ltd.		2,368	—	—	—	(80)	—	—	2,288
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		210	—	—	—	13	—	—	223
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,165	—	—	—	(461)	—	—	1,704
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
Daegu Photovoltaic Co., Ltd.		2,066	—	—	(206)	482	—	—	2,342
Busan Green Energy Co., Ltd.		8,778	—	—	—	(3,750)	—	4	5,032
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		576	—	—	—	(283)	—	957	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		200	—	—	—	19	—	—	219
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
Energy Infra Asset Management Co., Ltd.		938	—	—	—	128	—	—	1,066
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		454	—	—	—	262	—	—	716
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
Gwangyang Green Energy Co., Ltd.		926	24,800	—	—	(138)	(122)	—	25,466
PND solar Co., Ltd.		1,149	—	—	—	80	—	—	1,229
Hyundai Eco Energy Co., Ltd.		4,250	—	—	—	1,322	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		312	—	—	—	(79)	—	—	233
Green Energy Electricity Generation Co., Ltd.		25	—	—	—	1,688	—	—	1,713
Korea Energy Solutions Co., Ltd.		197	—	—	—	(74)	—	—	123
ITR Co., Ltd.		40	—	—	—	(8)	—	—	32
Structure test network Co., Ltd.		27	—	—	—	279	—	—	306
Namjeongsusang Solar Power Operation Co., Ltd.		103	—	—	—	258	—	—	361
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
Indeck Niles Asset Management, LLC		101	—	—	—	567	—	(557)	111

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	7,326	—	(188)	—	399	—	(399)	7,138
Suwon New Power Co., Ltd.		1,054	—	—	—	(5)	(14)	—	1,035
KPGE Inc.		287	—	—	—	22	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		4,682	—	—	—	124	—	—	4,806
Go deok Clean Energy Co., Ltd.		960	3,730	—	—	(333)	(55)	—	4,302
SureDataLab Co., Ltd.		85	—	—	—	43	—	—	128
SEP Co., Ltd.		14	—	—	—	(7)	—	—	7
Hankook Electric Power Information Co., Ltd.		139	—	—	—	22	—	—	161
Tronix Co., Ltd.		119	—	—	—	(10)	—	—	109
O2&B Global Co., Ltd.		22	—	—	—	13	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		1,096	—	—	—	172	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		159	45	(206)	—	(1)	—	3	—
Goesan Solar Park Co., Ltd.		1,684	—	—	—	249	(6)	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		11,022	—	—	—	(784)	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		29	4,611	—	—	(261)	(23)	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		1,578	—	—	—	(665)	(2)	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		230	476	—	—	15	—	—	721
Muan Solar park Co., Ltd.		4,180	220	—	—	1,683	—	—	6,083
YuDang Solar Co., Ltd.		360	—	—	—	205	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		5,510	141	—	—	1,133	—	—	6,784
Daewon Green Energy Co., Ltd.		3,910	—	—	—	(33)	—	—	3,877
G.GURU Co., Ltd.		—	493	—	—	(90)	—	—	403
UD4M Co., Ltd.		—	75	—	—	217	—	(148)	144
Dongbu Highway Solar Co., Ltd.		—	—	—	—	74	—	191	265
Seobu Highway Solar Co., Ltd.		—	—	—	—	94	—	195	289
Korea Energy Data Co., Ltd.		—	60	—	—	2	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		—	1,950	—	—	(72)	—	—	1,878
KOSTURE Co., Ltd.		—	—	—	—	—	—	—	—
Digital Innovation Growth Fund		—	10,000	—	—	(110)	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		—	—	—	—	2,532	—	13,963	16,495
Chuncheon Green Energy Co., Ltd.		—	3,400	—	—	(28)	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		—	95	—	—	—	—	—	95
Yeongyang Wind Power Corporation II		—	7,965	—	—	—	—	—	7,965
Haeparang Energy Co., Ltd.		—	2,241	—	—	—	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		—	6,000	—	—	—	—	—	6,000

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	100	—	—	—	(42)	—	—	58
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
Shuweihat Asia Operation & Maintenance Company		1,057	—	—	(881)	1,101	103	—	1,380
Waterbury Lake Uranium L.P.		19,797	—	—	—	—	1,793	—	21,590
ASM-BG Investicii AD		18,200	—	—	(2,703)	2,700	495	—	18,692
RES Technology AD		15,930	—	—	(676)	1,116	333	—	16,703
KV Holdings, Inc.		2,405	—	—	(901)	962	61	—	2,527
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		6,530	—	—	—	(619)	724	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
Rabigh Operation & Maintenance Company Limited		3,813	—	—	(4,085)	3,489	854	—	4,071
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
KW Nuclear Components Co., Ltd.		11,171	—	—	(833)	5,396	—	—	15,734
Busan Shinho Solar Power Co., Ltd.		5,378	—	—	(352)	815	—	—	5,841
Global Trade Of Power System Co., Ltd.		546	—	—	—	51	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		2,896	—	—	—	188	—	—	3,084
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		3,887	—	—	—	154	—	—	4,041
Jeongam Wind Power Co., Ltd.		4,620	5,808	(10,741)	—	313	—	—	—
Korea Power Engineering Service Co., Ltd.		5,362	—	—	—	206	—	(153)	5,415
Chun-cheon Energy Co., Ltd.		27,518	—	—	—	(1,622)	—	—	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		3,124	—	—	—	(396)	—	—	2,728
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		14,814	—	—	—	(972)	—	—	13,842
Daehan Wind Power PSC		—	—	—	—	3,791	1,363	—	5,154
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		270	—	—	—	—	24	—	294
MOMENTUM		565	—	—	(569)	368	4	—	368
Daegu Green Power Co., Ltd.		23,045	—	—	—	982	—	27	24,054
Yeonggwang Wind Power Co., Ltd.		17,256	—	—	—	390	—	—	17,646
Chester Solar IV SpA		1,064	—	—	—	(1,083)	(36)	55	—
Chester Solar V SpA		277	—	—	—	(269)	2	15	25
Diego de Almagro Solar SpA		1,490	—	—	—	(1,095)	(123)	90	362
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Daesan Green Energy Co., Ltd.		22,552	—	—	—	(1,308)	—	—	21,244
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
RE Barren Ridge 1 Holdings LLC		4,466	—	—	(1,365)	(3,162)	1,944	—	1,883
RE Astoria 2 LandCo LLC		5,230	—	—	(337)	619	486	—	5,998
RE Barren Ridge LandCo LLC		1,847	—	—	(140)	240	173	—	2,120
Laurel SpA		1,092	—	—	—	(798)	(71)	67	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,129	—	—	—	(111)	(393)	—	3,625
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		3,453	—	—	—	653	—	—	4,106
Chester Solar I SpA		1,621	—	—	—	(430)	(195)	124	1,120
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
Saemangeum Solar Power Co., Ltd.		24,292	1	—	—	(354)	—	—	23,939

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Chungsongmeon BongSan wind power Co., Ltd.	~~W~~	4,124	—	—	—	(316)	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		2,195	—	—	—	(237)	—	—	1,958
DE Energia SpA		8,187	—	—	—	—	734	—	8,921
Dangjin Eco Power Co., Ltd.		25,523	—	—	—	274	312	—	26,109
Haemodum Solar Co., Ltd.		3,065	—	—	—	16	—	—	3,081
Yangyang Wind Power Co., Ltd.		10,485	1,200	—	—	(488)	(6)	—	11,191
HORUS SOLAR, S.A. DE C.V.		3,394	—	—	—	2,396	52	—	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		3,660	—	—	—	766	110	—	4,536
SUNMEX RENOVABLES, S.A. DE C.V.		240	1,371	—	—	(49)	48	—	1,610
Stavro Holding II A.B.		9,277	8,684	—	—	(55)	(271)	(8)	17,627
Solaseado Solar Power Co., Ltd.		9,915	—	—	—	(24)	—	—	9,891
Yeongam Solar Power Co., Ltd.		6,042	—	—	—	796	—	—	6,838
Samsu Wind Power Co., Ltd.		2,607	—	—	—	221	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		11,204	12,264	—	—	(519)	(850)	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		5,535	—	—	—	(542)	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		22,242	—	(969)	(1,727)	1,910	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,129	—	—	—	159	—	—	16,288
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Cheongna Energy Co., Ltd.		4,940	—	—	—	6,258	—	—	11,198
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
KAS Investment I LLC		23,437	—	—	—	(6,876)	(1,288)	—	15,273
KAS Investment II LLC		23,343	—	—	—	(6,515)	(1,615)	—	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)		1,659	—	—	—	(60)	(64)	—	1,535
CAES, LLC		17,626	—	—	(1,009)	(331)	850	1,299	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		1,890	5,622	—	—	(541)	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		510	—	—	—	102	—	—	612
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		—	1,397	—	—	(672)	(66)	—	659
Omisan Wind Power Co., Ltd.		—	10,752	—	—	(119)	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	72	—	9,671	9,743
Yeongwol Eco Wind Co., Ltd.		—	3,089	—	—	122	(15)	—	3,196
Gurae Resident Power Co., Ltd.		—	386	—	—	12	(3)	—	395
Cheongju Eco Park Co., Ltd.		—	5,858	—	—	(393)	—	—	5,465
Enel X Midland Photovoltaic, LLC		—	1,695	—	—	(7)	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		—	6,531	—	—	(478)	—	—	6,053
KEPCO KPS CARABAO Corp.		—	93	—	—	293	—	—	386
Prime Swedish Holding AB		—	8,155	—	—	22	1,060	6,204	15,441
Taebaek Gadeoksan Wind Power Co., Ltd.		13,362	—	—	—	762	—	(14,124)	—
Goheung New Energy Co., Ltd.		—	12,959	—	—	(1,251)	—	—	11,708
Gunsan Land Solar Co., Ltd.		—	19,091	—	—	324	(98)	—	19,317
CapMan Lynx SCA, SICAR		—	9,601	—	—	375	—	—	9,976
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	~~W~~	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	(14,104)	(25,023)	(333)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		25,393	—	—	(2,146)	3,806	—	(1,423)	25,630
YTN Co., Ltd.		39,747	—	—	(90)	1,086	(6)	(188)	40,549
Cheongna Energy Co., Ltd.		1,411	990	—	—	2,518	—	(4,919)	—
Gangwon Wind Power Co., Ltd.		12,327	—	—	(1,988)	1,104	—	—	11,443
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	17,410	—	—	132,774
Korea Power Exchange		258,899	—	—	—	1,860	1	8,362	269,122
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd. (*1)		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		7,039	—	—	(175)	(472)	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		2,553	—	—	—	534	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		5,877	—	—	(813)	(37)	—	—	5,027
Daeryun Power Co., Ltd.		26,247	—	—	—	104	—	2	26,353
Changjuk Wind Power Co., Ltd.		8,520	—	—	(750)	97	—	—	7,867
KNH Solar Co., Ltd.		2,382	—	—	—	54	—	—	2,436
SPC Power Corporation		63,583	—	—	(10,764)	5,491	11,649	(47)	69,912
Gemeng International Energy Co., Ltd.		670,896	—	—	(11,620)	15,965	4,468	(1)	679,708
PT. Cirebon Electric Power		123,425	—	—	(9,782)	11,330	434	(7,596)	117,811
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(22)	671	(649)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(22)	617	(595)	—
PT Wampu Electric Power		29,355	—	—	(1,303)	3,245	(1,639)	(1,793)	27,865
PT. Bayan Resources TBK		445,141	—	—	(15,720)	17,139	(21,256)	(70)	425,234
S-Power Co., Ltd.		115,784	—	—	—	(5,429)	—	(63)	110,292
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(2,896)	(5,469)	—	64,570
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		108	—	(108)	—	—	—	—	—
PT. Mutiara Jawa		1,438	—	—	—	459	(117)	—	1,780
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		6,610	—	—	—	(2,413)	—	—	4,197
Naepo Green Energy Co., Ltd.		—	—	—	—	(9,789)	—	9,789	—
Goseong Green Power Co., Ltd.		2,340	—	—	—	(154)	—	—	2,186
Gangneung Eco Power Co., Ltd.		2,430	—	—	—	(62)	—	—	2,368
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	11,877	(3,604)	(5,638)	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		215	—	—	—	(5)	—	—	210

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Dongducheon Dream Power Co., Ltd.	~~W~~	76,547	—	—	—	4,095	—	(5)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,361	—	—	—	(411)	—	215	2,165
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(25,796)	14,265	—	(26)	244,426
Daegu Photovoltaic Co., Ltd.		2,060	—	—	(325)	331	—	—	2,066
Busan Green Energy Co., Ltd.		10,637	—	—	—	(1,862)	—	3	8,778
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,063	—	—	—	(491)	—	4	576
Korea Nuclear Partners Co., Ltd.		—	247	—	—	(43)	(4)	—	200
Korea Electric Power Corporation Fund		41,126	—	—	—	(908)	1,708	—	41,926
Energy Infra Asset Management Co., Ltd.		791	—	—	—	147	—	—	938
Daegu clean Energy Co., Ltd.		13	—	—	—	(1)	—	—	12
YaksuESS Co., Ltd.		516	—	—	—	(62)	—	—	454
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,699)	(1,466)	—	42,677
Gwangyang Green Energy Co., Ltd.		948	—	—	—	(22)	—	—	926
PND solar Co., Ltd.		1,144	—	—	—	5	—	—	1,149
Hyundai Eco Energy Co., Ltd.		3,781	—	—	—	469	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		386	—	—	—	(74)	—	—	312
Green Energy Electricity Generation Co., Ltd.		163	—	—	—	(138)	—	—	25
Korea Energy Solutions Co., Ltd.		259	—	—	—	(62)	—	—	197
ITR Co., Ltd.		33	—	—	—	7	—	—	40
Structure test network Co., Ltd.		21	—	—	—	6	—	—	27
Namjeongsusang Solar Power Operation Co., Ltd.		812	—	—	—	(709)	—	—	103
Indeck Niles Development, LLC		—	45,562	—	—	(13,344)	(9,846)	(1,745)	20,627
Indeck Niles Asset Management, LLC		87	—	—	(539)	559	—	(6)	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,126	294	(99)	(291)	296	—	—	7,326
Suwon New Power Co., Ltd.		798	—	—	—	256	—	—	1,054
KPGE Inc.		287	—	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		2,054	2,703	—	—	(75)	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,830	—	—	—	(843)	(27)	—	960
SureDataLab Co., Ltd.		—	126	—	—	(41)	—	—	85
SEP Co., Ltd.		—	27	—	—	(13)	—	—	14
Hankook Electric Power Information Co., Ltd.		—	38	—	—	101	—	—	139
Tronix Co., Ltd.		—	75	—	—	44	—	—	119
O2&B Global Co., Ltd.		—	25	—	—	(3)	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		—	79	—	—	(475)	—	1,492	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		—	161	—	—	—	(2)	—	159
Energy Innovation Fund I		—	4,000	—	(2)	(159)	—	(3,839)	—
Goesan Solar Park Co., Ltd.		—	1,276	—	—	408	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		—	11,022	—	—	—	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		—	29	—	—	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		—	714	—	—	864	—	—	1,578

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Seoroseoro Sunny Power Plant Co., Ltd.	~~W~~	—	230	—	—	—	—	—	230
Muan Solar park Co., Ltd.		—	4,180	—	—	—	—	—	4,180
YuDang Solar Co., Ltd.		—	360	—	—	—	—	—	360
Anjwa Smart Farm & Solar City Co., Ltd.		—	5,510	—	—	—	—	—	5,510
Daewon Green Energy Co., Ltd.		—	3,910	—	—	—	—	—	3,910

		4,251,802	96,255	(207)	(98,175)	59,092	(48,911)	(9,069)	4,250,787

<Joint ventures>
KEPCO-Uhde Inc.		134	—	—	—	(34)	—	—	100
Shuweihat Asia Power Investment B.V.		18,318	—	—	(4,337)	5,919	(6,636)	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,408	—	—	(922)	1,074	(503)	—	1,057
Waterbury Lake Uranium L.P.		20,562	—	—	—	4	(769)	—	19,797
ASM-BG Investicii AD		19,376	—	—	(4,206)	2,575	455	—	18,200
RES Technology AD		16,248	—	—	(1,981)	1,051	612	—	15,930
KV Holdings, Inc.		2,441	—	—	(617)	580	1	—	2,405
KEPCO SPC Power Corporation		214,794	—	—	(48,486)	48,479	(12,995)	(129)	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		8,149	—	—	—	(1,718)	99	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	15,317	1,307	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,231	275	—	42,530
Rabigh Electricity Company		109,096	—	—	(14,956)	25,474	(22,458)	1	97,157
Rabigh Operation & Maintenance Company Limited		6,879	—	—	(5,340)	2,788	(514)	—	3,813
Jamaica Public Service Company Limited		253,607	—	—	(4,352)	24,669	(10,891)	3,188	266,221
KW Nuclear Components Co., Ltd.		9,052	—	—	(833)	2,952	—	—	11,171
Busan Shinho Solar Power Co., Ltd.		5,045	—	—	(330)	663	—	—	5,378
Global Trade Of Power System Co., Ltd.		571	—	—	—	(25)	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		2,883	—	—	—	13	—	—	2,896
Amman Asia Electric Power Company		192,164	—	—	(28,281)	20,165	(22,795)	—	161,253
KAPES, Inc.		10,832	—	—	—	(10,806)	—	(26)	—
Honam Wind Power Co., Ltd.		4,375	—	—	(435)	(53)	—	—	3,887
Jeongam Wind Power Co., Ltd.		4,437	—	—	—	183	—	—	4,620
Korea Power Engineering Service Co., Ltd.		4,902	—	—	—	446	—	14	5,362
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(7,354)	—	—	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		3,040	—	—	—	84	—	—	3,124
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		70,462	—	—	—	14,864	(9,186)	(4,691)	71,449
PT. Tanjung Power Indonesia		34,327	—	—	—	7,522	(9,220)	434	33,063
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		17,342	—	—	—	(2,528)	—	—	14,814
Daehan Wind Power PSC		1,757	4,302	—	—	(626)	(5,433)	—	—
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		285	—	—	—	2	(17)	—	270
MOMENTUM		553	—	—	(404)	399	17	—	565
Daegu Green Power Co., Ltd.		22,824	—	—	—	128	—	93	23,045
Yeonggwang Wind Power Co., Ltd.		17,627	—	—	—	(371)	—	—	17,256
Chester Solar IV SpA		672	—	—	—	389	80	(77)	1,064
Chester Solar V SpA		146	—	—	—	135	17	(21)	277
Diego de Almagro Solar SpA		1,035	—	—	—	455	107	(107)	1,490
South Jamaica Power Company Limited		13,863	—	—	—	20,468	(2,432)	(2)	31,897
Daesan Green Energy Co., Ltd.		17,182	—	—	—	5,371	—	(1)	22,552

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
RE Holiday Holdings LLC	~~W~~	42,070	—	—	—	33,072	(6,333)	—	68,809
RE Pioneer Holdings LLC		31,156	—	—	(1,246)	24,466	(4,737)	—	49,639
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(872)	(35,735)	(1,843)	—	4,466
RE Astoria 2 LandCo LLC		5,602	—	—	(249)	210	(333)	—	5,230
RE Barren Ridge LandCo LLC		1,966	—	—	(95)	95	(119)	—	1,847
Laurel SpA		595	—	—	—	498	80	(81)	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,024	—	—	—	(24)	129	—	4,129
Chile Solar JV SpA		34,859	—	—	—	187	(163)	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		7,846	4,070	—	—	1,468	(22)	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		3,043	—	—	—	409	—	1	3,453
Chester Solar I SpA		1,157	—	—	—	472	107	(115)	1,621
Solar Philippines Calatagan Corporation		48,930	—	—	(6,439)	6,745	(219)	—	49,017
Saemangeum Solar Power Co., Ltd.		8,324	16,399	—	—	(431)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		2,764	—	—	—	(232)	1,592	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		2,198	—	—	—	(3)	—	—	2,195
DE Energia SpA		8,665	—	—	—	506	572	(1,556)	8,187
Dangjin Eco Power Co., Ltd.		25,661	—	—	—	96	(237)	3	25,523
Haemodum Solar Co., Ltd.		2,940	—	—	—	140	(15)	—	3,065
Yangyang Wind Power Co., Ltd.		10,800	—	—	—	(286)	(29)	—	10,485
HORUS SOLAR, S.A. DE C.V.		3,403	1,665	—	—	(1,985)	311	—	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		672	3,006	—	—	36	(54)	—	3,660
SUNMEX RENOVABLES, S.A. DE C.V.		222	85	—	—	(46)	(21)	—	240
Stavro Holding II A.B.		5,625	3,305	—	—	(156)	346	157	9,277
Solaseado Solar Power Co., Ltd.		—	7,020	—	—	2,895	—	—	9,915
Yeongam Solar Power Co., Ltd.		—	6,460	—	—	(418)	—	—	6,042
Samsu Wind Power Co., Ltd.		—	2,637	—	—	(30)	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		—	11,569	—	—	(144)	(221)	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		—	5,245	—	—	290	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		—	20,952	—	(1,388)	2,678	—	—	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		—	15,699	—	—	430	—	—	16,129
PT Barito Wahana Tenaga		—	59,395	—	—	4,923	(1,289)	—	63,029
Cheongna Energy Co., Ltd.		—	—	—	—	21	—	4,919	4,940
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		—	56,654	—	—	—	—	—	56,654
KAS Investment I LLC		—	23,437	—	—	—	—	—	23,437
KAS Investment II LLC		—	23,343	—	—	—	—	—	23,343
Energyco LLC		—	1,659	—	—	—	—	—	1,659
CAES, LLC		—	19,414	—	(297)	—	—	(1,491)	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		—	1,890	—	—	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		—	510	—	—	—	—	—	510
Bitsolar Energy Co., Ltd.		—	352	—	—	—	—	—	352

		1,663,029	289,068	—	(139,519)	220,032	(113,377)	513	1,919,746

	~~W~~	5,914,831	385,323	(207)	(237,694)	279,124	(162,288)	(8,556)	6,170,533

(*1)

The Group recognized a impairment loss for the carrying amount of Ecollite Co., Ltd. during the prior period due to the suspension of operating activities. Ecollite Co., Ltd. has been removed from associates since it is under the process of liquidation as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*1)	~~W~~	43,669,902	34,550,567	27,520,756	950,757
Korea Electric Power Industrial Development Co., Ltd.		158,163	73,278	312,705	7,233
YTN Co., Ltd.		367,950	126,062	137,439	51,044
Gangwon Wind Power Co., Ltd.		71,153	1,121	19,623	5,433
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Korea Power Exchange		331,640	61,912	110,075	492
Taebaek Wind Power Co., Ltd.		30,375	3,176	5,744	1,588
Taebaek Guinemi Wind Power Co., Ltd.		43,411	29,985	5,910	1,371
Pyeongchang Wind Power Co., Ltd.		69,939	48,295	10,087	1,537
Daeryun Power Co., Ltd.		757,157	476,152	188,193	(10,232)
Changjuk Wind Power Co., Ltd.		29,539	1,690	6,213	3,265
KNH Solar Co., Ltd.		13,859	5,423	3,222	805
SPC Power Corporation		242,058	18,535	54,042	35,441
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
KNOC Nigerian East Oil Co., Ltd.		24,693	102,722	—	(99)
KNOC Nigerian West Oil Co., Ltd.		26,625	98,360	—	(99)
PT Wampu Electric Power		209,172	132,917	20,294	7,102
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
Pioneer Gas Power Limited		282,577	438,366	—	(36,864)
Eurasia Energy Holdings		606	1,082	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
PT. Mutiara Jawa		24,355	15,498	10,958	2,835
Samcheok Eco Materials Co., Ltd.		26,545	1,854	14,281	1,237
Noeul Green Energy Co., Ltd.		109,354	96,222	36,029	(1,269)
Goseong Green Power Co., Ltd.		5,412,537	4,509,791	740,028	51,450
Gangneung Eco Power Co., Ltd.		4,001,681	3,851,537	—	(4,188)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,823	1,033	426	46
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Jinbhuvish Power Generation Pvt. Ltd.		62,926	12,995	—	—
Daejung Offshore Wind Power Co., Ltd.		5,321	1,664	—	(149)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
Daegu Photovoltaic Co., Ltd.		13,046	4,970	3,519	1,621
Busan Green Energy Co., Ltd.		163,016	145,664	45,088	(10,843)
Gunsan Bio Energy Co., Ltd.		8,503	28,981	—	(1,496)
Korea Electric Vehicle Charging Service		13,351	6,207	13,808	(1,022)
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		1,409	100	836	64
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
Energy Infra Asset Management Co., Ltd.		11,196	426	4,703	1,306
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,999	4,535	1,715	903
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
Gwangyang Green Energy Co., Ltd.		128,375	1,136	—	(688)
PND solar Co., Ltd.		37,152	33,444	5,078	(128)
Hyundai Eco Energy Co., Ltd.		186,309	158,111	25,762	6,921
YeongGwang Yaksu Wind Electric Co., Ltd.		40,484	41,176	7,066	(914)
Green Energy Electricity Generation Co., Ltd.		75,664	72,442	2,796	(58)
Korea Energy Solutions Co., Ltd.		654	40	228	(347)
ITR Co., Ltd.		529	372	135	(29)
Structure test network Co., Ltd.		1,665	400	1,451	1,134
Namjeongsusang Solar Power Operation Co., Ltd.		56,376	54,104	7,095	(1,280)
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
Indeck Niles Asset Management, LLC		347	13	2,232	1,135

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	14,778	211	848	815
Suwon New Power Co., Ltd.		1,997	30	—	2
KPGE Inc.		1,086	20	709	77
Gwangbaek Solar Power Investment Co., Ltd.		320,001	309,796	14,615	125
Go deok Clean Energy Co., Ltd.		65,566	54,811	—	(2,482)
SureDataLab Co., Ltd.		612	79	733	205
SEP Co., Ltd.		132	100	—	(2)
Hankook Electric Power Information Co., Ltd.		1,512	876	1,887	229
Tronix Co., Ltd.		1,002	455	2,228	89
O2&B Global Co., Ltd.		231	54	345	3
Muan Sunshine Solar Power Plant Co., Ltd.		142,858	138,987	15,582	(156)
Bigeum Resident Photovoltaic Power Co., Ltd.		22,159	23,158	—	(608)
Goesan Solar Park Co., Ltd.		52,443	45,799	6,388	836
Saemangeum Heemang Photovoltaic Co., Ltd.		157,298	130,158	902	(2,237)
Bitgoel Eco Energy Co., Ltd.		51,471	36,450	—	(900)
Jeju Gimnyeong Wind Power Co., Ltd.		65,754	62,716	6,915	(2,085)
Seoroseoro Sunny Power Plant Co., Ltd.		5,833	4,186	469	36
Muan Solar park Co., Ltd.		226,920	198,132	30,990	8,639
YuDang Solar Co., Ltd.		22,430	19,604	3,452	626
Anjwa Smart Farm & Solar City Co., Ltd.		278,981	249,143	37,691	5,996
Daewon Green Energy Co., Ltd.		131,218	116,100	18	(130)
G.GURU Co., Ltd.		1,644	8	58	(346)
UD4M Co., Ltd.		1,359	205	1,004	196
Dongbu Highway Solar Co., Ltd.		18,794	17,721	2,394	163
Seobu Highway Solar Co., Ltd.		19,828	18,384	2,647	315
Korea Energy Data Co., Ltd.		238	27	86	6
Gangneung Sacheon Fuel Cell Co., Ltd.		2,758	3	—	(123)
KOSTURE Co., Ltd.		150	26	166	11
Digital Innovation Growth Fund		12,857	—	4	(143)
Taebaek Gadeoksan Wind Power Co., Ltd.		166,172	124,570	22,773	8,732
Chuncheon Green Energy Co., Ltd.		4,901	20	—	(101)
Yeomsubong Wind Power Co., Ltd.		400	396	—	(17)
Yeongyang Wind Power Corporation II		28,972	9,456	—	(1,233)
Haeparang Energy Co., Ltd.		9,566	681	—	(2)
Saemangeum Sebit Power Plant Co., Ltd.		105,259	96,963	—	(190)
<Joint ventures>
KEPCO-Uhde Inc.		128	14	—	(84)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
Shuweihat Asia Operation & Maintenance Company		2,586	77	2,821	2,002
Waterbury Lake Uranium L.P.		65,240	14	—	—
ASM-BG Investicii AD		74,977	37,593	13,161	5,365
RES Technology AD		63,495	30,090	8,142	2,220
KV Holdings, Inc.		6,318	1	10	2,405
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Gansu Datang Yumen Wind Power Co., Ltd.		75,268	58,680	9,666	(1,547)
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
Rabigh Operation & Maintenance Company Limited		29,107	18,930	32,079	9,808
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
KW Nuclear Components Co., Ltd.		42,033	6,678	32,938	12,335
Busan Shinho Solar Power Co., Ltd.		37,016	13,653	7,918	3,261
Global Trade Of Power System Co., Ltd.		2,443	385	6,355	76
Expressway Solar-light Power Generation Co., Ltd.		13,747	3,113	2,637	466
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
KAPES, Inc.	~~W~~	92,790	59,099	87,775	1,571
Honam Wind Power Co., Ltd.		33,623	19,800	5,395	531
Korea Power Engineering Service Co., Ltd.		24,068	5,397	11,259	709
Chun-cheon Energy Co., Ltd.		610,650	523,223	327,534	(5,451)
Yeonggwangbaeksu Wind Power Co., Ltd.		82,439	64,290	8,411	(2,302)
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
Incheon New Power Co., Ltd.		3,240	2,606	2,336	109
Seokmun Energy Co., Ltd.		219,414	171,682	41,555	(3,434)
Daehan Wind Power PSC		137,388	127,080	6,794	7,581
Barakah One Company		29,707,801	29,951,656	253,653	4,011
Nawah Energy Company		155,191	153,559	—	—
MOMENTUM		7,546	6,442	34,527	1,105
Daegu Green Power Co., Ltd.		541,304	459,536	295,645	1,796
Yeonggwang Wind Power Co., Ltd.		239,701	202,410	25,892	958
Chester Solar IV SpA		11,966	12,144	1,344	(2,060)
Chester Solar V SpA		4,034	4,256	440	(601)
Diego de Almagro Solar SpA		15,155	14,572	1,615	(2,103)
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Daesan Green Energy Co., Ltd.		264,618	203,921	88,147	(3,310)
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
RE Barren Ridge 1 Holdings LLC		201,629	87,291	10,575	(541)
RE Astoria 2 LandCo LLC		12,294	298	889	799
RE Barren Ridge LandCo LLC		4,328	89	345	315
Laurel SpA		10,566	10,350	1,159	(1,425)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,809	1,573	—	(916)
Chile Solar JV SpA		68,445	3,531	3,060	1,408
Cheong-Song Noraesan Wind Power Co., Ltd.		57,047	43,106	7,929	2,309
Chester Solar I SpA		12,965	11,043	1,065	(1,146)
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
Saemangeum Solar Power Co., Ltd.		35,323	5,771	—	(631)
Chungsongmeon BongSan wind power Co., Ltd.		74,683	67,696	—	(1,186)
Jaeun Resident Wind Power Plant Co., Ltd.		81,477	74,724	—	(1,325)
DE Energia SpA		49,201	59,587	5,219	(2,954)
Dangjin Eco Power Co., Ltd.		98,010	22,223	4,139	805
Haemodum Solar Co., Ltd.		23,038	16,750	1,799	45
Yangyang Wind Power Co., Ltd.		53,586	31,291	—	(965)
HORUS SOLAR, S.A. DE C.V.		192,650	177,514	8,392	16,664
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		153,855	138,033	—	4,842
SUNMEX RENOVABLES, S.A. DE C.V.		90,956	80,218	—	(333)
Stavro Holding II A.B.		88,220	87	—	(276)
Solaseado Solar Power Co., Ltd.		367,915	345,987	41,684	4,170
Yeongam Solar Power Co., Ltd.		324,132	292,213	37,301	4,930
Samsu Wind Power Co., Ltd.		69,213	54,331	3,918	1,162
Pulau Indah Power Plant Sdn. Bhd.		404,458	338,635	228	(2,589)
Sam-Yang Photovoltaic Power Co., Ltd.		50,837	40,647	7,376	150
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,910	38	3,428	6,468
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,121	23	333	288
PT Barito Wahana Tenaga		266,584	39	—	25,839
Cheongna Energy Co., Ltd.		357,248	338,763	77,640	12,743
Naepo Green Energy Co., Ltd.		222,885	249,415	7,044	(21,392)
Dayone Energy Co., Ltd.		452,509	504,351	143,870	409

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
OneEnergy Asia Limited	~~W~~	136,247	777	—	(2,844)
KAS Investment I LLC		52,681	1,583	(19,390)	(23,007)
KAS Investment II LLC		52,476	1,581	(19,311)	(21,801)
Energyco Co., Ltd. (formerly, Energyco LLC)		59,662	57,227	168	(2,514)
CAES, LLC		43,089	—	—	(923)
Hapcheon Floating Photovoltaic Power Plant Inc.		73,978	59,832	1,120	(972)
Busan Industrial Solar Power Co., Ltd.		19,085	17,937	1,879	566
Bitsolar Energy Co., Ltd.		80,307	85,340	8,298	(1,105)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		8,774	7,839	12	(1,119)
Omisan Wind Power Co., Ltd.		128,724	103,802	—	(320)
Foresight Iberian Solar Group Holding, S.L.		90,610	79,519	168	(603)
Yeongwol Eco Wind Co., Ltd.		43,784	39,066	—	421
Gurae Resident Power Co., Ltd.		6,932	5,734	—	42
Cheongju Eco Park Co., Ltd.		138,657	120,485	6,454	(1,708)
Enel X Midland Photovoltaic, LLC		9,053	611	122	(31)
Geumsungsan Wind Power Co., Ltd.		66,862	47,906	—	(2,146)
KEPCO KPS CARABAO Corp.		3,482	2,516	5,309	733
Prime Swedish Holding AB		34,257	20	—	(5)
Goheung New Energy Co., Ltd.		55,145	32,125	—	(2,711)
Gunsan Land Solar Co., Ltd.		86,654	60,996	432	432
CapMan Lynx SCA, SICAR		113,658	93,706	—	—
International Offshore Power Transmission Holding Company Limited		5	—	—	—

(*1)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*1)	~~W~~	35,909,775	28,174,619	20,833,722	(172,060)
Korea Electric Power Industrial Development Co., Ltd.		164,015	75,636	297,962	16,284
YTN Co., Ltd.		295,151	105,923	126,730	7,095
Gangwon Wind Power Co., Ltd.		77,297	1,336	23,350	7,472
Hyundai Green Power Co., Ltd.		874,574	416,732	390,442	55,591
Korea Power Exchange		337,577	68,455	104,698	979
Taebaek Wind Power Co., Ltd.		28,048	2,480	4,364	(561)
Taebaek Guinemi Wind Power Co., Ltd.		44,434	32,085	5,023	1,368
Pyeongchang Wind Power Co., Ltd.		72,713	52,606	8,387	(154)
Daeryun Power Co., Ltd.		789,277	498,346	126,343	1,941
Changjuk Wind Power Co., Ltd.		27,515	1,292	4,777	656
KNH Solar Co., Ltd.		18,240	9,219	3,564	728
SPC Power Corporation		255,462	17,705	47,091	39,677
Gemeng International Energy Co., Ltd.		7,427,157	5,428,013	1,955,707	64,077
PT. Cirebon Electric Power		730,020	301,615	246,014	40,676
KNOC Nigerian East Oil Co., Ltd.		22,215	93,736	—	(142)
KNOC Nigerian West Oil Co., Ltd.		23,999	89,739	—	(142)
PT Wampu Electric Power		199,841	139,264	20,265	7,372
PT. Bayan Resources TBK		1,544,875	795,131	1,646,390	219,406
S-Power Co., Ltd.		782,561	554,393	421,519	(10,805)
Pioneer Gas Power Limited		260,344	359,790	—	(44,568)
Eurasia Energy Holdings		556	993	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,138,994	876,336	140,069	(11,318)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
PT. Mutiara Jawa		23,061	16,923	7,946	2,523
Samcheok Eco Materials Co., Ltd.		24,024	598	10,483	23
Noeul Green Energy Co., Ltd.		116,929	102,457	27,486	(8,303)
Goseong Green Power Co., Ltd.		4,559,480	4,351,119	—	(12,280)
Gangneung Eco Power Co., Ltd.		2,630,752	2,475,848	—	(3,623)
Shin Pyeongtaek Power Co., Ltd.		1,020,650	814,369	520,468	32,002
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		2,001	1,258	387	(11)
Dongducheon Dream Power Co., Ltd.		1,374,640	1,095,926	524,890	10,982
Jinbhuvish Power Generation Pvt. Ltd.		58,699	12,122	—	—
Daejung Offshore Wind Power Co., Ltd.		6,281	1,634	—	(810)
GS Donghae Electric Power Co., Ltd.		2,174,835	1,455,935	685,579	41,955
Daegu Photovoltaic Co., Ltd.		13,843	6,718	3,343	1,149
Busan Green Energy Co., Ltd.		170,261	139,995	40,241	(6,422)
Gunsan Bio Energy Co., Ltd.		9,340	28,322	—	(1,501)
Korea Electric Vehicle Charging Service		8,173	6,116	10,807	(1,756)
Korea Nuclear Partners Co., Ltd.		1,350	105	1,062	(150)
Korea Electric Power Corporation Fund		42,988	249	82	(730)
Energy Infra Asset Management Co., Ltd.		10,424	946	5,130	1,488
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,584	5,022	217	(212)
Nepal Water & Energy Development Company Private Limited		109,321	41,093	—	(444)
Gwangyang Green Energy Co., Ltd.		28,634	24,095	—	(113)
PND solar Co., Ltd.		38,997	35,566	5,129	(121)
Hyundai Eco Energy Co., Ltd.		195,040	173,800	24,166	4,280
YeongGwang Yaksu Wind Electric Co., Ltd.		43,039	42,915	5,802	(637)
Green Energy Electricity Generation Co., Ltd.		53,934	56,533	—	(920)
Korea Energy Solutions Co., Ltd.		1,009	25	78	(280)
ITR Co., Ltd.		418	220	153	(66)
Structure test network Co., Ltd.		101	234	99	27
Namjeongsusang Solar Power Operation Co., Ltd.		63,041	62,488	1,128	(4,655)
Indeck Niles Development, LLC		772,124	738,826	—	(29,392)
Indeck Niles Asset Management, LLC		314	11	2,272	1,139

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	15,157	206	634	603
Suwon New Power Co., Ltd.		1,974	8	—	—
KPGE Inc.		1,021	32	354	5
Gwangbaek Solar Power Investment Co., Ltd.		339,223	329,298	13,192	(329)
Go deok Clean Energy Co., Ltd.		1,639	65	—	(1,382)
SureDataLab Co., Ltd.		400	47	303	(108)
SEP Co., Ltd.		164	100	—	(63)
Hankook Electric Power Information Co., Ltd.		1,163	613	1,208	390
Tronix Co., Ltd.		942	349	2,030	(6)
O2&B Global Co., Ltd.		233	125	285	(57)
Muan Sunshine Solar Power Plant Co., Ltd.		147,908	144,898	6,017	(2,365)
Bigeum Resident Photovoltaic Power Co., Ltd.		11,164	11,551	—	(309)
Jeju SolarOne Co., Ltd.		1,608	14	—	(4)
Goesan Solar Park Co., Ltd.		56,332	50,524	2,809	(262)
Saemangeum Heemang Photovoltaic Co., Ltd.		35,447	6,070	—	(1,943)
Bitgoel Eco Energy Co., Ltd.		100	—	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		72,557	67,297	8,927	(1,576)
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	—	—	—
Muan Solar park Co., Ltd.		245,431	225,057	14,359	(966)
YuDang Solar Co., Ltd.		23,360	20,876	1,611	686
Anjwa Smart Farm & Solar City Co., Ltd.		295,570	271,396	1,900	(1,684)
Daewon Green Energy Co., Ltd.		15,370	122	—	(93)
<Joint ventures>
KEPCO-Uhde Inc.		208	11	—	(66)
Shuweihat Asia Power Investment B.V.		27,073	4	—	12,080
Shuweihat Asia Operation & Maintenance Company		1,960	38	2,689	1,953
Waterbury Lake Uranium L.P.		59,885	77	—	—
ASM-BG Investicii AD		80,261	43,861	13,355	5,150
RES Technology AD		67,232	35,372	8,381	2,102
KV Holdings, Inc.		6,013	—	27	1,449
KEPCO SPC Power Corporation		289,271	21,102	184,481	66,311
Gansu Datang Yumen Wind Power Co., Ltd.		69,668	53,343	7,157	(4,295)
Datang Chifeng Renewable Power Co., Ltd.		747,990	276,796	119,955	39,439
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		182,342	76,018	26,378	2,914
Rabigh Electricity Company		2,294,880	1,898,701	293,722	94,927
Rabigh Operation & Maintenance Company Limited		28,666	19,133	26,268	7,318
Jamaica Public Service Company Limited		1,664,412	1,027,418	1,042,422	35,916
KW Nuclear Components Co., Ltd.		44,571	19,354	19,762	7,262
Busan Shinho Solar Power Co., Ltd.		39,266	17,754	7,296	2,652
Global Trade Of Power System Co., Ltd.		2,319	435	4,105	(96)
Expressway Solar-light Power Generation Co., Ltd.		14,801	4,816	2,298	144
Amman Asia Electric Power Company		725,101	456,346	20,586	33,608
KAPES, Inc.		127,418	95,322	167,201	10,908
Honam Wind Power Co., Ltd.		36,237	22,945	4,433	(220)
Jeongam Wind Power Co., Ltd.		89,829	78,279	9,757	412
Korea Power Engineering Service Co., Ltd.		24,162	5,674	9,435	1,538
Chun-cheon Energy Co., Ltd.		605,493	512,642	222,066	(24,597)
Yeonggwangbaeksu Wind Power Co., Ltd.		90,758	69,967	11,232	572
Nghi Son 2 Power LLC		2,207,764	2,474,324	819,706	108,832
Kelar S.A.		598,901	492,838	93,375	16,863
PT. Tanjung Power Indonesia		645,152	550,687	90,255	20,487
Incheon New Power Co., Ltd.		3,439	2,914	1,519	(670)
Seokmun Energy Co., Ltd.		227,539	176,457	33,677	(8,734)
Daehan Wind Power PSC		98,544	106,254	—	(765)
Barakah One Company		24,693,571	24,924,087	—	(4,520)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Nawah Energy Company	~~W~~	139,286	137,788	—	12
MOMENTUM		10,772	9,076	31,161	1,122
Daegu Green Power Co., Ltd.		549,034	469,126	221,382	290
Yeonggwang Wind Power Co., Ltd.		249,999	213,556	26,535	1,690
Chester Solar IV SpA		14,232	11,990	1,688	485
Chester Solar V SpA		4,674	4,313	588	150
Diego de Almagro Solar SpA		17,916	14,808	1,824	535
South Jamaica Power Company Limited		405,804	246,310	209,596	12,208
Daesan Green Energy Co., Ltd.		275,911	211,476	62,286	15,346
RE Holiday Holdings LLC		320,908	183,290	19,659	13,247
RE Pioneer Holdings LLC		236,565	137,287	12,410	8,821
RE Barren Ridge 1 Holdings LLC		194,643	87,171	10,679	(722)
RE Astoria 2 LandCo LLC		10,733	274	664	541
RE Barren Ridge LandCo LLC		3,776	82	266	223
Laurel SpA		13,529	11,496	1,704	702
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,930	618	—	(191)
Chile Solar JV SpA		74,776	5,011	4,390	1,476
Taebaek Gadeoksan Wind Power Co., Ltd.		142,731	114,487	10,587	2,411
Cheong-Song Noraesan Wind Power Co., Ltd.		55,460	43,771	7,411	2,039
Chester Solar I SpA		12,795	9,713	1,111	824
Solar Philippines Calatagan Corporation		97,947	47,098	23,182	15,249
Saemangeum Solar Power Co., Ltd.		34,363	4,180	—	(532)
Chungsongmeon BongSan wind power Co., Ltd.		64,341	56,264	—	(1,206)
Jaeun Resident Wind Power Plant Co., Ltd.		63,940	56,371	—	(645)
DE Energia SpA		48,327	54,934	3,789	(21,087)
Dangjin Eco Power Co., Ltd.		97,834	23,769	3,953	565
Haemodum Solar Co., Ltd.		19,041	12,786	1,188	286
Yangyang Wind Power Co., Ltd.		20,917	33	—	(572)
HORUS SOLAR, S.A. DE C.V.		181,432	182,674	—	(13,285)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		81,257	71,295	—	243
SUNMEX RENOVABLES, S.A. DE C.V.		7,781	6,204	—	(309)
Stavro Holding II A.B.		46,394	9	—	(782)
Solaseado Solar Power Co., Ltd.		349,855	327,865	43,782	7,443
Yeongam Solar Power Co., Ltd.		312,960	285,231	17,347	(3,324)
Samsu Wind Power Co., Ltd.		59,597	45,877	—	243
Pulau Indah Power Plant Sdn. Bhd.		31,538	9,293	—	(894)
Sam-Yang Photovoltaic Power Co., Ltd.		55,345	44,049	2,769	592
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,573	39	1,770	8,989
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,932	11	6	478
PT Barito Wahana Tenaga		205,894	—	—	28,631
Cheongna Energy Co., Ltd.		341,478	335,736	78,387	5,995
Naepo Green Energy Co., Ltd.		152,003	159,805	7,056	(28,043)
Dayone Energy Co., Ltd.		441,875	496,355	93,832	30,269
OneEnergy Asia Limited		78,005	150	—	(578)
KAS Investment I LLC		78,410	—	—	—
KAS Investment II LLC		78,096	—	—	—
Energyco LLC		3,425	563	—	(2,856)
CAES, LLC		40,840	—	—	(1,656)
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	—	—	—
Busan Industrial Solar Power Co., Ltd.		15,283	14,499	19	(485)
Bitsolar Energy Co., Ltd.		144,758	149,561	—	(6,116)

(*1)	The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		84,885	29.00%	24,617	—	—	—	24,617
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
Gangwon Wind Power Co., Ltd.		70,032	15.00%	10,505	49	—	—	10,554
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Taebaek Wind Power Co., Ltd.		27,199	25.00%	6,800	—	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		13,426	25.00%	3,357	—	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		21,644	25.00%	5,411	—	—	—	5,411
Daeryun Power Co., Ltd.		281,005	9.34%	26,246	—	—	(820)	25,426
Changjuk Wind Power Co., Ltd.		27,849	30.00%	8,355	—	—	—	8,355
KNH Solar Co., Ltd.		8,436	27.00%	2,278	—	—	—	2,278
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
KNOC Nigerian East Oil Co., Ltd.		(78,029)	14.63%	(11,416)	—	—	11,416	—
KNOC Nigerian West Oil Co., Ltd.		(71,735)	14.63%	(10,495)	—	—	10,495	—
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
Pioneer Gas Power Limited		(155,789)	38.50%	(59,975)	22,278	—	37,697	—
Eurasia Energy Holdings		(476)	40.00%	(190)	—	—	190	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
PT. Mutiara Jawa		8,857	29.00%	2,569	—	—	—	2,569
Samcheok Eco Materials Co., Ltd.		24,691	25.54%	6,306	—	—	(6,306)	—
Noeul Green Energy Co., Ltd.		13,132	29.00%	3,808	—	—	—	3,808
Goseong Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Gangneung Eco Power Co., Ltd.		150,144	1.61%	2,419	—	(131)	—	2,288
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	2	223
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Jinbhuvish Power Generation Pvt. Ltd.		49,931	5.16%	2,576	—	—	(2,576)	—
Daejung Offshore Wind Power Co., Ltd.		3,657	46.59%	1,704	—	—	—	1,704
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
Daegu Photovoltaic Co., Ltd.		8,076	29.00%	2,342	—	—	—	2,342
Busan Green Energy Co., Ltd.		17,352	29.00%	5,032	—	—	—	5,032
Gunsan Bio Energy Co., Ltd.		(20,478)	18.87%	(3,864)	—	—	3,864	—
Korea Electric Vehicle Charging Service		7,144	17.50%	1,250	—	—	—	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		1,309	28.98%	379	—	—	(160)	219
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
Energy Infra Asset Management Co., Ltd.		10,770	9.90%	1,066	—	—	—	1,066
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		2,464	29.00%	715	1	—	—	716
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
Gwangyang Green Energy Co., Ltd.		127,239	20.00%	25,448	18	—	—	25,466
PND solar Co., Ltd.		3,708	29.00%	1,075	154	—	—	1,229
Hyundai Eco Energy Co., Ltd.		28,198	19.00%	5,358	214	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		(692)	9.63%	(67)	300	—	—	233
Green Energy Electricity Generation Co., Ltd.		3,222	29.00%	934	779	—	—	1,713
Korea Energy Solutions Co., Ltd.		614	20.00%	123	—	—	—	123
ITR Co., Ltd.		157	20.00%	31	1	—	—	32
Structure test network Co., Ltd.		1,265	20.00%	253	53	—	—	306

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	2,272	15.00%	341	20	—	—	361
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
Indeck Niles Asset Management, LLC		334	33.33%	111	—	—	—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,567	49.00%	7,138	—	—	—	7,138
Suwon New Power Co., Ltd.		1,967	39.90%	785	—	250	—	1,035
KPGE Inc.		1,066	29.00%	309	—	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		10,205	44.00%	4,490	316	—	—	4,806
Go deok Clean Energy Co., Ltd.		10,755	40.00%	4,302	—	—	—	4,302
SureDataLab Co., Ltd.		533	23.95%	128	—	—	—	128
SEP Co., Ltd.		32	21.26%	7	—	—	—	7
Hankook Electric Power Information Co., Ltd.		636	25.25%	161	—	—	—	161
Tronix Co., Ltd.		547	20.00%	109	—	—	—	109
O2&B Global Co., Ltd.		177	20.00%	35	—	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		3,871	20.00%	774	494	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		(999)	29.90%	(299)	24	—	275	—
Goesan Solar Park Co., Ltd.		6,644	29.00%	1,927	—	—	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		27,140	35.00%	9,499	739	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		15,021	29.00%	4,356	—	—	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		3,038	30.00%	911	—	—	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		1,647	42.58%	701	20	—	—	721
Muan Solar park Co., Ltd.		28,788	20.00%	5,758	325	—	—	6,083
YuDang Solar Co., Ltd.		2,826	20.00%	565	—	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		29,838	20.00%	5,968	816	—	—	6,784
Daewon Green Energy Co., Ltd.		15,118	25.36%	3,833	44	—	—	3,877
G.GURU Co., Ltd.		1,636	24.65%	403	—	—	—	403
UD4M Co., Ltd.		1,154	12.50%	144	—	—	—	144
Dongbu Highway Solar Co., Ltd.		1,073	20.00%	215	50	—	—	265
Seobu Highway Solar Co., Ltd.		1,444	20.00%	289	—	—	—	289
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		2,755	65.00%	1,791	87	—	—	1,878
KOSTURE Co., Ltd.		124	0.26%	—	—	—	—	—
Digital Innovation Growth Fund		12,857	76.92%	9,890	—	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		41,602	39.65%	16,495	—	—	—	16,495
Chuncheon Green Energy Co., Ltd.		4,881	68.00%	3,319	53	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		4	48.72%	2	93	—	—	95
Yeongyang Wind Power Corporation II		19,516	30.00%	5,855	2,110	—	—	7,965
Haeparang Energy Co., Ltd.		8,885	25.00%	2,221	20	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		8,296	69.55%	5,770	230	—	—	6,000
<Joint ventures>
KEPCO-Uhde Inc.		114	50.85%	58	—	—	—	58
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
Shuweihat Asia Operation & Maintenance Company		2,509	55.00%	1,380	—	—	—	1,380
Waterbury Lake Uranium L.P.		65,226	33.10%	21,590	—	—	—	21,590
ASM-BG Investicii AD		37,384	50.00%	18,692	—	—	—	18,692
RES Technology AD		33,405	50.00%	16,703	—	—	—	16,703
KV Holdings, Inc.		6,317	40.00%	2,527	—	—	—	2,527
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		16,588	40.00%	6,635	—	—	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	110,542	40.00%	44,217	—	—	—	44,217
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
Rabigh Operation & Maintenance Company Limited		10,177	40.00%	4,071	—	—	—	4,071
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
KW Nuclear Components Co., Ltd.		35,355	45.00%	15,910	—	—	(176)	15,734
Busan Shinho Solar Power Co., Ltd.		23,363	25.00%	5,841	—	—	—	5,841
Global Trade Of Power System Co., Ltd.		2,058	29.00%	597	—	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		10,634	29.00%	3,084	—	—	—	3,084
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KAPES, Inc.		33,691	51.00%	17,182	—	(20,697)	3,515	—
Honam Wind Power Co., Ltd.		13,823	29.00%	4,009	32	—	—	4,041
Korea Power Engineering Service Co., Ltd.		18,671	29.00%	5,415	—	—	—	5,415
Chun-cheon Energy Co., Ltd.		87,427	29.90%	26,141	3	—	(248)	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		18,149	15.00%	2,722	6	—	—	2,728
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
Incheon New Power Co., Ltd.		634	29.00%	184	—	—	(184)	—
Seokmun Energy Co., Ltd.		47,732	29.00%	13,842	—	—	—	13,842
Daehan Wind Power PSC		10,308	50.00%	5,154	—	—	—	5,154
Barakah One Company		(243,855)	18.00%	(43,894)	—	1,058	42,836	—
Nawah Energy Company		1,632	18.00%	294	—	—	—	294
MOMENTUM		1,104	33.33%	368	—	—	—	368
Daegu Green Power Co., Ltd.		81,768	54.24%	44,351	84	—	(20,381)	24,054
Yeonggwang Wind Power Co., Ltd.		37,291	46.00%	17,154	492	—	—	17,646
Chester Solar IV SpA		(178)	45.00%	(80)	60	—	20	—
Chester Solar V SpA		(222)	45.00%	(100)	125	—	—	25
Diego de Almagro Solar SpA		583	45.00%	262	100	—	—	362
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Daesan Green Energy Co., Ltd.		60,697	35.00%	21,244	—	—	—	21,244
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
RE Barren Ridge 1 Holdings LLC		114,338	50.00%	57,169	—	—	(55,286)	1,883
RE Astoria 2 LandCo LLC		11,996	50.00%	5,998	—	—	—	5,998
RE Barren Ridge LandCo LLC		4,239	50.00%	2,120	—	—	—	2,120
Laurel SpA		216	45.00%	97	193	—	—	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,236	12.37%	3,616	9	—	—	3,625
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		13,941	29.01%	4,045	61	—	—	4,106
Chester Solar I SpA		1,922	45.00%	865	255	—	—	1,120
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
Saemangeum Solar Power Co., Ltd.		29,552	81.01%	23,939	—	—	—	23,939
Chungsongmeon BongSan wind power Co., Ltd.		6,987	29.00%	2,026	1,782	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		6,753	29.00%	1,958	—	—	—	1,958
DE Energia SpA		(10,386)	49.00%	(5,089)	—	—	14,010	8,921
Dangjin Eco Power Co., Ltd.		75,787	34.00%	25,768	341	—	—	26,109
Haemodum Solar Co., Ltd.		6,288	49.00%	3,081	—	—	—	3,081
Yangyang Wind Power Co., Ltd.		22,295	50.00%	11,148	43	—	—	11,191
HORUS SOLAR, S.A. DE C.V.		15,136	14.95%	2,262	3,580	—	—	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,822	14.95%	2,365	2,171	—	—	4,536
SUNMEX RENOVABLES, S.A. DE C.V.		10,738	14.95%	1,605	5	—	—	1,610

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Stavro Holding II A.B.	~~W~~	88,133	20.00%	17,627	—	—	—	17,627
Solaseado Solar Power Co., Ltd.		21,928	38.90%	8,530	1,361	—	—	9,891
Yeongam Solar Power Co., Ltd.		31,919	19.00%	6,065	773	—	—	6,838
Samsu Wind Power Co., Ltd.		14,882	19.00%	2,828	—	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		65,823	25.00%	16,456	5,643	—	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		10,190	49.00%	4,993	—	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,872	29.53%	20,929	527	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,098	90.00%	16,288	—	—	—	16,288
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Cheongna Energy Co., Ltd.		18,485	50.10%	9,261	3,137	(1,200)	—	11,198
Naepo Green Energy Co., Ltd.		(26,530)	29.20%	(7,747)	—	—	7,747	—
Dayone Energy Co., Ltd.		(51,842)	46.30%	(24,003)	—	(882)	24,885	—
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
KAS Investment I LLC		51,098	29.89%	15,273	—	—	—	15,273
KAS Investment II LLC		50,895	29.89%	15,213	—	—	—	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)		2,435	29.00%	706	829	—	—	1,535
CAES, LLC		43,089	36.00%	15,512	2,923	—	—	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		14,146	49.00%	6,932	39	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		1,148	28.02%	322	290	—	—	612
Bitsolar Energy Co., Ltd.		(5,033)	27.10%	(1,364)	352	—	1,364	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		935	60.00%	561	98	—	—	659
Omisan Wind Power Co., Ltd.		24,922	42.00%	10,467	166	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		11,091	75.00%	8,318	1,425	—	—	9,743
Yeongwol Eco Wind Co., Ltd.		4,718	29.00%	1,368	1,828	—	—	3,196
Gurae Resident Power Co., Ltd.		1,198	29.00%	347	48	—	—	395
Cheongju Eco Park Co., Ltd.		18,172	29.00%	5,270	195	—	—	5,465
Enel X Midland Photovoltaic, LLC		8,442	20.00%	1,688	—	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		18,956	29.00%	5,497	556	—	—	6,053
KEPCO KPS CARABAO Corp.		966	40.00%	386	—	—	—	386
Prime Swedish Holding AB		34,237	45.00%	15,407	34	—	—	15,441
Goheung New Energy Co., Ltd.		23,020	46.15%	10,624	1,084	—	—	11,708
Gunsan Land Solar Co., Ltd.		25,658	75.29%	19,317	—	—	—	19,317
CapMan Lynx SCA, SICAR		19,952	50.00%	9,976	—	—	—	9,976
International Offshore Power Transmission Holding Company Limited		5	35.00%	2	(2)	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	7,735,156	22.02%	1,703,281	—	—	(55,956)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		88,379	29.00%	25,630	—	—	—	25,630
YTN Co., Ltd.		189,228	21.43%	40,549	—	—	—	40,549
Gangwon Wind Power Co., Ltd.		75,961	15.00%	11,394	49	—	—	11,443
Hyundai Green Power Co., Ltd.		457,842	29.00%	132,774	—	—	—	132,774
Korea Power Exchange		269,122	100.00%	269,122	—	—	—	269,122
Taebaek Wind Power Co., Ltd.		25,568	25.00%	6,392	—	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		12,349	25.00%	3,087	—	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		20,107	25.00%	5,027	—	—	—	5,027
Daeryun Power Co., Ltd.		290,931	9.34%	27,173	—	—	(820)	26,353
Changjuk Wind Power Co., Ltd.		26,223	30.00%	7,867	—	—	—	7,867
KNH Solar Co., Ltd.		9,021	27.00%	2,436	—	—	—	2,436
SPC Power Corporation		237,757	38.00%	90,348	—	—	(20,436)	69,912
Gemeng International Energy Co., Ltd.		1,999,144	34.00%	679,709	—	—	(1)	679,708
PT. Cirebon Electric Power		428,405	27.50%	117,811	—	—	—	117,811
KNOC Nigerian East Oil Co., Ltd.		(71,521)	14.63%	(10,464)	—	—	10,464	—
KNOC Nigerian West Oil Co., Ltd.		(65,740)	14.63%	(9,618)	—	—	9,618	—
PT Wampu Electric Power		60,577	46.00%	27,865	—	—	—	27,865
PT. Bayan Resources TBK		749,744	20.00%	149,949	351,662	—	(76,377)	425,234
S-Power Co., Ltd.		228,168	49.00%	111,802	—	(1,510)	—	110,292
Pioneer Gas Power Limited		(99,446)	38.50%	(38,284)	22,278	—	16,006	—
Eurasia Energy Holdings		(437)	40.00%	(175)	—	—	175	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		262,658	25.00%	65,665	305	(1,110)	(290)	64,570
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
PT. Mutiara Jawa		6,138	29.00%	1,780	—	—	—	1,780
Samcheok Eco Materials Co., Ltd.		23,426	25.54%	5,983	—	—	(5,983)	—
Noeul Green Energy Co., Ltd.		14,472	29.00%	4,197	—	—	—	4,197
Goseong Green Power Co., Ltd.		208,361	1.12%	2,324	—	(138)	—	2,186
Gangneung Eco Power Co., Ltd.		154,904	1.61%	2,496	—	(128)	—	2,368
Shin Pyeongtaek Power Co., Ltd.		206,281	40.00%	82,512	3,559	(16,480)	—	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		743	28.00%	208	—	—	2	210
Dongducheon Dream Power Co., Ltd.		278,714	34.01%	94,791	1,757	(3,329)	(12,582)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		46,577	5.16%	2,403	—	—	(2,403)	—
Daejung Offshore Wind Power Co., Ltd.		4,647	46.59%	2,165	—	—	—	2,165
GS Donghae Electric Power Co., Ltd.		718,900	34.00%	244,426	—	—	—	244,426
Daegu Photovoltaic Co., Ltd.		7,125	29.00%	2,066	—	—	—	2,066
Busan Green Energy Co., Ltd.		30,266	29.00%	8,777	—	—	1	8,778
Gunsan Bio Energy Co., Ltd.		(18,982)	18.87%	(3,582)	—	—	3,582	—
Korea Electric Vehicle Charging Service		2,057	28.00%	576	—	—	—	576
Korea Nuclear Partners Co., Ltd.		1,245	28.98%	361	—	—	(161)	200
Korea Electric Power Corporation Fund		42,739	98.09%	41,923	—	—	3	41,926
Energy Infra Asset Management Co., Ltd.		9,478	9.90%	938	—	—	—	938
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		1,562	29.00%	453	1	—	—	454
Nepal Water & Energy Development Company Private Limited		68,228	58.59%	39,975	971	—	1,731	42,677
Gwangyang Green Energy Co., Ltd.		4,539	20.00%	908	18	—	—	926
PND solar Co., Ltd.		3,431	29.00%	995	154	—	—	1,149
Hyundai Eco Energy Co., Ltd.		21,240	19.00%	4,036	214	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		124	9.63%	12	300	—	—	312
Green Energy Electricity Generation Co., Ltd.		(2,599)	29.00%	(754)	779	—	—	25
Korea Energy Solutions Co., Ltd.		984	20.00%	197	—	—	—	197
ITR Co., Ltd.		198	20.00%	40	1	—	(1)	40
Structure test network Co., Ltd.		(133)	20.00%	(27)	54	—	—	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	553	15.00%	83	20	—	—	103
Indeck Niles Development, LLC		33,298	24.08%	8,017	12,610	—	—	20,627
Indeck Niles Asset Management, LLC		303	33.33%	101	—	—	—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,951	49.00%	7,326	—	—	—	7,326
Suwon New Power Co., Ltd.		1,966	33.11%	651	—	267	136	1,054
KPGE Inc.		989	29.00%	287	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		9,925	44.00%	4,367	315	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,574	61.00%	960	—	—	—	960
SureDataLab Co., Ltd.		353	23.95%	85	—	—	—	85
SEP Co., Ltd.		64	21.26%	14	—	—	—	14
Hankook Electric Power Information Co., Ltd.		550	25.25%	139	—	—	—	139
Tronix Co., Ltd.		593	20.00%	119	—	—	—	119
O2&B Global Co., Ltd.		108	20.00%	22	—	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		3,010	20.00%	602	494	—	—	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		(387)	29.90%	(116)	—	—	116	—
Jeju SolarOne Co., Ltd.		1,594	10.00%	159	—	—	—	159
Goesan Solar Park Co., Ltd.		5,808	29.00%	1,684	—	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		29,377	35.00%	10,282	740	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		100	29.00%	29	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		5,260	30.00%	1,578	—	—	—	1,578
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	19.46%	230	—	—	—	230
Muan Solar park Co., Ltd.		20,374	19.00%	3,871	309	—	—	4,180
YuDang Solar Co., Ltd.		2,484	20.00%	497	—	—	(137)	360
Anjwa Smart Farm & Solar City Co., Ltd.		24,174	19.50%	4,714	796	—	—	5,510
Daewon Green Energy Co., Ltd.		15,248	25.36%	3,866	44	—	—	3,910
<Joint ventures>
KEPCO-Uhde Inc.		197	50.80%	100	—	—	—	100
Shuweihat Asia Power Investment B.V.		27,069	49.00%	13,264	—	—	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,922	55.00%	1,057	—	—	—	1,057
Waterbury Lake Uranium L.P.		59,808	33.10%	19,797	—	—	—	19,797
ASM-BG Investicii AD		36,400	50.00%	18,200	—	—	—	18,200
RES Technology AD		31,860	50.00%	15,930	—	—	—	15,930
KV Holdings, Inc.		6,013	40.00%	2,405	—	—	—	2,405
KEPCO SPC Power Corporation		268,169	75.20%	201,663	—	—	—	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		16,325	40.00%	6,530	—	—	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		471,194	40.00%	188,478	—	—	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,324	40.00%	42,530	—	—	—	42,530
Rabigh Electricity Company		396,179	40.00%	158,472	—	(60,511)	(804)	97,157
Rabigh Operation & Maintenance Company Limited		9,533	40.00%	3,813	—	—	—	3,813
Jamaica Public Service Company Limited		636,994	40.00%	254,798	29,357	—	(17,934)	266,221
KW Nuclear Components Co., Ltd.		25,217	45.00%	11,348	—	—	(177)	11,171
Busan Shinho Solar Power Co., Ltd.		21,512	25.00%	5,378	—	—	—	5,378
Global Trade Of Power System Co., Ltd.		1,884	29.00%	546	—	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		9,985	29.00%	2,896	—	—	—	2,896
Amman Asia Electric Power Company		268,755	60.00%	161,253	—	—	—	161,253
KAPES, Inc.		32,096	51.00%	16,369	—	(19,567)	3,198	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Honam Wind Power Co., Ltd.	~~W~~	13,292	29.00%	3,855	32	—	—	3,887
Jeongam Wind Power Co., Ltd.		11,550	40.00%	4,620	—	—	—	4,620
Korea Power Engineering Service Co., Ltd.		18,488	29.00%	5,362	—	—	—	5,362
Chun-cheon Energy Co., Ltd.		92,851	29.90%	27,762	3	—	(247)	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		20,791	15.00%	3,119	5	—	—	3,124
Nghi Son 2 Power LLC		(266,560)	50.00%	(133,280)	—	—	133,280	—
Kelar S.A.		106,063	65.00%	68,941	2,508	—	—	71,449
PT. Tanjung Power Indonesia		94,465	35.00%	33,063	—	—	—	33,063
Incheon New Power Co., Ltd.		525	29.00%	152	—	—	(152)	—
Seokmun Energy Co., Ltd.		51,082	29.00%	14,814	—	—	—	14,814
Daehan Wind Power PSC		(7,710)	50.00%	(3,855)	—	—	3,855	—
Barakah One Company		(230,516)	18.00%	(41,493)	—	(27,845)	69,338	—
Nawah Energy Company		1,498	18.00%	270	—	—	—	270
MOMENTUM		1,696	33.33%	565	—	—	—	565
Daegu Green Power Co., Ltd.		79,908	54.24%	43,342	84	—	(20,381)	23,045
Yeonggwang Wind Power Co., Ltd.		36,443	46.00%	16,764	492	—	—	17,256
Chester Solar IV SpA		2,242	45.00%	1,009	55	—	—	1,064
Chester Solar V SpA		361	45.00%	162	115	—	—	277
Diego de Almagro Solar SpA		3,108	45.00%	1,399	91	—	—	1,490
South Jamaica Power Company Limited		159,494	20.00%	31,899	—	—	(2)	31,897
Daesan Green Energy Co., Ltd.		64,435	35.00%	22,552	—	—	—	22,552
RE Holiday Holdings LLC		137,618	50.00%	68,809	—	—	—	68,809
RE Pioneer Holdings LLC		99,278	50.00%	49,639	—	—	—	49,639
RE Barren Ridge 1 Holdings LLC		107,472	50.00%	53,736	—	—	(49,270)	4,466
RE Astoria 2 LandCo LLC		10,459	50.00%	5,230	—	—	—	5,230
RE Barren Ridge LandCo LLC		3,694	50.00%	1,847	—	—	—	1,847
Laurel SpA		2,033	45.00%	915	177	—	—	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,312	12.37%	4,121	8	—	—	4,129
Chile Solar JV SpA		69,765	50.00%	34,883	—	—	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		28,244	47.31%	13,362	—	—	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		11,689	29.01%	3,391	61	—	1	3,453
Chester Solar I SpA		3,082	45.00%	1,387	234	—	—	1,621
Solar Philippines Calatagan Corporation		50,849	38.00%	19,323	29,694	—	—	49,017
Saemangeum Solar Power Co., Ltd.		30,183	81.00%	24,450	(158)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		8,077	29.00%	2,342	1,782	—	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		7,569	29.00%	2,195	—	—	—	2,195
DE Energia SpA		(6,607)	49.00%	(3,237)	—	—	11,424	8,187
Dangjin Eco Power Co., Ltd.		74,065	34.00%	25,182	341	—	—	25,523
Haemodum Solar Co., Ltd.		6,255	49.00%	3,065	—	—	—	3,065
Yangyang Wind Power Co., Ltd.		20,884	50.00%	10,442	43	—	—	10,485
HORUS SOLAR, S.A. DE C.V.		(1,242)	14.95%	(186)	3,580	—	—	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		9,962	14.95%	1,489	2,171	—	—	3,660
SUNMEX RENOVABLES, S.A. DE C.V.		1,577	14.95%	236	4	—	—	240
Stavro Holding II A.B.		46,385	20.00%	9,277	—	—	—	9,277
Solaseado Solar Power Co., Ltd.		21,990	38.90%	8,554	1,361	—	—	9,915
Yeongam Solar Power Co., Ltd.		27,729	19.00%	5,269	773	—	—	6,042
Samsu Wind Power Co., Ltd.		13,720	19.00%	2,607	—	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		22,245	25.00%	5,561	5,643	—	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		11,296	49.00%	5,535	—	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,534	29.53%	21,715	—	—	527	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,921	90.00%	16,129	—	—	—	16,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2021 and 2020 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
PT Barito Wahana Tenaga	~~W~~	205,894	30.61%	63,029	—	—	—	63,029
Cheongna Energy Co., Ltd.		5,742	50.10%	2,877	3,137	(1,074)	—	4,940
Naepo Green Energy Co., Ltd.		(7,802)	29.20%	(2,278)	—	—	2,278	—
Dayone Energy Co., Ltd.		(54,480)	46.30%	(25,224)	—	(923)	26,147	—
OneEnergy Asia Limited		77,855	40.00%	31,142	25,512	—	—	56,654
KAS Investment I LLC		78,410	29.89%	23,437	—	—	—	23,437
KAS Investment II LLC		78,096	29.89%	23,343	—	—	—	23,343
Energyco LLC		2,862	29.00%	830	829	—	—	1,659
CAES, LLC		40,840	36.00%	14,702	2,924	—	—	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	19.47%	1,890	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		784	28.02%	220	290	—	—	510
Bitsolar Energy Co., Ltd.		(4,803)	27.10%	(1,302)	1,654	—	—	352

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2021 and 2020, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2021			2020
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	—	—	2
Eurasia Energy Holdings		15	190	(10)	175
Gunsan Bio Energy Co., Ltd.		282	3,864	290	3,582
Daehan Wind Power PSC		(3,855)	—	3,855	3,855
Dayone Energy Co., Ltd.		(1,244)	23,452	(14,035)	24,696
Nghi Son 2 Power LLC		(114,340)	18,940	30,456	133,280
Samcheok Eco Materials Co., Ltd.		(323)	462	(3)	785
Naepo Green Energy Co., Ltd.		5,469	7,747	(7,003)	2,278
Barakah One Company		(26,502)	42,836	(46,758)	69,338
Pioneer Gas Power Limited		21,691	37,629	15,824	15,938
Incheon New Power Co., Ltd.		(31)	163	194	194
Bigeum Resident Photovoltaic Power Co., Ltd.		182	298	116	116
KAPES, Inc.		317	3,515	3,198	3,198
Chester Solar IV SpA		21	21	—	—

(7)	As of December 31, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiii)	Hyundai Green Power Co., Ltd.

As of December 31, 2021, the Group has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiv)	KOSTURE Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to KOSTURE Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xv)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xvi)	Changjuk Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Changjuk Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(xvii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2021 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2021 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOSTURE Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,973,395	(52,122)	(10,041,270)	(7,073)	12,872,930
Structures		78,473,094	(172,021)	(30,171,363)	(13,205)	48,116,505
Machinery		101,049,793	(140,082)	(48,791,577)	(514,991)	51,603,143
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	~~W~~	287,613,240	(501,409)	(113,125,144)	(866,906)	173,119,781

In millions of won	2020
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,970,098	(23,475)	—	(26,772)	13,919,851
Buildings		21,773,824	(57,231)	(9,150,218)	(7,074)	12,559,301
Structures		74,136,523	(180,009)	(27,864,461)	(13,207)	46,078,846
Machinery		94,295,027	(157,785)	(43,740,838)	(515,402)	49,881,002
Ships		2,482	—	(2,227)	—	255
Vehicles		338,386	(632)	(259,288)	(115)	78,351
Equipment		1,895,528	(227)	(1,487,643)	(42)	407,616
Tools		1,195,721	(239)	(1,003,295)	(39)	192,148
Construction-in-progress		31,121,255	(79,126)	—	(157,530)	30,884,599
Right-of-use assets		7,905,214	—	(3,363,048)	—	4,542,166
Asset retirement costs		12,260,732	—	(4,701,138)	(146,423)	7,413,171
Others		13,979,980	—	(11,227,899)	—	2,752,081

	~~W~~	272,874,770	(498,724)	(102,800,055)	(866,604)	168,709,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,208,997	12,925,052
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	(5,472)	(319,287)	(2,582,488)	(741)	4,937,659	48,288,526
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,155)	—	7,331,270	51,743,225
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,963,725	12,165,238	(66,965)	—	(3,315)	(12,902,589)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(554,615)	—	5,420	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	~~W~~	168,709,387	12,614,177	(613,515)	(11,770,725)	(4,056)	4,184,513	173,119,781

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,848,063	5,330	(31,304)	(273)	—	121,510	13,943,326
(Government grants)		(21,817)	—	2	—	—	(1,660)	(23,475)
Buildings		12,445,706	7,225	(16,015)	(875,680)	(2,107)	1,057,403	12,616,532
(Government grants)		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		45,178,870	36,091	(346,612)	(2,313,920)	(3,571)	3,707,997	46,258,855
(Government grants)		(186,554)	—	2,032	9,526	—	(5,013)	(180,009)
Machinery		49,907,300	407,521	(283,845)	(5,526,816)	(74,362)	5,608,989	50,038,787
(Government grants)		(158,907)	—	496	17,468	—	(16,842)	(157,785)
Ships		201	—	—	(106)	—	160	255
Vehicles		70,585	3,880	(151)	(35,036)	—	39,705	78,983
(Government grants)		(2,275)	—	4	2,064	—	(425)	(632)
Equipment		374,115	72,655	(86)	(186,004)	—	147,163	407,843
(Government grants)		(241)	—	—	149	—	(135)	(227)
Tools		164,064	28,048	(193)	(82,862)	—	83,330	192,387
(Government grants)		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		28,419,470	12,726,469	(486)	—	7,799	(10,189,527)	30,963,725
(Government grants)		(61,211)	8,783	—	—	—	(26,698)	(79,126)
Right-of-use assets		4,783,573	291,334	(827)	(586,254)	—	54,340	4,542,166
Asset retirement costs		7,374,527	131	(196)	(819,708)	—	858,417	7,413,171
Others		2,628,681	6,470	(8,145)	(984,097)	(366)	1,109,538	2,752,081

	~~W~~	164,701,827	13,593,937	(685,326)	(11,376,100)	(72,607)	2,547,656	168,709,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

19.	Investment Properties

(1)	Investment properties as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	~~W~~	221,148	(30)	(8,334)	212,784

In millions of won	2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	200,391	—	—	200,391
Buildings		59,347	(29)	(34,514)	24,804

	~~W~~	259,738	(29)	(34,514)	225,195

(2)	Changes in investment properties for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	~~W~~	225,195	(1,386)	(11,025)	212,784

In millions of won	2020
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	129,897	—	70,494	200,391
Buildings		28,696	(1,454)	(2,409)	24,833
(Government grants)		(13)	1	(17)	(29)

	~~W~~	158,580	(1,453)	68,068	225,195

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Rental income	~~W~~	10,118	8,335
Operating and maintenance expenses related to rental income		(1,386)	(1,453)

	~~W~~	8,732	6,882

(4) Fair value of investment properties as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Book value		Fair value	Book value	Fair value
Land	~~W~~	201,605	268,702	200,391	300,001
Buildings		11,179	13,636	24,804	44,597

	~~W~~	212,784	282,338	225,195	344,598

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	386,208	(754,998)	2,783,935

(*)

For the year ended December 31, 2021, the increased balance of contracts from new orders is ~~W~~458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~72,427 million.

In millions of won	2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	1,229,759	(812,175)	3,152,725

(*)

For the year ended December 31, 2020, the increased balance of contracts from new orders is ~~W~~1,512,460 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~282,701 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,051,129	20,967,097	1,084,032	23,238

In millions of won	2020
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	21,460,431	20,242,735	1,217,696	97,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	82,306	5,330	79,662	88,126

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2021 from the amounts included in contract liabilties at the end of the prior year is ~~W~~ 87,934 million.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2021 are as follows:

In millions of won	2021
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract cossts	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(147,519)	(170,706)	23,187	222,999	(3,264)	35,830	—	—	—
Plant maintenance & engineering service		1,138	7,466	(133)	7,599	190,833	(3,216)	28,107	—	57,639	15,922
Others		—	—	—	—	—	—	18,369	—	—	—

	~~W~~	1,138	(140,053)	(170,839)	30,786	413,832	(6,480)	82,306	—	57,639	15,922

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	~~W~~	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

In millions of won	2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	775,667	(136)	(623,504)	—	152,027
Licenses and franchises		547	—	(547)	—	—
Copyrights, patents rights and other industrial rights		101,866	—	(49,772)	(9,178)	42,916
Mining rights		604,703	—	(34,062)	(528,251)	42,390
Development expenditures		958,035	(5,043)	(862,850)	(19)	90,123
Intangible assets under development		79,862	(7,203)	—	(12,844)	59,815
Usage rights of donated assets and others		592,930	—	(408,455)	—	184,475
Leasehold rights		27,843	—	(21,503)	—	6,340
Greenhouse gas emissions rights		61,373	—	—	—	61,373
Others		566,200	(75)	(137,843)	(12,011)	416,271

	~~W~~	3,769,026	(12,457)	(2,138,536)	(562,303)	1,055,730

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	~~W~~	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

In millions of won	2020
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	164,995	14,101	—	(77,501)	—	50,568	152,163
(Government grants)		(235)	—	—	99	—	—	(136)
Copyrights, patents rights and other industrial rights		53,261	369	(390)	(8,352)	—	(1,972)	42,916
Mining rights		43,723	1,664	—	(4,380)	—	1,383	42,390
Development expenditures		93,843	10,273	—	(32,034)	—	23,084	95,166
(Government grants)		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		60,490	53,638	—	—	(23)	(47,087)	67,018
(Government grants)		(11,029)	—	—	—	—	3,826	(7,203)
Usage rights of donated assets and others		193,161	—	—	(18,448)	—	9,762	184,475
Leasehold rights		5,318	—	—	(831)	—	1,853	6,340
Greenhouse gas emissions rights		41,656	37,109	(9,271)	—	—	(8,121)	61,373
Others		426,364	3,217	(46)	(30,476)	(3,576)	20,863	416,346
(Government grants)		(79)	—	—	4	—	—	(75)

	~~W~~	1,069,976	120,371	(9,707)	(170,466)	(3,599)	49,155	1,055,730

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2021 and 2020 are as follows:

In millions of won and thousands of Australian dollars

2021
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to ARP NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	- (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	81	2 months ~ 4 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	1 year 9 months
	Contributions to ARP NRC DC	KRW	29,219	7 years
Mining rights	Mining rights of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	8,229	1 year and 2 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	26,847	5 years and 11 months
	Dangjin power plant load facility usage right	KRW	1,574	3 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	10,016	9 years and 6 months
Others	Occupancy and use of public waters	KRW	87,035	16 years and 1 month
	Greenhouse gas emissions rights	KRW	61,373	—
	Business rights	KRW	166,207	28 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2021 and 2020, the Group recognized research and development expenses of ~~W~~689,397 million and ~~W~~700,642 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

22.	Trade and Other Payables

Trade and other payables as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,780,260	—	2,606,861	—
Non-trade payables		1,536,976	2,032,260	1,785,068	2,324,965
Accrued expenses		1,174,765	8,095	1,197,815	2,038
Leasehold deposits received		1,699	741	2,336	943
Other deposits received		72,063	68,050	83,505	67,645
Lease liabilities		583,558	3,826,945	576,665	4,044,431
Dividends payable		4,105	—	4,271	—
Others (*)		—	60,407	—	40,390

	~~W~~	8,153,426	5,996,498	6,256,521	6,480,412

(*)	Details of others as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	4,278
Others		—	56,930	—	36,112

	~~W~~	—	60,407	—	40,390

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Current liabilities
Short-term borrowings	~~W~~	2,920,563	1,436,922
Current portion of long-term borrowings		1,463,703	677,982
Current portion of debt securities		9,652,986	8,565,301
Less: Current portion of discount on long-term borrowings		(2,048)	(1,723)
Less: Current portion of discount on debt securities		(5,370)	(3,677)

		14,029,834	10,674,805

Non-current liabilities
Long-term borrowings		2,278,481	3,018,898
Debt securities		64,385,784	56,188,234
Less: Discount on long-term borrowings		(12,857)	(14,899)
Less: Discount on debt securities		(152,760)	(143,823)
Add: Premium on debt securities		1,031	1,366

		66,499,679	59,049,776

	~~W~~	80,529,513	69,724,581

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2021 and 2020 are as follows:

In millions of won
2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	~~W~~	6,662,747	74,038,770

In millions of won
2020
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	2,114,904	8,565,301
1~ 5 years		1,564,252	28,746,117
Over 5 years		1,454,646	27,442,117

	~~W~~	5,133,802	64,753,535

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2021 and 2020 are as follows:

In millions of won and thousands of foreign currencies
2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31	—	~~W~~	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08	—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD 157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD 78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR 72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26	—		208,018

					~~W~~	2,920,563

In millions of won and thousands of foreign currencies
2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	0.80 ~ 4.60	2021.01.05 ~ 2021.12.31	—	~~W~~	580,004
Electronic short-term bonds	KB Securities and others	0.75 ~ 1.35	2021.01.13 ~ 2021.03.18	—		470,000
Foreign short-term borrowings	Shinhan Bank	0.71 ~ 0.74	2021.01.04 ~ 2021.03.31	USD 55,393		60,268
Foreign short-term borrowings (*)	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 73,704		81,290
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.26	2021.02.26	—		29,960
Local bank overdraft	Korea Development Bank and others	1.42 ~ 1.88	2021.01.07 ~ 2021.04.26	—		215,400

					~~W~~	1,436,922

(*)	The contractual maturity was 2022 but it was classified as short-term borrowing due to intention of early redemption in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2021 and 2020 are as follows:

In millions of won and thousands of foreign currencies
2021
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044		—	~~W~~	2,509
	Facility	2.50~4.60	2022~2028		—		39,430
	Operating funds	2.33	2022		—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023		—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025		—		1,050,000
	Facility	4.60	2028		—		9,647
	Facility	3yr KTB rate-1.25	2022~2028		—		4,485
IBK	PF Refinancing	CD+1.25	2030		—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026		—		13,258
	Facility	1.32	2028		—		32,000
	Operating funds	1.78	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		8,971
	Facility	3yr KTB rate-2.25	2022~2024		—		995
	Project loans	—	2023		—		1,197
	Others	1.75	2028		—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028		—		14,470
	Commercial Paper	3M CD+0.38	2025		—		150,000
	Others	3.95	2034		—		84,179
	Others	Standard overdraft rate+1.00	2034		—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031		—		59,333
Others	Facility	2.80~6.80	2024~2039		—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037		—		171,733
	PF Refinancing	3.80~5.00	2030~2034		—		71,742
	PF Refinancing	1.75	2029		—		22,265
	Others	4.40~7.90	2022~2038		—		116,367
	Others	1.80~4.50	2031~2034		—		49,928

							2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD	103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD	11,953		14,171
	Shareholder’s loan	8.00	2031	JOD	4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD	230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD	94,135		111,597
Others	Others	—	—	USD	54,607		64,737

							1,021,829

							3,742,184
Less: Discount on long-term borrowings							(14,905)
Less: Current portion of long-term borrowings							(1,463,703)
Add: Current portion of discount on long-term borrowings							2,048

						~~W~~	2,265,624

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2021 and 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
2020
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044		—	~~W~~	2,946
	Facility	2.50~4.60	2021~2028		—		50,293
	Operating funds	2.33	2022		—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023		—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		11,088
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2021~2035		—		43,419
IBK	PF Refinancing	CD+1.25	2030		—		9,543
Export-Import Bank of Korea	Project loans	1.50	2026		—		16,204
	Facility	1.32	2028		—		32,000
	Operating funds	1.78	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		2,509
	Facility	3yr KTB rate-2.25	2021~2024		—		1,527
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		14,045
Shinhan Bank	Facility	CB rate+1.10	2028		—		16,632
	Others	3.95	2034		—		89,257
	Others	Standard overdraft rate+1.00	2034		—		89,257
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031		—		46,512
Others	Facility	1.75~6.80	2026~2037		—		510,262
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037		—		89,506
	PF Refinancing	4.10	2030		—		26,509
	Others	3.90~7.90	2023~2039		—		222,356

							2,485,062

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,513
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	96,014		104,463
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	132,228		202,912
	PF Loan	6M Libor+1.70~2.50	2032	USD	111,225		121,013
	Others	3.88	2021	USD	289,509		314,986
POSCO and others	Shareholder’s loan	8.00	2023	USD	14,061		15,298
	Shareholder’s loan	8.00	2031	JOD	4,853		7,447
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,682,816		49,369
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,020,746		31,847
IFC and others	Others	6M Libor+5.00	2031	USD	224,115		243,837
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD	97,347		105,913
Others	Others	—	—	USD	4,798		5,220

							1,211,818

							3,696,880
Less: Discount on long-term borrowings							(16,622)
Less: Current portion of long-term borrowings							(677,982)
Add: Current portion of discount on long-term borrowings							1,723

						~~W~~	3,003,999

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2021 and 2020 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2021		2020
Electricity Bonds	2012.01.15~2021.12.23	2022.01.05~2049.10.24	1.02~4.20	~~W~~	34,080,000	27,810,000
Corporate Bonds (*)	2009.10.16~2021.11.22	2022. 01.19~2051.11.22	0.86~6.00		28,194,472	26,463,577

					62,274,472	54,273,577
Less: Discount on local debt securities					(52,723)	(46,730)
Less: Current portion of local debt securities					(7,432,647)	(7,243,217)
Add: Current portion of discount on local debt securities					2,510	2,108

				~~W~~	54,791,612	46,985,738

(*)

Among the corporate bonds, each holder of Hee mang sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~2,697 million, may exercise the right of early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2021 and 2020 are as follows:

In millions of won and thousands of foreign currencies
2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD	800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD	1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD	300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		355,650

							11,764,298
Less: Discount on foreign debt securities							(105,407)
Add: Premium on foreign debt securities							1,031
Less: Current portion of foreign debt securities							(2,220,339)
Add: Current portion of discount on foreign debt securities							2,860

						~~W~~	9,442,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2021 and 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	303,227
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		342,412
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		312,169
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		544,000
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		816,000
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		108,800
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		326,400
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		326,400
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD	800,000		870,400
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		53,530
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		59,747
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		1,958,400
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		231,578
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		870,400
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		246,866
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		370,299
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		326,400
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		250,968
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	387,098		421,163
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		326,400
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		544,000
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		544,000
FY-20	2020.08.03	2026.02.03	0.61	USD	300,000		326,399

							10,479,958
Less: Discount on foreign debt securities							(100,770)
Add: Premium on foreign debt securities							1,366
Less: Current portion of foreign debt securities							(1,322,084)
Add: Current portion of discount on foreign debt securities							1,569

						~~W~~	9,060,039

(7)	Changes in borrowings and debt securities for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	69,724,581	67,876,541
Cash flow		9,653,394	2,538,787
Effect of exchange rate fluctuations		1,001,493	(640,304)
Others		150,045	(50,443)

Ending balance	~~W~~	80,529,513	69,724,581

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~199,490 million and ~~W~~45,787 million respectively, as expense for the years ended December 31, 2021 and 2020. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~2,349 million and ~~W~~2,796 million respectively, as expense for the year ended December 31, 2021 and 2020. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others (*)		2,650,728	(2,371,560)	279,168

	~~W~~	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	811,014	(104,435)	706,579
Buildings		82,749	(35,527)	47,222
Structures		24,175	(3,689)	20,486
Machinery		1,308	(613)	695
Ships		4,280,331	(842,968)	3,437,363
Vehicles		29,281	(15,756)	13,525
Others (*)		2,676,356	(2,360,060)	316,296

	~~W~~	7,905,214	(3,363,048)	4,542,166

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power supplier.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

24.	Lease, Continued

(3)	Changes in right-of-use assets for the years ended December 31,2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(50,485)	(10,311)	(3,422)	279,168

	~~W~~	4,542,166	78,213	(554,615)	(11,787)	5,420	4,059,397

In millions of won	2020
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	644,074	12,269	(52,069)	—	102,305	706,579
Buildings		34,577	53,182	(37,609)	(803)	(2,125)	47,222
Structures		25,644	260	(1,485)	—	(3,933)	20,486
Machinery		824	—	(129)	—	—	695
Ships		3,688,289	183,789	(427,221)	—	(7,494)	3,437,363
Vehicles		13,708	9,009	(7,747)	(21)	(1,424)	13,525
Others		376,457	32,825	(59,994)	(3)	(32,989)	316,296

	~~W~~	4,783,573	291,334	(586,254)	(827)	54,340	4,542,166

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

24.	Lease, Continued

(4)	Lease liabilities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Less than 1 year	~~W~~	620,121	614,442
1 ~ 5 years		2,158,145	2,133,538
More than 5 years		2,150,722	2,461,557

		4,928,988	5,209,537
Less: Discount		(518,485)	(588,441)

Present value of lease payment	~~W~~	4,410,503	4,621,096

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Current lease liabilities	~~W~~	583,558	576,665
Non-current lease liabilities		3,826,945	4,044,431

	~~W~~	4,410,503	4,621,096

(6)	Changes in lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

In millions of won	2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	280,114	(725,759)	111,782	(115,174)	4,621,096

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Depreciation of right-of-use assets	~~W~~	554,615	586,254
Interest expenses of lease liabilities		93,651	111,782
Leases expenses for short-term leases		199,490	45,787
Leases expenses for leases of low-value assets		2,349	2,796
Variable lease payments		54,675	33,267

	~~W~~	904,780	779,886

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~922,200 million and ~~W~~807,609 million, for the years ended December 31, 2021 and 2020, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 26 energy storage system installation projects and 131 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Finance income on the net investment in the lease	~~W~~	111,569	117,763

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Less than 1 year	~~W~~	172,528	162,211
1 ~ 2 years		163,937	148,485
2 ~ 3 years		158,933	144,913
3 ~ 4 years		156,450	139,605
4 ~ 5 years		155,068	136,962
More than 5 years		1,588,403	1,583,576

		2,395,319	2,315,752
Less: Unearned finance income		(1,194,627)	(1,192,686)

Net investment in the lease (*)	~~W~~	1,200,692	1,123,066

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~19,574 million and ~~W~~16,407 million, as of December 31, 2021 and 2020, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 16.83% per year as of December 31, 2021. (prior year : 1.39% ~ 16.60%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	990	862
Bad debt expense		—	128
Reversal of allowance of doubtful accounts		(222)	—

Ending balance	~~W~~	768	990

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Net defined benefit asset	~~W~~	20,871	7,231
Net defined benefit obligations		1,675,741	1,907,013
Other long-term employee benefit obligations		3,417	3,847

(2)	Principal assumptions on actuarial valuation as of December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate	2.51% ~ 2.60%	1.87% ~ 2.12%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	10.39 years	10.77 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Current service cost	~~W~~	524,942	509,520
Interest cost		91,877	83,248
Expected return on plan assets		(52,782)	(42,742)
Past service cost		5,483	(2,027)

	~~W~~	569,520	547,999

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	2021		2020
Cost of sales	~~W~~	415,959	397,442
Selling and administrative expenses		95,983	94,846
Others (Construction-in-progress and others)		57,578	55,711

	~~W~~	569,520	547,999

In addition, for the years ended December 31, 2021 and 2020, employee benefit obligations expenses of ~~W~~71,875 million and ~~W~~60,587 million, respectively, are recognized as cost of sales, and ~~W~~17,144 million and ~~W~~9,121 million, respectively, are recognized as selling and administrative expenses, and ~~W~~13,126 million and ~~W~~11,861 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Present value of defined benefit obligation from funded plans	~~W~~	4,564,417	4,570,614
Fair value of plan assets		(2,909,547)	(2,670,832)

Net liabilities incurred from defined benefit plans	~~W~~	1,654,870	1,899,782

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	4,570,614	4,035,400
Current service cost		524,942	509,520
Interest cost		91,877	83,248
Remeasurement component		(345,755)	84,385
Past service cost		5,483	(2,027)
Actual payments		(282,794)	(139,956)
Others		50	44

Ending balance	~~W~~	4,564,417	4,570,614

(6)	Changes in the fair value of plan assets for the for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	2,670,832	2,111,313
Expected return		52,782	42,742
Remeasurement component		(8,457)	(390)
Contributions by the employers		317,707	582,275
Actual payments		(123,317)	(65,108)

Ending balance	~~W~~	2,909,547	2,670,832

In addition, gain on accumulated remeasurement component amounting to ~~W~~98,844 million and loss on accumulated remeasurement component amounting to ~~W~~169,234 million have been recognized as other comprehensive income or loss for the years ended December 31, 2021 and 2020, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Equity instruments	~~W~~	344,002	253,358
Debt instruments		744,167	822,582
Bank deposit		407,809	284,655
Others		1,413,569	1,310,237

	~~W~~	2,909,547	2,670,832

For the years ended December 31, 2021 and 2020, actual returns on plan assets amounted to ~~W~~44,325 million and ~~W~~42,352 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Actuarial gain from changes in financial assumptions	~~W~~	(258,194)	(2,979)
Experience adjustments, etc.		(87,561)	87,364
Expected return		8,457	390

	~~W~~	(337,298)	84,775

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

26.	Provisions

(1)	Provisions as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	—	1,024,574	—
Litigation
Litigation provisions		26,269	88,449	46,287	66,715
Decommissioning cost
Nuclear plants		—	19,461,461	—	16,974,884
Spent fuel		457,466	893,196	487,529	866,472
Radioactive waste		137,342	1,695,193	46,369	1,845,244
PCBs		—	103,665	—	119,019
Other recovery provisions		—	30,231	—	25,840
Others
Power plant regional support program		146,588	—	144,272	—
Transmission regional support program		250,288	—	96,895	—
Provisions for financial guarantee		21,032	59,809	22,250	44,104
Provisions for RPS		—	—	9,126	—
Provisions for greenhouse gas emissions obligations		655,544	—	393,121	—
Others		102,408	169,420	181,241	133,294

	~~W~~	2,845,876	22,501,424	2,451,664	20,075,572

(2)	Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939
Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718
Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231
Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	~~W~~	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	1,078,382	(1,028,218)	—	(1,209)	1,024,574
Litigation
Litigation provisions		88,398	81,990	(34,662)	(22,724)	—	113,002
Decommissioning cost
Nuclear plants		15,994,039	1,028,580	(47,735)	—	—	16,974,884
Spent fuel		1,355,280	394,642	(395,921)	—	—	1,354,001
Radioactive waste		1,888,082	71,529	(67,998)	—	—	1,891,613
PCBs		152,981	3,017	(14,839)	(22,140)	—	119,019
Other recovery provisions		10,773	15,280	—	—	(213)	25,840
Others
Power plant regional support program		140,133	39,445	(42,935)	—	7,629	144,272
Transmission regional support program		139,785	151,796	(194,686)	—	—	96,895
Provisions for tax		—	—	(24)	25	(1)	—
Provisions for financial guarantee		81,357	11,303	(20,962)	(5,317)	(27)	66,354
Provisions for RPS		2,889	494,199	(487,962)	—	—	9,126
Provisions for greenhouse gas emissions obligations		682,459	331,684	(633,482)	65,389	(52,929)	393,121
Others		158,974	210,051	(48,919)	(4,593)	(978)	314,535

	~~W~~	21,670,769	3,911,898	(3,018,343)	10,640	(47,728)	22,527,236

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2021 are as follows:

In ten thousands of tons(tCO2-eq)	3rd planned period
	2021	2022	2023	2024	2025	Total
Allowances received free of charge from the government	15,625	15,782	15,782	5,261	5,261	57,711

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2021 and 2020 are as follows:

In ten thousands of tons(tCO2-eq) and millions of won
	2021
	2nd planned period		3rd planned period
	2020		2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning	17,905	357,355	16,051	38,338	15,782	—	15,782	—	5,261	—	5,261	—	58,137	38,338
Purchase (sell)	433	95,375	1,426	410,099	(31)	7,296	(43)	5,479	(75)	—	(50)	6,873	1,227	429,747
Government submission	(17,560)	(280,924)	—	—	—	—	—	—	—	—	—	—	—	—
Borrowing (carryforward)	(539)	(113,014)	352	76,221	277	55,439	10	3,050	—	—	—	—	639	134,710
Others	(239)	(58,792)	—	—	—	—	—	—	—	—	—	—	—	—

Ending	—	—	17,829	524,658	16,028	62,735	15,749	8,529	5,186	—	5,211	6,873	60,003	602,795

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2021 and 2020 are as follows, continued:

In ten thousands of tons(tCO2-eq) and millions of won
	2020
	2nd planned period
	Quantity	Amount
Beginning	17,276	18,306
Purchase (sell)	723	270,338
Government submission	—	—
Borrowing (carryforward)	(94)	68,711

Ending	17,905	357,355

(iii)	The Group does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2021.

(iv)	The Group does not hold any greenhouse gas emissions rights preparedfor generating a profit from short-term flucutations in price as of December 31, 2021.

(v)	Estimated greenhous gas emission of the Group for the year ended December 31, 2021 is 17,618 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

27.	Government Grants

(1)	Government grants as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Land	~~W~~	(23,474)	(23,475)
Buildings		(52,122)	(57,231)
Structures		(172,021)	(180,009)
Machinery		(140,082)	(157,785)
Vehicles		(1,675)	(632)
Equipment		(149)	(227)
Tools		(64)	(239)
Construction-in-progress		(111,822)	(79,126)
Investment properties		(30)	(29)
Software		(91)	(136)
Development expenditures		(3,820)	(5,043)
Intangible assets under development		(7,326)	(7,203)
Other intangible assets		(71)	(75)

	~~W~~	(512,747)	(511,210)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	~~W~~	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

In millions of won	2020
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(41,209)	—	—	—	41,209	—
Land		(21,817)	—	—	—	2	(1,660)	(23,475)
Buildings		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		(186,554)	—	—	9,526	2,032	(5,013)	(180,009)
Machinery		(158,907)	—	—	17,468	496	(16,842)	(157,785)
Vehicles		(2,275)	—	—	2,064	4	(425)	(632)
Equipment		(241)	—	—	149	—	(135)	(227)
Tools		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		(61,211)	—	8,783	—	—	(26,698)	(79,126)
Investment properties		(13)	—	—	1	—	(17)	(29)
Software		(235)	—	—	99	—	—	(136)
Development expenditures		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		(11,029)	—	—	—	—	3,826	(7,203)
Other intangible assets		(79)	—	—	4	—	—	(75)

	~~W~~	(506,176)	(41,209)	8,783	36,213	2,534	(11,355)	(511,210)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2021 and 2020 are as follows:

In millions of won					2021
						Increase						Decrease
						Contribution			Interests			Execution			Return
Department	Project	Description	Period	Budget	Beginning balance	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Others	Ending balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	748	—	—	139,550	—	—	—	—	—	(122,563)	—	—	—	—	17,735

In millions of won					2020
						Increase						Decrease
						Contribution			Interests			Execution			Return
Department	Project	Description	Period	Budget	Beginning balance	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Others	Ending balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2020.04.01 ~ 2020.12.31	72,662	—	—	—	72,662	—	—	16	—	—	(71,914)	—	—	(16)	—	748
	Energy Voucher	2020 Energy Voucher Support	2020.01.01 ~ 2020.12.31	46,148	—	—	—	46,148	—	—	2	—	—	(46,148)	—	—	(2)	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

28.	Deferred Revenue

Deferred revenue for the years ended December 31, 2021 and 2020 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2021		2020
Beginning balance	~~W~~	9,868,189	9,201,538
Increase		1,149,578	1,310,128
Recognized as revenue		(661,212)	(643,477)

Ending balance	~~W~~	10,356,555	9,868,189

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,157,916	398,056	3,693,043	331,596
Unearned revenue		40,187	6,517	35,068	6,122
Deferred revenue		659,397	9,697,158	625,596	9,242,593
Withholdings		345,892	5,171	257,059	9,909
Others		1,262,941	109,462	1,360,684	71,721

	~~W~~	6,466,333	10,216,364	5,971,450	9,661,941

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

In millions of won except share information
	2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the years ended December 31, 2021 and 2020 are as follows:

Number of shares	2021	2020
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		33,282,817	32,179,066
Retained earnings before appropriations		10,359,255	17,349,625

Retained earnings	~~W~~	45,246,982	51,133,601

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		27,465,368	26,361,617
Reserve for equalizing dividends		210,000	210,000

	~~W~~	33,282,817	32,179,066

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	51,133,601	49,202,133
Profit (loss) for the year attributed to owners of the controlling company		(5,315,055)	1,991,347
Changes in equity method retained earnings		3,609	3,181
Remeasurements of defined benefit liability, net of tax		201,067	(62,857)
Transfer of gain or loss on valuation of financial assets at FVOCI		4,388	—
Dividends paid		(780,628)	—
Transactions between consolidated entities		—	(203)

Ending balance	~~W~~	45,246,982	51,133,601

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

In millions of won	2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	361	(2,820)
Changes		3,609	3,181

Ending balance	~~W~~	3,970	361

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Beginning balance	~~W~~	(169,234)	(117,779)
Changes		327,957	(77,828)
Income tax effect		(126,890)	14,971
Transfer to reserve for business expansion		67,011	11,402

Ending balance	~~W~~	98,844	(169,234)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

32.	Statement of Appropriation of Retained Earnings (Statement of Disposition of Deficit)

For the year ended December 31, 2020, KEPCO’s retained earnings were appropriated on March 25, 2021. For the year ended December 31, 2021, KEPCO’s deficits are expected to be disposed on March 29, 2022. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2021 and 2020, respectively, are as follows:

In millions of won except for dividends per share	2021		2020
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings (deficit) carried over from prior years	~~W~~	—	—
Net income (loss)		(5,607,732)	1,951,498
Remeasurement of the defined benefit plan		107,884	(67,118)

		(5,499,848)	1,884,380

II. Transfer from voluntary reserves		5,499,848	—

III. Subtotal ( I+II )		—	1,884,380

IV. Appropriations of retained earnings (Disposition of deficit)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ~~W~~0 (0%), Prior year – ~~W~~1,216 (24.32%))		—	(780,628)
Reserve for business expansion		—	(1,103,752)

		—	(1,884,380)

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2021 and 2020 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2021		2020
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interests) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Other capital surplus	~~W~~	1,231,109	1,224,105
Accumulated other comprehensive loss		(57,632)	(409,577)
Other equity		13,294,973	13,294,973

	~~W~~	14,468,450	14,109,501

(2)	Changes in other capital surplus for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021				2020
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	836,581	1,224,105	387,524	838,840	1,226,364
Changes in consolidation scope		—	43	43	—	—	—
Issuance of share capital of subsidiary and others		—	(491)	(491)	—	(148)	(148)
Others		—	7,452	7,452	—	(2,111)	(2,111)

Ending balance	~~W~~	387,524	843,585	1,231,109	387,524	836,581	1,224,105

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)

In millions of won	2020
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,533)	—	—	—	(8,533)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(132,805)	—	—	(132,805)
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	—	(46,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	58,523	58,523

Ending balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)

(4)	Other equity as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

35.	Sales

Details of sales for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021				2020
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	58,261,006	441,203	58,702,209	56,380,608	303,704	56,684,312
Electricity		57,210,231	—	57,210,231	55,730,985	—	55,730,985
Heat supply		232,294	—	232,294	198,715	—	198,715
Others		818,481	441,203	1,259,684	450,908	303,704	754,612
Sales related to rendering of services		252,216	204,184	456,400	223,075	206,275	429,350
Sales related to construction services		159,262	595,736	754,998	170,895	641,280	812,175
Revenue related to transfer of assets from customers		661,212	—	661,212	643,477	—	643,477

	~~W~~	59,333,696	1,241,123	60,574,819	57,418,055	1,151,259	58,569,314

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	58,261,006	441,203	58,702,209	56,380,608	303,704	56,684,312
Performance obligations satisfied over time		1,072,690	799,920	1,872,610	1,037,447	847,555	1,885,002

	~~W~~	59,333,696	1,241,123	60,574,819	57,418,055	1,151,259	58,569,314

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Salaries	~~W~~	1,121,188	1,095,183
Retirement benefit expense		113,127	103,967
Welfare and benefit expense		155,558	155,071
Insurance expense		17,909	10,178
Depreciation		219,427	218,103
Amortization of intangible assets		91,428	87,086
Bad debt expense		17,968	20,648
Commission		410,275	368,275
Advertising expense		29,230	29,559
Training expense		4,923	5,196
Vehicle maintenance expense		8,849	9,435
Publishing expense		3,568	3,677
Business development expense		3,522	3,614
Rent expense		43,650	36,337
Telecommunication expense		8,569	8,686
Transportation expense		870	1,007
Taxes and dues		93,446	62,828
Expendable supplies expense		9,052	8,029
Water, light and heating expense		12,351	11,749
Repairs and maintenance expense		123,134	79,185
Ordinary development expense		213,936	197,436
Travel expense		11,099	10,793
Clothing expense		10,540	14,834
Survey and analysis expense		889	826
Membership fee		1,331	1,274
Others		149,945	135,467

	~~W~~	2,875,784	2,678,443

(2)	Other selling and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Accommodation development expenses	~~W~~	57,815	30,889
Miscellaneous wages		47,221	45,887
Litigation and filing expenses		16,383	19,341
Compensation for damages		3,303	8,374
Outsourcing expenses		3,799	3,610
Reward expenses		3,006	3,228
Overseas market development expenses		1,192	1,218
Others		17,226	22,920

	~~W~~	149,945	135,467

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Reversal of other provisions	~~W~~	15,548	25,826
Reversal of other allowance for bad debt		98	2,465
Gains on government grants		458	269
Gains on assets contributed		9,347	24,324
Gains on liabilities exempted		1,830	1,314
Compensation and reparations revenue		104,826	95,407
Revenue from foundation fund		1	—
Revenue from research contracts		5,996	4,001
Rental income		204,123	193,567
Others		30,694	45,798

	~~W~~	372,921	392,971

(2)	Details of “others” of other income for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Refund of claim for rectification	~~W~~	7,274	11,880
Adjustment of research project		7,638	2,150
Maintenance expenses on lease building		160	2,785
Training expenses		1,739	3,852
Deposit redemption		378	314
Reversal of expenses on litigation		991	620
Revenue on royalty fee		173	—
Reimbursement of insurance fee		1	22
Gains on guarantee contracts		27	134
Others		12,313	24,041

	~~W~~	30,694	45,798

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

37.	Other Income and Expenses, Continue

(3)	Other expenses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Compensation and indemnification expense	~~W~~	663	11,959
Accretion expenses of other provisions		2,711	17,991
Depreciation expenses on investment properties		1,386	1,453
Depreciation expenses on idle assets		3,621	6,604
Other bad debt expense		49,372	32,503
Donations		152,456	316,981
Others		47,723	30,229

	~~W~~	257,932	417,720

(4)	Details of “others” of other expense for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Operating expenses related to the idle assets	~~W~~	44	46
Research grants		109	91
Supporting expenses on farming and fishing village		17,065	16,115
Operating expenses on fitness center		6,948	5,101
Expenses on adjustment of research and development grants		2,241	720
Taxes and dues		119	253
Expenses on R&D supporting		861	242
Others		20,336	7,661

	~~W~~	47,723	30,229

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Other gains
Gains on disposal of property, plant and equipment	~~W~~	56,284	93,195
Gains on disposal of intangible assets		1	1,556
Reversal of impairment loss on property, plant and equipment		—	7,805
Reversal of impairment loss on intangible assets		14	—
Gains on foreign currency translation		20,598	8,917
Gains on foreign currency transactions		48,671	61,865
Gains on insurance proceeds		144	43,800
Others		250,174	322,379
Other losses
Losses on disposal of property, plant and equipment		(92,622)	(162,725)
Losses on disposal of intangible assets		(145)	(392)
Losses on valuation of other non-current assets		—	(241)
Loss on impairment of property, plant and equipment		(4,056)	(80,413)
Loss on impairment of intangible assets		—	(3,599)
Loss on impairment of other non-current assets		(16,035)	—
Losses on foreign currency translation		(4,732)	(17,664)
Losses on foreign currency transactions		(67,990)	(49,694)
Others		(181,787)	(189,695)

	~~W~~	8,519	35,094

(2)	Details of “others” of other gains for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Gains on disposal of inventories	~~W~~	4,446	3,373
Gains on proxy collection of TV license fee		42,271	41,438
Gains on compensation of impaired electric poles		812	978
Gains on harbor facilities dues		3,281	2,231
Gains on technical fees		3,968	4,826
Reversal of occupation development training fees		229	352
Gains on disposal of waste		4,272	6,927
Gains on insurance		690	—
Gains on tax rebate		685	772
Gains on other commission		1,822	1,643
Gains on disposal of greenhouse gas emissions rights		8,739	—
Gains on disposal of assets held-for-sale		160	—
Others		178,799	259,839

	~~W~~	250,174	322,379

(3)	Details of “others” of other losses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Losses on valuation of inventories	~~W~~	7,761	4,998
Losses on disposal of inventories		8,874	37,644
Losses due to disaster		6,238	16,814
Losses on rounding adjustment of electric charge surtax		1,283	1,276
Loss on disposal of greenhouse gas emissions rights		11,282	—
Others		146,349	128,963

	~~W~~	181,787	189,695

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

39.	Finance Income

(1)	Finance income for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Interest income	~~W~~	221,874	242,586
Dividends income		10,522	7,316
Gains on disposal of financial assets		7,718	11,992
Gains on valuation of financial assets at fair value through profit or loss		14,338	12,904
Gains on valuation of derivatives		860,011	57,563
Gains on transaction of derivatives		124,900	146,448
Gains on foreign currency translation		146,349	1,005,961
Gains on foreign currency transactions		15,618	24,009
Other finance income		1,284	1,470

	~~W~~	1,402,614	1,510,249

(2)	Interest income included in finance income for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Cash and cash equivalents	~~W~~	12,692	9,419
Financial assets at fair value through profit or loss		18,415	19,114
Financial assets at amortized cost		797	612
Loans		25,196	26,232
Short-term financial instrument		7,531	25,540
Long-term financial instrument		12,470	10,406
Other financial assets		230	228
Trade and other receivables		144,543	151,035

	~~W~~	221,874	242,586

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Interest expense	~~W~~	1,914,457	1,995,425
Losses on sale of financial assets		1,045	648
Losses on valuation of financial assets at fair value through profit or loss		5,480	7,396
Losses on valuation of derivatives		37,017	513,278
Losses on transaction of derivatives		40,818	81,055
Losses on foreign currency translation		1,159,334	215,047
Losses on foreign currency transactions		83,558	79,103
Losses on repayment of financial liabilities		10	35
Others		4,058	4,456

	~~W~~	3,245,777	2,896,443

(2)	Interest expense included in finance expenses for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Trade and other payables	~~W~~	213,765	88,757
Short-term borrowings		42,371	29,358
Long-term borrowings		115,141	118,678
Debt securities		1,728,588	1,805,253
Other financial liabilities		384,423	540,867

		2,484,288	2,582,913
Less: Capitalized borrowing costs		(569,831)	(587,488)

	~~W~~	1,914,457	1,995,425

Capitalization rates for the years ended December 31, 2021 and 2020 are 2.02%~4.33% and 2.14%~4.84%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Current income tax expense
Payment of income tax	~~W~~	357,767	671,179
Adjustment in respect of prior years due to change in estimate		153,113	(63,756)
Current income tax directly recognized in equity		(198,714)	51,486

		312,166	658,909

Deferred tax expense (benefit)
Generation and realization of temporary differences		(489,411)	(77,985)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(43,653)	(10,471)
Changes in deferred tax on tax losses carryforwards		(1,641,823)	296,070
Tax credit carryforwards		(12,199)	32,541
Amount due to change in tax rate or regulations		18,931	—

		(2,168,155)	240,155

Income tax expense (benefit)	~~W~~	(1,855,989)	899,064

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Income (loss) before income tax	~~W~~	(7,085,214)	2,991,533

Income tax expense (benefit) computed at applicable tax rate		(1,948,434)	822,672

Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)
Effect of non-taxable income		(4,983)	(13,593)
Effect of non-deductible expenses		78,814	46,776
Effect of tax losses that are not recognized as deferred tax asset		1,351	—
Effects of tax credits and deduction		(43,931)	(63,753)
Reversal of unrecognized deferred tax asset, net		(43,641)	(10,471)
Effect of change in deferred tax due to change in tax rate		18,931	(17,590)
Deduction of deferred tax assets		73,887	55,682
Deferred income tax related to investments in subsidiaries and associates		(135,878)	102,137
Others, net		5,144	51,322

		(60,668)	140,148
Adjustment in respect of prior years due to change in estimate		153,113	(63,756)

Income tax expense (benefit)	~~W~~	(1,855,989)	899,064

		( *)	30.05%

(*)	The effective tax rate for the year ended December 31, 2021 is not calculated due to income tax benefit and the effective tax rate for the year ended December 31, 2020 is 30.05%.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Dividends of hybrid bond	~~W~~	4,736	4,273

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(9,753)	19,447
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		24,220	(47,231)
Remeasurement of defined benefit obligations		(126,890)	14,972
Investments in associates		(53,672)	35,714
Others		(37,355)	24,311

	~~W~~	(203,450)	47,213

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	689,787	(4,514)	(126,890)	—	558,383
Cash flow hedge		15,587	(90,217)	24,220	463	(49,947)
Investments in subsidiaries, associates and joint ventures		(8,668,015)	367	(53,672)	—	(8,721,320)
Property, plant and equipment		(7,713,449)	282,988	—	—	(7,430,461)
Finance lease		(211,420)	(204,138)	—	—	(415,558)
Intangible assets		(31,166)	(315)	—	—	(31,481)
Financial assets at fair value through profit or loss		13	(1)	—	—	12
Financial assets at fair value through other comprehensive income		37,950	(816)	(9,753)	—	27,381
Deferred revenue		199,701	(13,310)	—	—	186,391
Provisions		5,916,803	577,511	—	—	6,494,314
Doubtful receivables		—	801	—	—	801
Other finance liabilities		30,399	(3,262)	—	4,273	31,410
Gains or losses on foreign exchange translation		(11,635)	103,046	—	—	91,411
Allowance for doubtful accounts		56,129	8,135	—	—	64,264
Accrued income		8,944	1,058	—	—	10,002
Special deduction for property, plant and equipment		(226,351)	2,224	—	—	(224,127)
Others		1,505,951	(22,769)	(37,355)	—	1,445,827

		(8,400,772)	636,788	(203,450)	4,736	(7,962,698)

Deferred tax on unused tax losses and tax credit
Unused tax losses		893,074	1,666,803	—	—	2,559,877
Excess of donation limit		35,181	34,004	—	—	69,185
Tax credit		105,416	29,274	—	—	134,690

		1,033,671	1,730,081	—	—	2,763,752

	~~W~~	(7,367,101)	2,366,869	(203,450)	4,736	(5,198,946)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	648,847	14,566	26,374	—	689,787
Cash flow hedge		(999)	63,817	(47,231)	—	15,587
Investments in subsidiaries, associates and joint ventures		(8,665,727)	(38,002)	35,714	—	(8,668,015)
Property, plant and equipment		(7,115,218)	(598,231)	—	—	(7,713,449)
Finance lease		(160,443)	(50,977)	—	—	(211,420)
Intangible assets		(55,906)	24,740	—	—	(31,166)
Financial assets at fair value through profit or loss		341	(328)	—	—	13
Financial assets at fair value through other comprehensive income		18,245	258	19,447	—	37,950
Deferred revenue		213,003	(13,302)	—	—	199,701
Provisions		5,456,919	459,884	—	—	5,916,803
Doubtful receivables		59	(59)	—	—	—
Other finance liabilities		39,364	(13,238)	—	4,273	30,399
Gains or losses on foreign exchange translation		57,961	(69,596)	—	—	(11,635)
Allowance for doubtful accounts		57,607	(1,478)	—	—	56,129
Accrued income		(4,376)	13,320	—	—	8,944
Special deduction for property, plant and equipment		(215,373)	(10,978)	—	—	(226,351)
Others		1,342,716	150,326	12,909	—	1,505,951

		(8,382,980)	(69,278)	47,213	4,273	(8,400,772)

Deferred tax on unused tax losses and tax credit
Unused tax losses		1,111,813	(218,739)	—	—	893,074
Excess of donation limit		36,695	(1,514)	—	—	35,181
Tax credit		107,526	(2,110)	—	—	105,416

		1,256,034	(222,363)	—	—	1,033,671

	~~W~~	(7,126,946)	(291,641)	47,213	4,273	(7,367,101)

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Deferred tax assets	~~W~~	1,901,992	1,733,146
Deferred tax liabilities		(7,100,938)	(9,100,247)

	~~W~~	(5,198,946)	(7,367,101)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Deductible temporary differences and others	~~W~~	1,539,980	1,405,621

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Land(*1)	~~W~~	2,907	—
Buildings(*1)		12,971	1
Structures(*1)		1	—
Others (*2)		—	924

	~~W~~	15,879	925

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, resolved to sell its old office building in Yongin, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The Group had decided to sell its shares of DG Fairhaven Power, LLC, a subsidiary of the Group, and classified them as assets held-for-sale as of December 31, 2020. The disposal was completed during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	18,575,160	18,575,160
Salaries		1,121,188	4,272,971	5,394,159
Retirement benefit expense		113,127	487,834	600,961
Welfare and benefit expense		155,558	570,142	725,700
Insurance expense		17,909	104,544	122,453
Depreciation		219,427	11,547,677	11,767,104
Amortization of intangible assets		91,428	74,733	166,161
Bad debt expense		17,968	—	17,968
Commission		410,275	307,211	717,486
Advertising expense		29,230	9,552	38,782
Training expense		4,923	13,276	18,199
Vehicle maintenance expense		8,849	8,152	17,001
Publishing expense		3,568	3,300	6,868
Business promotion expense		3,522	3,777	7,299
Rent expense		43,650	193,470	237,120
Telecommunication expense		8,569	10,959	19,528
Transportation expense		870	53,365	54,235
Taxes and dues		93,446	529,183	622,629
Expendable supplies expense		9,052	41,367	50,419
Water, light and heating expense		12,351	42,934	55,285
Repairs and maintenance expense		123,134	2,492,030	2,615,164
Ordinary development expense		213,936	475,461	689,397
Travel expense		11,099	67,086	78,185
Clothing expense		10,540	7,994	18,534
Survey and analysis expense		889	3,955	4,844
Membership fee		1,331	8,492	9,823
Power purchase		—	21,632,127	21,632,127
Others		149,945	2,022,426	2,172,371

	~~W~~	2,875,784	63,559,178	66,434,962

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won	2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	13,544,827	13,544,827
Salaries		1,095,183	4,183,454	5,278,637
Retirement benefit expense		103,967	458,029	561,996
Welfare and benefit expense		155,071	484,319	639,390
Insurance expense		10,178	93,130	103,308
Depreciation		218,103	11,151,393	11,369,496
Amortization of intangible assets		87,086	83,380	170,466
Bad debt expense		20,648	—	20,648
Commission		368,275	376,047	744,322
Advertising expense		29,559	8,161	37,720
Training expense		5,196	12,912	18,108
Vehicle maintenance expense		9,435	7,161	16,596
Publishing expense		3,677	3,524	7,201
Business promotion expense		3,614	3,720	7,334
Rent expense		36,337	191,073	227,410
Telecommunication expense		8,686	9,961	18,647
Transportation expense		1,007	10,362	11,369
Taxes and dues		62,828	492,203	555,031
Expendable supplies expense		8,029	36,966	44,995
Water, light and heating expense		11,749	31,209	42,958
Repairs and maintenance expense		79,185	2,465,716	2,544,901
Ordinary development expense		197,436	503,206	700,642
Travel expense		10,793	60,896	71,689
Clothing expense		14,834	8,116	22,950
Survey and analysis expense		826	3,746	4,572
Membership fee		1,274	13,130	14,404
Power purchase		—	15,725,220	15,725,220
Others		135,467	1,842,735	1,978,202

	~~W~~	2,678,443	51,804,596	54,483,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2021 and 2020 are as follows:

In won
Type	2021		2020
Basic earnings (loss) per share	~~W~~	(8,279)	3,102

(2)	Profit (loss) for the years and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2021 and 2020 are as follows:

In millions of won except number of shares
Type	2021		2020
Profit (loss) attributable to controlling interest	~~W~~	(5,315,055)	1,991,347
Profit (loss) used in the calculation of total basic earnings per share		(5,315,055)	1,991,347
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2021 and 2020 are as follows:

In number of shares
Type	2021	2020
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2021 and 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Total borrowings and debt securities	~~W~~	80,529,513	69,724,581
Cash and cash equivalents		2,635,238	2,029,584

Net borrowings and debt securities		77,894,275	67,694,997

Total equity		65,311,849	70,666,846

Debt to equity ratio		119.27%	95.79%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2021 and 2020 are as follows:

In millions of won	2021		2020
Cash and cash equivalents	~~W~~	2,635,238	2,029,584
Financial assets at fair value through profit or loss (*1)		932,736	1,808,404
Derivative assets (trading)		443,027	110,764
Financial assets at fair value through other comprehensive income (debt securities)		491	—
Financial assets at amortized cost		25,273	14,422
Loans		909,071	790,162
Long-term/short-term financial instruments		1,728,508	2,062,103
Derivative assets (applying hedge accounting)		204,756	55,649
Trade and other receivables		10,029,276	9,780,039
Financial guarantee contracts (*2)		3,718,015	3,224,696

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of December 31, 2021 and 2020 are as follows:

In millions of won		2021		2020
Type	Accounts	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~466,832	(407,554)	488,087	(425,708)
Discount rate	Increase (decrease) in defined benefit obligation	(422,290)	499,571	(443,527)	524,856

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the years ended December 31, 2021 and 2020 are ~~W~~25,649 million and ~~W~~20,960 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2021 and 2020 are as follows:

Type	Accounts	2021	2020
PCBs	Inflation rate	1.37%	1.06%
	Discount rate	1.88%	1.83%
Nuclear plants	Inflation rate	1.41%	1.07%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of December 31, 2021 and 2020 are as follows:

In millions of won		2021			2020
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(222)	223	(292)	293
	Nuclear plants		(369,540)	381,026	(326,926)	336,928
	Spent fuel		(51,430)	53,438	(51,558)	53,571
Inflation rate	PCBs		224	(224)	295	(294)
	Nuclear plants		403,420	(391,754)	357,676	(347,450)
	Spent fuel		54,210	(52,245)	54,345	(52,375)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2021 and 2020 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2021	2020	2021	2020
AED	6,481	39,678	31,637	31,594
AUD	3,733	133	926,960	707,538
BDT	50,145	93,442	577	—
BWP	939	890	—	—
EGP	—	—	595	948
CAD	582	247	2,266	1,840
CHF	—	—	500,230	500,406
CZK	—	—	386	2,033
EUR	1,809	310	42,981	121,069
GBP	—	—	—	43
HKD	—	—	1,651,665	1,651,839
IDR	768,731	342,496	995,510	555,241
INR	1,715,900	1,231,895	342,833	155,134
JOD	1,852	1,673	118	—
JPY	697,747	825,269	153,383	484,585
KZT	1,510	1,510	—	—
MGA	4,262,857	5,645,349	475,807	—
MMK	210,335	11,032	—	—
MYR	1,964	—	—	—
PHP	164,167	191,122	104,245	104,161
PKR	200,844	371,328	74,423	12,222
SAR	2,615	2,178	—	—
SEK	—	—	449,167	449,824
USD	1,381,441	1,445,522	12,023,085	12,234,563
UYU	90,930	78,265	3,097	1,585
VND	952,135	672,563	262,372	—
ZAR	31,971	303	—	—

A sensitivity analysis on the Group’s income for the years assuming a 10% increase and decrease in currency exchange rates as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,439,185)	1,439,185	(1,336,821)	1,336,821
Increase (decrease) of equity (*)		(1,439,185)	1,439,185	(1,336,821)	1,336,821

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2021 and 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2021, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2021 and 2020 are as follows:

In millions of won
Type	2021		2020
Short-term borrowings	~~W~~	391,897	171,518
Long-term borrowings		2,405,244	2,191,322
Debt securities		257,667	250,968

	~~W~~	3,054,808	2,613,808

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(30,548)	30,548	(26,138)	26,138
Increase (decrease) of shareholder’s equity (*)		(30,548)	30,548	(26,138)	26,138

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the years assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2021 and 2020 is as follows:

In millions of won	2021			2020
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	572,102	(572,102)	557,310	(557,310)
Increase (decrease) of shareholder’s equity (*)		572,102	(572,102)	557,310	(557,310)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of December 31, 2021 and 2020 in detail are as follows:

In millions of won	2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts (*)		435,729	—	3,105,599	176,687	3,718,015

	~~W~~	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

In millions of won	2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	12,413,346	10,919,041	24,778,020	34,215,888	82,326,295
Lease liabilities		614,442	569,161	1,564,377	2,461,557	5,209,537
Trade and other payables		5,679,856	373,907	894,903	1,167,171	8,115,837
Financial guarantee contracts (*)		926,244	348,860	26,230	1,923,362	3,224,696

	~~W~~	19,633,888	12,210,969	27,263,530	39,767,978	98,876,365

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2021 and 2020 are ~~W~~80,841 million and ~~W~~66,354 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2021 and December 31, 2020. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of December 31, 2021 and, 2020 in detail are as follows:

In millions of won	2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other	Total
Cash and cash equivalents	~~W~~	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	~~W~~	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

In millions of won	2020
Type	Less than 1 year		1~5 Years	More than 5 years	Other	Total
Cash and cash equivalents	~~W~~	2,029,584	—	—	—	2,029,584
Financial assets at fair value through other comprehensive income		—	—	—	358,559	358,559
Financial assets at amortized cost		13,149	1,265	8	—	14,422
Loans		78,805	385,571	325,212	31,506	821,094
Long-term/short-term financial instruments		1,483,482	252,349	386	325,886	2,062,103
Financial assets at fair value through profit or loss		1,196,101	—	2,690	682,591	1,881,382
Trade and other receivables		7,920,005	1,160,400	704,494	—	9,784,899

	~~W~~	12,721,126	1,799,585	1,032,790	1,398,542	16,952,043

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
- Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	~~W~~	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

In millions of won	2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(12,777)	(22,827)	(118,704)	(4,380)	(158,688)
- Hedging		(37,858)	(39,528)	(75,450)	(55,208)	(208,044)

	~~W~~	(50,635)	(62,355)	(194,154)	(59,588)	(366,732)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e.,FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	435,107	435,107	358,559	358,559
Derivative assets (trading)		443,027	443,027	110,764	110,764
Derivative assets (applying hedge accounting)		204,756	204,756	55,649	55,649
Financial assets at fair value through profit or loss		1,032,864	1,032,864	1,881,382	1,881,382

	~~W~~	2,115,754	2,115,754	2,406,354	2,406,354

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	25,273	25,273	14,422	14,422
Loans and receivables		909,071	909,071	790,162	790,162
Trade and other receivables		10,029,276	10,029,276	9,780,039	9,780,039
Long-term financial instruments		450,494	450,494	578,621	578,621
Short-term financial instruments		1,278,014	1,278,014	1,483,482	1,483,482
Cash and cash equivalents		2,635,238	2,635,238	2,029,584	2,029,584

	~~W~~	15,327,366	15,327,366	14,676,310	14,676,310

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	56,256	56,256	157,926	157,926
Derivative liabilities (applying hedge accounting)		21,775	21,775	207,193	207,193

	~~W~~	78,031	78,031	365,119	365,119

Liabilities carried at amortized cost
Secured borrowings	~~W~~	176,358	176,358	63,614	63,614
Unsecured bond		73,881,671	69,803,043	64,607,401	68,839,316
Lease liabilities		4,410,503	4,410,503	4,621,096	4,621,096
Unsecured borrowings		6,471,484	5,938,613	4,808,206	5,513,242
Trade and other payables (*)		9,739,421	9,739,421	8,115,837	8,115,837
Bank overdraft		—	—	245,360	245,360

	~~W~~	94,679,437	90,067,938	82,461,514	87,398,465

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2021 and 2020 are as follows:

Type	2021	2020
Derivatives	(-) 0.63% ~ 3.88%	(-) 0.73% ~ 3.08%
Borrowings and debt securities	(-) 0.30% ~ 4.38%	(-) 0.53% ~ 4.38%
Leases	0.00% ~ 16.83%	0.57% ~ 16.60%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2021 and 2020 are as follows:

In millions of won	2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	~~W~~	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	78,031	—	78,031

In millions of won	2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	194,670	—	163,889	358,559
Derivative assets		—	166,413	—	166,413
Financial assets at fair value through profit or loss		—	1,875,690	5,692	1,881,382

	~~W~~	194,670	2,042,103	169,581	2,406,354

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	365,119	—	365,119

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

In millions of won	2020
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,156	359	—	623	(446)	—	5,692
Financial assets at fair value through other comprehensive income Unlisted securities		177,968	2,900	—	(23,128)	(1)	6,150	163,889

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2021 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	51,596

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2021 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	29,576
1 ~ 2 years		29,610
2 ~ 3 years		29,747
Over 3 years		542,683

	~~W~~	631,616

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties

(1)	Related parties of the Group as of December 31, 2021 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (153 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Hee mang sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, Elara Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L.

Associates (90 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.), Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., KOSTURE Co., Ltd., Digital Innovation Growth Fund, Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(1)	Related parties of the Group as of December 31, 2021 are as follows, continued:

Type	Related party

Joint ventures (96 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II AB, Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd. (formerly, Energyco LLC), CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2021 and 2020 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2021		2020
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	19,923	7,757
Korea Gas Corporation	Electricity sales		96,362	97,685
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		46	32
Daegu Photovoltaic Co., Ltd.	Electricity sales		207	325
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		11,208	10,833
Goseong Green Power Co., Ltd.	Electricity sales		514,470	47,701
Gangneung Eco Power Co., Ltd.	Service		14,200	10,178
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		23,501	20,791
Noeul Green Energy Co., Ltd.	Electricity sales		30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		620	700
YTN Co., Ltd.	Electricity sales		1,922	1,805
Busan Green Energy Co., Ltd.	Electricity sales		49	34
Gunsan Bio Energy Co., Ltd.	Electricity sales		20	102
Korea Electric Vehicle Charging Service	Electricity sales		3,059	1,956
Energy Infra Asset Management Co., Ltd.	Electricity sales		4,629	—
Gangwon Wind Power Co., Ltd.	Electricity sales		1,865	2,109
Gwangyang Green Energy Co., Ltd.	Electricity sales		486	23
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		755	85
Hyundai Green Power Co., Ltd.	Electricity sales and design service		11,934	17,257
Korea Power Exchange	Service		39,796	25,919
Taebaek Wind Power Co., Ltd.	Service		44	226
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		26	37
Pyeongchang Wind Power Co., Ltd.	Electricity sales		1,180	2,064
Daeryun Power Co., Ltd.	Electricity sales		1,944	1,947
Changjuk Wind Power Co., Ltd.	Electricity sales		463	2,067
GS Donghae Electric Power Co., Ltd.	Electricity sales		21,127	31,557
KNH Solar Co., Ltd.	Electricity sales		14	16
S-Power Co., Ltd.	Service		5,229	6,682
PND solar Co., Ltd.	Electricity sales		416	409
Hyundai Eco Energy Co., Ltd.	Electricity sales		187	167
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		78	77
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity sales		295	—
Korea Energy Solutions Co., Ltd.	Electricity sales		2	7
ITR Co., Ltd.	Service		3	—
Structure test network Co., Ltd.	Service		5	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		—	14
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		22	14
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service		399	291
Bitgoel Eco Energy Co., Ltd.	Electricity sales		282	—
Muan Solar park Co., Ltd.	Electricity sales		232	57
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		624	—
Daewon Green Energy Co., Ltd.	Electricity sales		155	—
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		13	—
UD4M Co., Ltd.	Electricity sales		4	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		5	—
Seobu Highway Solar Co., Ltd.	Electricity sales		8	—
SureDataLab Co., Ltd.	Electricity sales		1	—
Suwon New Power Co., Ltd.	Electricity sales		1,820	2,974
Hankook Electric Power Information Co., Ltd.	Electricity sales		1	—
KOSTURE Co., Ltd.	Electricity sales		1	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		52	30
9 Associates (Overseas)	Electricity sales		125,723	66,755

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2021		2020
<Joint ventures>
Naepo Green Energy Co., Ltd.	Electricity sales	~~W~~	467	217
Cheongna Energy Co., Ltd.	Service		16,469	13,791
Dayone Energy Co., Ltd.	Service		8,159	4,816
Daegu Green Power Co., Ltd.	Electricity sales		1,053	1,285
KAPES, Inc.	Commission		413	476
Honam Wind Power Co., Ltd.	Electricity sales		71	502
Jeongam Wind Power Co., Ltd. (*1)	Electricity sales and Service		588	1,213
Korea Power Engineering Service Co., Ltd.	Service		339	203
Seokmun Energy Co., Ltd.	Service		1,701	1,932
Incheon New Power Co., Ltd.	Construction revenue		14	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,329	2,657
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,836	1,788
Yeonggwang Wind Power Co., Ltd.	Electricity sales		818	793
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		1,920	33
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,727	1,388
KW Nuclear Components Co., Ltd.	Service		2,598	1,639
KEPCO-Uhde Inc.	Electricity sales		10	8
Busan Shinho Solar Power Co., Ltd.	Electricity sales		376	353
Daesan Green Energy Co., Ltd.	Electricity sales		523	703
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity sales		2	3
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		30	29
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	—
Saemangeum Solar Power Co., Ltd.	Service		1,141	2,846
Dangjin Eco Power Co., Ltd.	Electricity sales		32	33
Energyco Co., Ltd. (formerly, Energyco LLC)	Electricity sales		1	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales		9	—
Bitsolar Energy Co., Ltd.	Electricity sales		296	42
Omisan Wind Power Co., Ltd.	Electricity sales		1	—
Haemodum Solar Co., Ltd.	Electricity sales		6	4
Yeongam Solar Power Co., Ltd.	Electricity sales		339	165
Solaseado Solar Power Co., Ltd.	Electricity sales		2,890	66
35 Joint ventures (Overseas)	Electricity sales		773,289	831,596

<Others>
Korea Development Bank	Electricity sales		4,177	4,248
	Interest income		756	3,461

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021 and 2020 are as follows, continued:

< Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2021		2020
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	750,148	552,692
Korea Gas Corporation	Electricity sales		5,646,713	3,270,972
Daegu Photovoltaic Co., Ltd.	Electricity sales		3,532	3,313
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		393	370
Korea Electric Power Industrial Development Co., Ltd.	Service		241,925	212,366
Goseong Green Power Co., Ltd.	Electricity sales		987,540	—
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		653,306	520,737
Noeul Green Energy Co., Ltd.	Electricity sales		10,014	10,634
Samcheok Eco Materials Co., Ltd.	Electricity sales		13,612	10,713
YTN Co., Ltd.	Electricity sales		388	353
Busan Green Energy Co., Ltd.	Electricity sales		18,996	18,678
Gunsan Bio Energy Co., Ltd.	Service		—	24
Korea Electric Vehicle Charging Service	Electricity sales		393	581
Energy Infra Asset Management Co., Ltd.	Service		2,657	—
Yaksu ESS Co., Ltd.	Electricity sales		1,715	217
Gangwon Wind Power Co., Ltd.	Electricity sales		19,623	23,350
Goesan Solar park Co., Ltd.	Electricity sales		6,209	—
Hyundai Green Power Co., Ltd.	Design service		—	349,778
Korea Power Exchange	Service		86,716	87,361
Taebaek Wind Power Co., Ltd.	Service		5,930	4,003
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,910	5,023
Pyeongchang Wind Power Co., Ltd.	Design service and others		4,099	3,969
Daeryun Power Co., Ltd.	Electricity sales		157,234	99,523
Changjuk Wind Power Co., Ltd.	Electricity sales		6,213	6,084
GS Donghae Electric Power Co., Ltd.	Electricity sales		760,377	660,351
KNH Solar Co., Ltd.	Electricity sales		3,222	3,564
S-Power Co., Ltd.	Service		608,530	293,515
PND solar Co., Ltd.	Electricity sales		5,502	5,234
Hyundai Eco Energy Co., Ltd.	Electricity sales		25,762	17,777
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		11,729	9,151
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity sales		16,360	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		1,238	—
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		14,286	—
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		12,833	—
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		217	—
Muan Solar Park Co., Ltd.	Electricity sales		31,017	—
YuDang Solar Co., Ltd.	Electricity sales		3,495	—
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		24,601	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		2,605	—
Seobu Highway Solar Co., Ltd.	Electricity sales		2,936	—
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		742	373
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		15,900	—
1 Associates (Overseas)	Electricity sales		502	—

<Joint ventures>
Cheongna Energy Co., Ltd.	Service		57	66
Dayone Energy Co., Ltd.	Service		5,409	1,120
Daegu Green Power Co., Ltd.	Electricity sales		289,052	215,224
KAPES, Inc.	Commission		64,140	219,673
Honam Wind Power Co., Ltd.	Electricity sales		4,807	4,382
Jeongam Wind Power Co., Ltd. (*1)	Electricity sales		3,145	5,982
Korea Power Engineering Service Co., Ltd.	Service		1,315	1,594
Seokmun Energy Co., Ltd.	Service		44,315	33,164
Chun-cheon Energy Co., Ltd.	Electricity sales		327,536	222,069
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		9,471	11,232
Yeonggwang Wind Power Co., Ltd.	Electricity sales		21,004	24,103
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		5,852	3,848
KW Nuclear Components Co., Ltd.	Service		96	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7,895	7,296
Global Trade Of Power System Co., Ltd.	Service		323	337

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021 and 2020 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	2021		2020
<Joint ventures>
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales	~~W~~	3,146	2,472
Daesan Green Energy Co., Ltd.	Electricity sales		146,776	104,854
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity sales		5,080	—
Saemangeum Solar Power Co., Ltd.	Electricity sales		5	—
Dangjin Eco Power Co., Ltd.	Electricity sales		4,139	3,953
Busan Industrial Solar Power Co., Ltd.	Electricity sales		2,815	19
Bitsolar Energy Co., Ltd.	Electricity sales		5,703	—
Omisan Wind Power Co., Ltd.	Electricity sales		7	—
Haemodum Solar Co., Ltd.	Electricity sales		1,625	967
Yeongam Solar Power Co., Ltd.	Electricity sales		47,805	32,208
Samsu Wind Power Co., Ltd.	Electricity sales		2,800	—
Solaseado Solar Power Co., Ltd.	Electricity sales		31,031	28,516
5 Joint ventures (Overseas)	Electricity sales		49,055	14,767

<Others>
Korea Development Bank	Interest expense		2,756	3,872
	Dividends paid		256,862	17

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2021. Transactions are made before the reclassification.
(*2)	Reclassified from a joint venture to an associate during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2020 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2021		2020	2021	2020
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	6,282	388	—	—
	Non-trade receivables and others		493	213	—	—
	Trade payables		—	—	114,613	65,794
Korea Gas Corporation	Trade receivables		10,015	9,969	—	—
	Non-trade receivables and others		187	95	—	—
	Trade payables		—	—	800,509	428,763
	Non-trade payables and others		—	—	759	617
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		77	31	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	115	57
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		269	508	—	—
	Non-trade receivables and others		15	16	—	—
	Trade payables		—	—	873	133
	Non-trade payables and others		—	—	5,880	3,779
Goseong Green Power Co., Ltd.	Trade receivables		495	2,181	—	—
	Non-trade receivables and others		76,855	9,214	—	—
	Trade payables		—	—	218,627	—
	Non-trade payables and others		—	—	59,987	64,986
Gangneung Eco Power Co., Ltd.	Trade receivables		826	661	—	—
	Non-trade receivables and others		465	146	—	—
	Non-trade payables and others		—	—	97	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,788	1,348	—	—
	Non-trade receivables and others		3,116	2,823	—	—
	Trade payables		—	—	79,828	47,948
	Non-trade payables and others		—	—	99	85
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		1,169	969	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		52	47	—	—
YTN Co., Ltd.	Trade receivables		99	97	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	5	—	—
	Non-trade receivables and others		20,658	13,946	—	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	—	—	—
Korea Electric Vehicle Charging Service	Trade receivables		193	141	—	—
	Non-trade receivables and others		120	281	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	1,374	739
Gangwon Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Trade payables		—	—	4,293	2,678
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		532	1,356	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		922	—	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	73	—
Hyundai Green Power Co., Ltd.	Trade receivables		229	554	—	—
	Trade payables		—	—	—	9,825
Korea Power Exchange	Trade receivables		627	1,608	—	—
	Non-trade receivables and others		1,300	24	—	—
	Trade payables		—	—	—	1,362
	Non-trade payables and others		—	—	2,189	70,456
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		—	1,405	—	—
	Trade payables		—	—	560	443
	Non-trade payables and others		—	—	262	—
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	670	413
	Non-trade payables and others		—	—	—	509
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	3	—	—
Daeryun Power Co., Ltd.	Trade receivables		213	189	—	—
	Trade payables		—	—	21,362	16,079
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	724	461
	Non-trade payables and others		—	—	295	309
GS Donghae Electric Power Co., Ltd.	Trade receivables		383	386	—	—
	Non-trade receivables and others		272	321	—	—
	Trade payables		—	—	113,529	91,213
	Non-trade payables and others		—	—	17	36

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2020 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2021		2020	2021	2020
<Associates>
KNH Solar Co., Ltd.	Trade receivables	~~W~~	1	1	—	—
	Trade payables		—	—	—	14
	Non-trade payables and others		—	—	—	187
S-Power Co., Ltd.	Trade receivables		82	137	—	—
	Non-trade receivables and others		48	46	—	—
	Trade payables		—	—	91,277	23,415
PND solar Co., Ltd.	Trade payables		—	—	—	58
Hyundai Eco Energy Co., Ltd.	Trade receivables		19	16	—	—
	Trade payables		—	—	732	—
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		6	8	—	—
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Non-trade receivables and others		119	—	—	—
	Trade payables		—	—	8,397	—
	Non-trade payables and others		—	—	1,571	—
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		27	—	—	—
Jeju Gimnyeong Wind Power Co., Ltd.	Trade payables		—	—	885	—
Muan Solar park Co., Ltd.	Trade receivables		—	24	—	—
	Non-trade receivables and others		23	—	—	—
Daewon Green Energy Co., Ltd.	Non-trade receivables and others		94	—	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	—	—	—
	Trade payables		—	—	98	—
	Non-trade payables and others		—	—	90	—
Seobu Highway Solar Co., Ltd.	Trade payables		—	—	177	—
	Non-trade payables and others		—	—	105	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		—	1	—	—
Suwon New Power Co., Ltd.	Trade receivables		—	2	—	—
	Non-trade receivables and others		1,198	712	—	—
KOSTURE Co., Ltd.	Trade receivables		1	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,748	—
4 Associates (Overseas)	Non-trade receivables and others		3,196	3,248	—	—
	Non-trade payables and others		—	—	502	—

<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables		42	56	—	—
Dayone Energy Co., Ltd.	Trade receivables		52	57	—	—
	Non-trade receivables and others		13,297	11,749	—	—
	Trade payables		—	—	1,009	10
	Non-trade payables and others		—	—	11,306	9,119
Daegu Green Power Co., Ltd.	Trade receivables		71	44	—	—
	Non-trade receivables and others		55	55	—	—
	Trade payables		—	—	35,766	26,213
KAPES, Inc.	Trade receivables		2	2	—	—
	Non-trade receivables and others		—	5,172	—	—
	Non-trade payables and others		—	—	2,121	20,577
Honam Wind Power Co., Ltd.	Trade payables		—	—	575	216
	Non-trade payables and others		—	—	—	345
Jeongam Wind Power Co., Ltd. (*1)	Non-trade receivables and others		—	162	—	—
	Non-trade payables and others		—	—	—	692
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		48	43	—	—
Seokmun Energy Co., Ltd.	Trade receivables		34	62	—	—
	Non-trade receivables and others		149	9,460	—	—
	Trade payables		—	—	7,941	4,898
	Non-trade payables and others		—	—	—	9,559
Chun-cheon Energy Co., Ltd.	Trade receivables		126	98	—	—
	Non-trade receivables and others		167	165	—	—
	Trade payables		—	—	41,410	27,428
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Non-trade receivables and others		53	159	—	—
	Trade payables		—	—	1,099	405
	Non-trade payables and others		—	—	—	1,747

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2020 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2021		2020	2021	2020
<Joint ventures>
Cheongna Energy Co., Ltd.	Trade receivables	~~W~~	4,164	1,592	—	—
	Non-trade receivables and others		1,350	1,186	—	—
	Non-trade payables and others		—	—	1	—
Yeonggwang Wind Power Co., Ltd.	Trade receivables		10	12	—	—
	Non-trade receivables and others		59	54	—	—
	Trade payables		—	—	730	886
	Non-trade payables and others		—	—	—	3,038
Sam-Yang Photovoltaic Power Co., Ltd.	Trade receivables		5	5	—	—
	Non-trade payables and others		—	—	—	625
KW Nuclear Components Co., Ltd.	Trade receivables		—	4	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	10	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	281	135
	Non-trade payables and others		—	—	—	780
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	7	—
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	102	—
Daesan Green Energy Co., Ltd.	Trade receivables		11	11	—	—
	Non-trade receivables and others		120	216	—	—
	Trade payables		—	—	5,120	7,694
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Non-trade receivables and others		—	5	—	—
	Trade payables		—	—	—	2,473
	Non-trade payables and others		—	—	—	5
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,268	3,141	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	276	326
Busan Industrial Solar Power Co., Ltd.	Trade receivables		1	—	—	—
	Trade payables		—	—	54	1
	Non-trade payables and others		—	—	24	—
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		7	—	—	—
	Non-trade payables and others		—	—	54	—
Haemodum Solar Co., Ltd.	Trade receivables		1	—	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		29	26	—	—
	Trade payables		—	—	3,324	14,652
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,300	—
18 Joint ventures (Overseas)	Trade receivables		84,150	58,839	—	—
	Non-trade receivables and others		26,060	17,217	—	—
	Non-trade payables and others		—	—	22,050	105,682

<Others>
Korea Development Bank	Accrued interest income		154	51	—	—
	Non-trade receivables and others		420,732	206,916	—	—
	Non-trade payables and others		—	—	21,172	123
	Derivatives		59,139	20,167	—	20,001

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2021. Transactions are made before the reclassification.
(*2)	Reclassified from a joint venture to an associate during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2021 and 2020 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,149	34	—	2,298	29,481
	(Allowance for doubtful accounts)		(5,246)	—	—	(2,995)	(8,241)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		19,692	—	—	1,764	21,456
Associates	PT Wampu Electric Power		12,358	—	(1,349)	1,991	13,000
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	(2,268)	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		3,500	7,712	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		—	19,349	—	—	19,349
Joint ventures	Solaseado Solar Power Co., Ltd.		64,000	10,000	(39,000)	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		4,844	2,282	(1,450)	458	6,134
Joint ventures	Horus Solar, S.A. de C.V.		13,380	2,755	(843)	1,222	16,514
Joint ventures	Sunmex Renovables, S.A. de C.V.		1,842	11,377	—	352	13,571
Joint ventures	Kelar S.A.		39,616	—	—	3,551	43,167
Joint ventures	DE Energia SpA		6,232	—	—	559	6,791
Joint ventures	Daehan Wind Power PSC		10,700	1,927	—	1,047	13,674
Joint ventures	PT. Tanjung Power Indonesia		705	314	—	71	1,090
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	10,006	—	(10,006)	—
Joint ventures	Guadalupe Solar SpA		—	3,365	(6)	1	3,360
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		—	9,376	(424)	50,381	59,333
Joint ventures	Capman Lynx SCA, SICAR		—	30,001	—	(231)	29,770

		~~W~~	205,205	106,230	(43,072)	50,463	318,826

(6)	Borrowings arising from related party transactions as of December 31, 2021 and 2020 are as follows:

In millions of won
Related parties	Type	December 31, 2020		Borrowings	Repayment	Others	December 31, 2021
Korea Development Bank	Facility	~~W~~	50,293	56,906	(10,863)	1,684	98,020
	Others		2,946	—	(437)	—	2,509
	Operating funds		144,300	140,000	(100,000)	—	184,300
	Syndicated Loan		15,923	—	(1,042)	(351)	14,530
	EBL and others		40,093	9,923	—	3,949	53,965

		~~W~~	253,555	206,829	(112,342)	5,282	353,324

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD 285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,349,360
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*10)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*10)	USD 68,838	Firstar Development, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
Korea Electric Power Corporation			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested	KRW 22,099	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 11,198	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 92,441
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,342	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 39,524	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 2,569	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 223	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 93,074	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,081	Nonghyup Bank
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 4,993	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,083	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 6,784	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 721	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 565	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,971	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,197	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 396 —	Hana Bank and others
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,317	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,841	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 13,842	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 25,896	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,041	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 243,772	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,728	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,646	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 21,244	IBK
		Guarantees for supplemental funding (*1)	KRW 18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 16,495	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 46,546	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW 37,360	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,921	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*8)	USD 950	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 5,465	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 612	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 11,191 —	Hana Bank and others
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 3,877 —	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 3,577	Woori Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,278	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,426	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 24,054	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,500	Shinhan Bank
		Payment guarantees (*7)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,411	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 3,357	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 7,360	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*9)	—	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,634	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 6,053	Kookmin Bank
		Guarantees for supplemental funding (*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 86,695	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,120	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	—	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 25	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 362	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 290	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 233	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 121,955	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,955	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,817	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 1,713	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 716	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 361	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 4,806	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 1,268	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 1,927	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 4,356	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd. (formerly, Energyco LLC)	Collateralized money invested	KRW 1,535	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 911	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 265	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47. Related	Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 289	Nonghyup Bank
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 16,703	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 18,692	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW 1,856	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 260,858	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,288	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,229	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 5,572	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 1,958	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 3,808	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 6,838	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,828	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 10,238	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 3,809	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 5,033	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,301	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,106	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 25,465	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*6)	—	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2021, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*7)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*8)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*9)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*10)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

47.	Related Parties, Continued

(8)	As of December 31, 2021, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2021 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii) Currency forward

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Korea Development Bank	2021.09.27	2022.01.07	~~W~~	59,049	USD 50,050	~~W~~	1,179.80

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	2021		2020
Salaries	~~W~~	1,272	1,295
Retirement benefits		21	58

	~~W~~	1,293	1,353

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

In millions of won
Transactions	2021		2020
Transfer from construction-in-progress to other assets	~~W~~	12,902,589	10,189,527
Recognition of asset retirement cost and related provision for decommissioning costs		2,356,805	895,507
Transfer from provision for disposal of used nuclear fuel to accrued expenses		455,401	395,921
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		11,109,271	9,237,883
Transfer from inventory to stored nuclear fuel		908,842	1,055,974
Transfer of right-of-use assets due to change in accounting policy and others		78,213	291,334

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2021 and 2020 are as follows:

In millions of won	2021
				Non-cash changes		Ending balance
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others
Borrowings and debt securities	~~W~~	69,724,581	9,653,394	—	1,151,538	80,529,513
Lease liabilities		4,621,096	(572,036)	73,090	288,353	4,410,503

	~~W~~	74,345,677	9,081,358	73,090	1,439,891	84,940,016

In millions of won	2020
				Non-cash changes		Ending balance
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others
Borrowings and debt securities	~~W~~	67,876,541	2,538,787	—	(690,747)	69,724,581
Lease liabilities		5,070,133	(613,977)	275,686	(110,746)	4,621,096

	~~W~~	72,946,674	1,924,810	275,686	(801,493)	74,345,677

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,046	16,240	56,574	16,038
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		46,616	34,102	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	25,292	36,143	29,898
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	5,540	40,010	8,328
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	2,244
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		—	—	59,716	37,249
Purchase of switch (Eco) 9,360 units		—	—	40,631	24,031
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		—	—	37,288	23,100
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		—	—	82,622	51,130
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		—	—	42,068	35,358
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments		—	—	91,889	80,904
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		56,860	34,576	—	—
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	26,700	—	—
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		65,972	23,262	—	—
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		34,423	23,297	—	—
Purchase of cable (TR CNCE- W,1C,325SQ) 1,016,000M		66,581	40,254	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		46,194	37,810	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		87,382	83,628	—	—
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		188,338	168,456	—	—
Purchase of GIS (362KV, 6300A, 63KA) 25 – Shinyangsan S/S		31,464	31,464
Construction of Shin-Kori units (#5,6)		9,800,424	3,479,667	8,625,387	3,256,117
Construction of Shin-Hanul units (#1,2)		9,745,123	—	9,443,635	160,512
Other 30 contracts		792,485	620,593	107,586	58,466
Service of designing Seoul Combined units (#1,2)		31,841	934	31,841	984
Service of designing Shin-Boryeong units (#1,2)		121,114	—	121,163	521
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	7,722	305,209	29,042
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	6,301	105,226	8,279
Electricity construction of Shin-Seocheon thermal power plant		340,356	—	282,234	13,524
Purchase of main machine for Jeju LNG combined		166,287	10,972	166,287	11,182
Service of designing Taean units (#9,10)		112,909	12,623	112,813	12,933
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	61,735	104,600	41,840
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		214,053	138,244	210,900	147,630
Construction of Gimpo combined heat & power plant		130,015	86,323	—	—
Purchase of coal handling machine for construction of Samcheok units (#1,2)		286,571	6,215	285,158	22,751
Purchase of furnace main equipment for construction of Samcheok units (#1,2)		—	—	1,065,141	11,609
Purchase of turbine main equipment for Samcheok units (#1,2)		—	—	211,349	125
Purchase of main equipment for Namjeju		140,144	3	140,144	112
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	200,122	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2021, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,625 Ton U (contract periods : 2014 ~ 2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2021 and 2020 are as follows:

In millions of won	2021			2020
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	683	~~W~~	689,415	663	~~W~~	550,535
As the plaintiff	284		784,453	200		729,798

As of December 31, 2021, there are 2 ongoing litigations and 1 arbitration case that both defendant and plaintiff are the Group.

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal has been dismissed on May 29, 2020, resulting in plaintiffs’ loss. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019, but the appeal had been closed on April 29, 2021. The Group joined these litigations as a stakeholder after obtaining permission from the court.

As of December 31, 2021, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2021.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

1)

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit.

2)

There is an ongoing second trial against the Group regarding the completion of the waste oil refining power generation plant of Next energy Co., Ltd. The Group recognized the amount of probable outflow of resources as a provision.

3)

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~3,233 million as litigation provisions in relation to the lawsuit as of December 31, 2021.

In addition to the abovementioned significant ongoing claims, there are 5 arbitration cases pertaining to the Group as of December 31, 2021 and the significant arbitration cases for the year ended December 31, 2021 are as follows:

1)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

2)

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2021 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

3)

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the Equity Bridge Loan (EBL) guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

4)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

5)

The Group has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

6)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2021.

7)

The Group has provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co.,Ltd. (contract amount : ~~W~~14,700 million) to the financial institution agents, thus the Group is liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Group will be liable to pay compensation for the shortage. The Group has recognized a provision based on the assessment of expected outflow of resources.

8)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

9)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,907,215 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)

The Group has provided Export-Import Bank of Korea and others a performance guarantee up to USD 12,090 thousand for the excess project costs of hydroelectric power generation project of Tanggamus, Indonesia.

11)	The Group has provided Export-Import Bank of Korea and others a borrowing guarantee up to USD 5,911 thousand for the DSRA guarantee of hydroelectric power generation project of Tanggamus, Indonesia.

12)

The Group has provided PT. Cirebon Energi Prasarana a performance guarantee up to USD 43,500 thousand for the fulfillment of subscription obligation regarding Cirebon 2 coal-fired power generation project in Indonesia.

13)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)	The Group has provided Morgan Stanley Capital Group Inc. a performance guarantee up to USD 30,000 thousand for the implementation of photovoltaic power generation project in USA.

15)

The Group has provided Morgan Stanley Renewables Inc. a performance guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2021 are as follows, continued:

16)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

17)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

18)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

19)	The Group has provided USD 60,000 thousand of a borrowing guarantee to Shinhan Bank, to guarantee the Equity Bridge Loan (EBL) for the solar power business in USA.

20)	The Group has provided a performance guarantee to EDF Energy service, LLC, for the solar power business in USA.

21)	The Group has provided USD 76,700 thousand of a performance guarantee to Primoris Renewable Energy, Inc., to guarantee the construction of power plants of the solar power business in USA.

22)	The Group has provided USD 54,000 thousand of a performance guarantee to PT. Cirebon Electro Power, for Cirebon coal-fired power plant operation and maintenance project in Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,815,500	208,018
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Hana Bank and others	KRW	1,050,000	1,050,000
Limit amount available for card	Hana Bank and others	KRW	47,404	5,529
	Banco de Oro	PHP	5,000	3,000
Loan limit	Kookmin Bank and others	KRW	1,780,028	1,319,181
	DBS Bank Ltd and others	USD	1,644,700	167,533
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	7,213
Certification of payment on L/C	Shinhan Bank and others	USD	1,019,834	463,355
	Shinhan Bank	JPY	707,337	—
	Hana Bank and others	EUR	48,122	41,262
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	104,705	96,658
	First Abu Dhabi Bank and others	USD	947,707	682,903
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	3,965	3,965
	Shinhan Bank	INR	51,678	51,678
Certification of bidding	Hana Bank	USD	5,200	197
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	49,874	49,874
	Hana Bank and others	USD	331,072	286,388
	Hana Bank	SAR	6,508	6,508
	Hana Bank and others	MXN	21,597	20,027
Others	Nonghyup Bank and others	KRW	610,983	29,730
	Export-Import Bank of Korea and others	USD	2,625,372	1,842,173
	Standard Chartered	AED	50	50
	Hana Bank	EUR	34	—
Inclusive credit	Hana Bank	KRW	8,000	825
	Hana Bank and others	USD	135,078	15,633
Trade finance	Export-Import Bank of Korea and others	USD	850,000	149,328

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2021, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	521,281	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	221,631	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2021, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of December 31, 2021. The Group has provided a blank check as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

50.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~68,674 million as of December 31, 2021, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~44 million and depreciation on the idle assets of ~~W~~3,621 million are recorded in other expenses for the year ended December 31, 2021. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2021.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of December 31, 2021. The book value of facility is ~~W~~14,451 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of December 31, 2021.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2021.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of December 31, 2021, and the resulting effects have not been reflected in the consolidated financial statements.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

51.	Subsequent Events

(1)

Subsequent to December 31, 2021, the Company and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd. issued corporate bonds for the purposes of repayment of debts and others as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1117 Corporate bond	2022.01.04	2025.01.04	2.33	~~W~~	150,000
	#1118 Corporate bond	2022.01.04	2027.01.04	2.53		200,000
	#1119 Corporate bond	2022.01.06	2029.01.06	2.75		200,000
	#1120 Corporate bond	2022.01.06	2032.01.06	2.83		100,000
	#1121 Corporate bond	2022.01.10	2025.01.10	2.50		270,000
	#1122 Corporate bond	2022.01.10	2029.01.10	2.83		200,000
	#1123 Corporate bond	2022.01.12	2027.01.12	2.69		280,000
	#1124 Corporate bond	2022.01.12	2032.01.12	2.90		120,000
	#1125 Corporate bond	2022.01.19	2025.01.19	2.58		160,000
	#1126 Corporate bond	2022.01.19	2029.01.19	2.92		100,000
	#1127 Corporate bond	2022.01.25	2027.01.25	2.80		150,000
	#1128 Corporate bond	2022.01.25	2032.01.25	2.98		100,000
	#1129 Corporate bond	2022.01.27	2025.01.27	2.70		190,000
	#1130 Corporate bond	2022.01.27	2029.01.27	2.99		140,000
	#1131 Corporate bond	2022.02.04	2027.02.04	2.97		190,000
	#1132 Corporate bond	2022.02.04	2032.02.04	3.05		160,000
	#1133 Corporate bond	2022.02.08	2025.02.08	2.80		150,000
	#1134 Corporate bond	2022.02.08	2029.02.08	3.10		140,000
	#1135 Corporate bond	2022.02.10	2027.02.10	3.03		300,000
	#1136 Corporate bond	2022.02.10	2032.02.10	3.17		70,000
	#1137 Corporate bond	2022.02.14	2025.02.14	2.89		200,000
	#1138 Corporate bond	2022.02.14	2029.02.14	3.19		90,000
	#1139 Corporate bond	2022.02.18	2025.02.18	2.86		180,000
	#1140 Corporate bond	2022.02.18	2027.02.18	3.08		110,000
	#1141 Corporate bond	2022.02.22	2025.02.22	2.93		160,000
	#1142 Corporate bond	2022.02.22	2027.02.22	3.15		130,000
	#1143 Corporate bond	2022.02.25	2025.02.25	2.82		120,000
	#1144 Corporate bond	2022.02.25	2027.02.25	3.09		40,000
	#1145 Corporate bond	2022.03.02	2025.03.02	2.85		150,000
	#1146 Corporate bond	2022.03.02	2027.03.02	3.12		160,000
	#1147 Corporate bond	2022.03.04	2025.03.04	2.84		190,000
	#1148 Corporate bond	2022.03.04	2027.03.04	3.12		90,000
	#1149 Corporate bond	2022.03.04	2029.03.04	3.15		20,000
	#1150 Corporate bond	2022.03.07	2025.03.07	2.82		160,000
	#1151 Corporate bond	2022.03.07	2027.03.07	3.11		90,000
	#1152 Corporate bond	2022.03.07	2029.03.07	3.15		50,000
	#1153 Corporate bond	2022.03.10	2025.03.10	2.88		170,000
	#1154 Corporate bond	2022.03.10	2027.03.10	3.10		130,000
Korea Hydro & Nuclear Power Co., Ltd.	#63-1 Corporate bond	2022.02.17	2027.02.17	2.81		40,000
	#63-2 Corporate bond	2022.02.17	2042.02.17	3.04		60,000
	#63-3 Corporate bond	2022.02.17	2052.02.17	2.97		50,000
	#64-1 Corporate bond	2022.03.11	2042.03.11	3.10		70,000
	#64-2 Corporate bond	2022.03.11	2052.03.11	3.02		80,000
Korea Midland Power Co., Ltd.	#65-1 non-guaranteed Corporate bond	2022.01.17	2032.01.17	2.85		10,000
	#65-2 non-guaranteed Corporate bond	2022.01.17	2042.01.17	2.83		10,000
	#66-1 non-guaranteed Corporate bond	2022.01.24	2025.01.24	2.83		40,000
	#66-2 non-guaranteed Corporate bond	2022.01.24	2027.01.24	2.95		30,000
	#66-2 non-guaranteed Corporate bond	2022.01.24	2052.01.24	2.87		50,000
	#67 non-guaranteed Corporate bond	2022.02.17	2052.02.17	3.01		40,000
Korea Western Power Co., Ltd.	#51-1 Corporate bond	2022.01.25	2025.01.24	2.76		50,000
	#51-2 Corporate bond	2022.01.25	2042.01.24	2.78		20,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

51.	Subsequent Events, Continued

(2)

The Group established the right of pledge on the shares of Jeju Hanlim Offshore Wind Co., Ltd. with other shareholders to procure project financing of Jeju Hanlim Offshore Wind Co., Ltd. which is a subsidiary of the Group on February 25, 2022.

(3)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The event described above is considered as a non-adjusting event after the reporting period. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Urkaine on the the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2021 and 2020

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the years ended December 31, 2021 and 2020 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2021		2020
Operating profit (loss) on the consolidated statements of comprehensive income (loss)	~~W~~	(5,860,143)	4,086,275
Add
Other income
Reversal of other provisions		15,548	25,826
Reversal of other allowance for doubtful accounts		98	2,465
Gains on government grants		458	269
Gains on assets contributed		9,347	24,324
Gains on liabilities exempted		1,830	1,314
Compensation and reparations revenue		104,826	95,407
Revenue from foundation fund		1	—
Revenue from research contracts		5,996	4,001
Rental income		204,123	193,567
Others		30,694	45,798
Other gains
Gains on disposal of property, plant and equipment		56,284	93,195
Gains on disposal of intangible assets		1	1,556
Reversal of impairment losses on property, plant and equipment		—	7,805
Reversal of impairment losses on intangible assets		14	—
Gains on foreign currency translation		20,598	8,917
Gains on foreign currency transactions		48,671	61,865
Gains on insurance proceeds		144	43,800
Others		250,174	322,379
Deduct
Other expenses
Compensation and reparations expenses		(663)	(11,959)
Accretion expenses of other provisions		(2,711)	(17,991)
Depreciation expenses on investment properties		(1,386)	(1,453)
Depreciation expenses on idle assets		(3,621)	(6,604)
Other bad debt expense		(49,372)	(32,503)
Donations		(152,456)	(316,981)
Others		(47,723)	(30,229)
Other losses
Losses on disposal of property, plant and equipment		(92,622)	(162,725)
Losses on disposal of intangible assets		(145)	(392)
Losses on valuation of other non-current assets		—	(241)
Losses on impairment of property, plant and equipment		(4,056)	(80,413)
Losses on impairment of intangible assets		—	(3,599)
Losses on impairment of other non-current assets		(16,035)	—
Losses on foreign currency translation		(4,732)	(17,664)
Losses on foreign currency transactions		(67,990)	(49,694)
Others		(181,787)	(189,695)

Adjusted operating profit (loss)	~~W~~	(5,736,635)	4,096,620